
DYCOM
INDUSTRIES INC.




13003467

# 2013 ANNUAL REPORT

# CORPORATE PROFILE

Dycom Industries, Inc. is a leading provider of specialty contracting services throughout the United States and in Canada. These services include engineering, construction, maintenance and installation services to telecommunications providers, underground facility locating services to various utilities, including telecommunications providers, and other construction and maintenance services to electric and gas utilities and others. Dycom has grown to become one of North America's largest specialty contracting services companies. Its more than 40 operating subsidiaries serve customers in all 50 states, the District of Columbia, and in Canada. Headquartered in Palm Beach Gardens, Florida, Dycom employs a workforce of more than 10,800 employees across all locations.

**Specialty Contracting Services**

*Engineering*. Dycom provides outside plant engineers and drafters to telecommunication providers. These personnel design aerial, underground and buried fiber optic, copper, and coaxial cable systems that extend from the telephone company central office, or cable operator headend, to the consumer's home or business. The engineering services Dycom provides to telephone companies include: the design of service area concept boxes, terminals, buried and aerial drops, transmission and central office equipment; the proper administration of feeder and distribution cable pairs; and fiber cable routing and design. For cable television multiple system operators, Dycom performs make-ready studies, strand mapping, field walk-out, computer-aided radio frequency design and drafting, and fiber cable routing and design. Dycom obtains rights of way and permits in support of its engineering activities and those of its customers, and provides construction management and inspection personnel in conjunction with engineering services or on a stand-alone basis.

*Construction, Maintenance, and Installation*. Dycom places and splices fiber, copper, and coaxial cables. In addition, Dycom excavates trenches in which to place these cables; places related structures such as poles, anchors, conduits, manholes, cabinets and closures; places drop lines from main distribution lines to the consumer's home or business; and maintains and removes these facilities. These services are provided to both telephone companies and cable television multiple system operators in connection with the deployment of new networks and the expansion or maintenance of existing networks. For cable television system operators, Dycom installs and maintains customer premise equipment such as digital video recorders, set top boxes and modems. For wireless carriers, Dycom provides tower construction, lines and antenna installation, and foundation and equipment pad construction, as well as equipment and material fabrication and site testing services.

*Underground Facility Locating Services*. Dycom provides underground facility locating services to a variety of utility companies, including telecommunication providers. Under various state laws, excavators are required, prior to excavating, to request from utility companies the location of their underground facilities in order to prevent utility network outages and to safeguard the general public from the consequences of damages to underground utilities. Utility companies are required to respond within specified time periods to these requests to mark underground and buried facilities. Dycom's underground facility locating services include locating telephone, cable television, power, water, sewer, and gas lines.

*Electric and Gas Utilities and Other Construction and Maintenance Services*. Dycom performs construction and maintenance services for electric and gas utilities and other customers. These services are performed primarily on a stand-alone basis and typically include installing and maintaining overhead and underground power distribution lines. In addition, Dycom periodically provides these services for the combined projects of telecommunication providers and electric utility companies, primarily in joint trenching situations, in which services are being delivered to new housing subdivisions. Dycom also maintains and installs underground natural gas transmission and distribution systems for gas utilities.

# FINANCIAL HIGHLIGHTS

*The following financial information has been derived from the Company's consolidated financial statements. This information should be read in conjunction with the consolidated financial statements and the notes thereto contained in this Annual Report, as well as the section of this Annual Report entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."*

| | 2013 | 2012 | 2011 | 2010 | 2009 |
|---|---|---|---|---|---|
| | *In thousands, except per common share amounts and number of employees* | | | | |
| Revenues | $1,608,612 | $1,201,119 | $1,035,868 | $988,623 | $1,106,900 |
| Income (loss) from continuing operations | $35,188 | $39,378 | $16,107 | $5,849 | $(53,094) |
| Net income (loss) | $35,188 | $39,378 | $16,107 | $5,849 | $(53,180) |
| Earnings (loss) per common share - diluted | $1.04 | $1.14 | $0.45 | $0.15 | $(1.35) |
| Weighted average number of common shares – diluted | 33,782 | 34,482 | 35,754 | 38,997 | 39,255 |
| Total assets | $1,154,208 | $772,193 | $724,755 | $679,556 | $693,457 |
| Long-term obligations | $526,032 | $264,699 | $254,391 | $187,798 | $192,804 |
| Stockholders' equity | $428,361 | $392,931 | $351,851 | $394,555 | $390,623 |
| Number of employees | 10,822 | 8,111 | 8,320 | 8,897 | 9,231 |

# DYCOM'S NATIONWIDE PRESENCE


Dycom Headquarters
Primary Locations

October 2013

# DEAR FELLOW SHAREHOLDERS:

As fiscal 2014 begins, we look back on another year of outstanding performance. Our acquisition of the telecommunications infrastructure services subsidiaries of Quanta Services dramatically increased the Company's scope and scale. It was buttressed by continued organic growth, growth which accelerated throughout the year. Both of these developments occurred at a time when our customers are increasingly signaling that vast increases in the capabilities of their telecommunications networks are being considered. Programs to dramatically increase telecommunication network capabilities have occurred before in our industry. When they have, our business opportunities have significantly escalated. When these opportunities have been met with good execution on our part, shareholders and employees have been amply rewarded.

In my fiscal 2007 shareholder letter, I outlined a simple model of our industry's dynamics:

- Telephone and cable companies will converge in their product offerings and compete with one another.
- Each will offer video, voice, and data services to residential consumers over wired networks possessing dramatically improved capabilities.
- Improved capabilities will be initiated by telephone and cable companies to create significant relative competitive advantages.
- These initiatives will enable new consumer applications which create meaningful value.
- Consumers will demand ever increasing amounts of network bandwidth and reliability as they adopt these ever evolving and valued applications.
- Demand for network bandwidth and reliability has continually and inevitably exhausted network capacity, driving increased telephone and cable company capital expenditures to provision ever growing amounts of bandwidth and network functionality.



Six years later this simple model's powerful insights remain undiminished. Its conceptual clarity has enabled us to both predict and understand industry developments and the opportunities they may create.

Today, telephone and cable companies continue to converge in their residential product offerings and compete ever more strenuously with one another. The entry of cable operators over the last five years into the market for data services to small and medium business enterprises has been remarkable and continues unabated as a key growth opportunity for us and our customers. Improved wired networks continue to support augmented video, voice and data services to both residential and business customers while the introduction of the iPhone by Apple in 2007 has unleashed tremendous demand for wireless broadband services, a new and key growth area for the Company during fiscal 2013.

These improved network capabilities have been initiated by our customers to create and maintain relative competitive advantages. Recently, the CEO of one of our customers stated, "And you are going to see, this is just the nature of our industry. Somebody invests in technology and it gives them an advantage and they ride it for a while. Somebody comes along and they invest."

Consumer applications which take advantage of enhanced telecommunications network capabilities have exploded since 2007. Earlier this year it was reported that Netflix, an online video service provider, consumed roughly one third of peak period network downstream bandwidth on the internet. In 2007, Netflix was best known for physically distributing digital video discs (DVDs) through the U.S. Postal Service. YouTube, a video service which allows users to share video content was founded in 2005. Its first video was uploaded on April 23 of that year. Earlier in 2013 it was reported that YouTube consumed over 17 percent of peak period network downstream bandwidth on the internet. These two video applications combined consume roughly one half of current peak internet downstream bandwidth. Six years ago they were insignificant.

The impact of these and other applications has increased the demands on our customers' networks. Customers have responded to these demands through capital expenditures which have enhanced the speed with which consumers and businesses download and upload data over both wired and wireless networks. Recently, one of our customers publicly disclosed that approximately one-third of its millions and millions of high speed data subscribers now routinely subscribe to 50 megabit connections, a speed that was barely commercially available in 2007.

All in all, I strongly believe that this model of industry dynamics remains as instructive today as it was in 2007.

In fact, recent comments made by several of our customers appear to be signaling that they are considering the broader deployment of one gigabit connections. These connections are roughly 20 to 50 times more capable than the routine data connections provided to residential consumers today. This potential step function change in capability is reminiscent in many ways to the increase in capabilities achieved when internet access transitioned from dial-up over a standard copper telephone connection to a one megabit broadband connection provided by cable operators over hybrid fiber coaxial cable networks. Dial-up access, which was the predominant technology in the initial phase of internet access, was generally accomplished through 28 kilobit or 56 kilobit connections from telephone companies. When cable operators began offering connections, they quickly did so at one megabit, an 18 to 35 fold increase in capability. The rapid and massive consumer adoption of these one megabit connections was accompanied by significant cable industry capital expenditures which fueled in part the rapid growth the Company experienced from 1997 through 2000. Success by the cable operators prompted a competitive response as telephone companies began to roll out digital subscriber line (DSL) technology. This roll out also contributed to our growth in that time period. As our industry model predicts, consumer demand generated technology deployments by our customers so that they could create relative competitive advantages for their own businesses.

There are other ways in which that earlier period and the current industry environment are very similar. Merger activity amongst our customers was robust as they felt compelled to create scale in part to support the needs for growth capital. New sources of capital from outside the existing industry emerged with Microsoft investing in cable operator Comcast and Paul Allen, a co-founder of Microsoft, purchasing and heavily investing in cable operator Charter Communications. The involvement of these new industry participants served to highlight the critical importance of high speed access to the ultimate success of the internet. High speed

*continued*

access enabled the internet to become the transformative medium it is today. Similarly, today the wireless industry is undergoing substantial merger activity including the provision of capital by a participant new to the United States market. This participant is focused on dramatic improvements in wireless network capabilities. Wired networks are also attracting renewed interest as Google has announced that it is or will be building a one gigabit fiber to the home network in three cities. This last development is particularly noteworthy as it signifies that one of the foremost beneficiaries of past increases in network bandwidth is now attempting to be the direct catalyst of another dramatic increase.

Within this industry context, our purchase of the telecommunications infrastructure services subsidiaries of Quanta Services in December of 2012 was well timed to increase our scope and scale just as new potential industry catalysts were emerging. This acquisition strengthened our customer base, geographic scope and technical service offerings. It reinforced our rural engineering and construction capabilities, wireless construction resources and broadband construction competencies. It took advantage of a very attractive financing environment to drive strong investment returns. The acquisition brought us an experienced management team with a solid industry reputation.

The businesses acquired operate nationwide from principal business locations in Arizona, California, Florida, Georgia, Minnesota, New York, Pennsylvania and Washington. They have provided literally decades of dedicated service to our joint customers. We have been pleased with the acquisition.

In a year focused on the acquisition, financing and integration of these newly acquired businesses, our legacy businesses continued to perform very well. Organic revenue* growth for the fiscal year was 4.9%, an impressive growth rate given the challenge of lapping the strong growth of the prior year. Organic revenue growth accelerated from 2.4% in the first quarter through 7.5% in the fourth quarter. Services for wireless carriers grew strongly throughout the year offsetting the slowing of rural broadband projects which were funded by the American Recovery and Reinvestment Act of 2009. On a stand-alone basis our legacy businesses produced revenues* of $1.271 billion, a record amount which eclipsed the pre-recession revenues of fiscal 2008.

On a total basis including all revenues from companies acquired during the fiscal year, revenues totaled $1.609 billion, an increase of 33.9% from fiscal 2012. Earnings were strong despite substantial acquisition related expenses while operating cash flow increased 63.9% from $65 million to $107 million. The balance sheet remains strong with $197.9 of liquidity through cash and availability on our bank credit facility at fiscal year-end.

As we look forward to an industry environment full of potential opportunities, we are pleased with the condition of the Company and grateful to our employees for their hard work and dedication.

To our shareholders and directors: thanks for your insights and support. As always, your constant vigilance ensures that we remain focused on the fundamentals of success. And finally, to our retiring director Chip Brennan, thanks for your 11 years of dedicated service. Your wise counsel has been much appreciated. You leave us a much better company.

Sincerely,



Steven Nielsen
President and Chief Executive Officer

*Organic revenue and revenues of legacy businesses are Non-GAAP financial measures. See the Reconciliation of Non-GAAP Financial Measures at the end of this annual report for a reconciliation of these financial measures to the most directly comparable financial measure calculated and presented in accordance with accounting principles generally accepted in the United States.

**UNITED STATES SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**
**FORM 10-K**

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**For the fiscal year ended July 27, 2013**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**For the transition period from ________ to ________**

**Commission File Number 001-10613**

# DYCOM INDUSTRIES, INC.

(*Exact name of registrant as specified in its charter*)

| **Florida** | **59-1277135** |
|---|---|
| (*State or other jurisdiction of incorporation or organization*) | (*I.R.S. Employer Identification No.*) |
| **11770 US Highway 1, Suite 101, Palm Beach Gardens, Florida** | **33408** |
| (*Address of principal executive offices*) | (*Zip Code*) |

**Registrant's telephone number, including area code: (561) 627-7171**

**Securities registered pursuant to Section 12(b) of the Act:**

| **Title of Each Class** | **Name of Each Exchange on Which Registered** |
|---|---|
| Common Stock, par value $0.33 1/3 per share | New York Stock Exchange |

**Securities registered pursuant to Section 12(g) of the Act:**
**None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K ($ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy of information statements incorporated by reference in Part III of this Form 10-K or any amendment to this form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the common stock, par value $0.33 1/3 per share, held by non-affiliates of the registrant, computed by reference to the closing price of such stock on the New York Stock Exchange on January 26, 2013, was $688,599,652.

There were 33,295,803 shares of common stock with a par value of $0.33 1/3 outstanding at September 6, 2013.

**DOCUMENTS INCORPORATED BY REFERENCE**

| **Document** | **Part of Form 10-K into which incorporated** |
|---|---|
| Portions of the registrant's Proxy Statement to be filed by November 24, 2013 | Parts II and III |

Such Proxy Statement, except for the portions thereof which have been specifically incorporated by reference, shall not be deemed "filed" as part of this Annual Report on Form 10-K.

**Dycom Industries, Inc.**
**Table of Contents**


| | | |
|---|---|---|
| | Cautionary Note Concerning Forward-Looking Statements | 3 |
| | Available Information | 3 |
| | **PART I** | |
| Item 1. | Business | 4 |
| Item 1A. | Risk Factors | 9 |
| Item 1B. | Unresolved Staff Comments | 15 |
| Item 2. | Properties | 15 |
| Item 3. | Legal Proceedings | 15 |
| Item 4. | Mine Safety Disclosures | 15 |
| | **PART II** | |
| Item 5. | Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities | 16 |
| Item 6. | Selected Financial Data | 17 |
| Item 7. | Management's Discussion and Analysis of Financial Condition and Results of Operations | 19 |
| Item 7A. | Quantitative and Qualitative Disclosures About Market Risk | 38 |
| Item 8. | Financial Statements and Supplementary Data | 39 |
| Item 9. | Changes in and Disagreements with Accountants on Accounting and Financial Disclosures | 82 |
| Item 9A. | Controls and Procedures | 82 |
| Item 9B. | Other Information | 84 |
| | **PART III** | |
| Item 10. | Directors, Executive Officers and Corporate Governance | 84 |
| Item 11. | Executive Compensation | 84 |
| Item 12. | Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters | 84 |
| Item 13. | Certain Relationships, Related Transactions and Director Independence | 84 |
| Item 14. | Principal Accounting Fees and Services | 84 |
| | **PART IV** | |
| Item 15. | Exhibits and Financial Statement Schedules | 84 |
| Signatures | | 88 |

## Cautionary Note Concerning Forward-Looking Statements

This Annual Report on Form 10-K, including any documents incorporated by reference or deemed to be incorporated by reference herein, contains "forward-looking statements," which are statements relating to future events, future financial performance, strategies, expectations, and competitive environment. Words such as "outlook," "believe," "expect," "anticipate," "estimate," "intend," "forecast," "may," "should," "could," "project" and similar expressions, as well as statements in future tense, identify forward-looking statements.

You should not read forward-looking statements as a guarantee of future performance or results. They will not necessarily indicate accurately whether such performance or results will be achieved or at what time. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief at that time with respect to future events. Such statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors, assumptions, uncertainties, and risks that could cause such differences include, but are not limited to:

- anticipated outcomes of contingent events, including litigation;
- projections of revenues, income or loss, or capital expenditures;
- whether the carrying value of our assets is impaired;
- expected benefits and synergies of businesses acquired, including those acquired in fiscal 2013, and future opportunities for the combined businesses;
- plans for future operations, growth and acquisitions, dispositions, or financial needs;
- availability of financing;
- the outcome of our plans for future operations, growth and services, including contract backlog;
- restrictions imposed by our credit agreement and the indenture governing our senior subordinated notes;
- the use of our cash flow to service our debt;
- future economic conditions and trends in the industries we serve;
- assumptions relating to any of the foregoing;

and other factors discussed within Item 1, *Business*, Item 1A, *Risk Factors* and Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations* in this Annual Report on Form 10-K and other risks outlined in our periodic filings with the Securities and Exchange Commission ("SEC"). Our forward-looking statements are expressly qualified in their entirety by this cautionary statement. Our forward-looking statements are only made as of the date of this Annual Report on Form 10-K, and we undertake no obligation to update these forward-looking statements to reflect new information, or events or circumstances arising after such date.

## Available Information

Copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are available free of charge at our website, *www.dycomind.com,* as soon as reasonably practicable after we file these reports with, or furnish these reports to, the SEC. All references to *www.dycomind.com* in this report are inactive textual references only and the information on our website is not incorporated into this Annual Report on Form 10-K.

## PART I

### Item 1. *Business.*

Dycom Industries, Inc. is a leading provider of specialty contracting services and was incorporated in the State of Florida in 1969. These services, which are provided throughout the United States and in Canada, include engineering, construction, maintenance and installation services to telecommunications providers, underground facility locating services to various utilities, including telecommunications providers, and other construction and maintenance services to electric and gas utilities and others. The terms "Company," "we," "us," and "our" mean Dycom Industries, Inc. and all subsidiaries included in the Consolidated Financial Statements in Part II, Item 8, *Financial Statements and Supplementary Data*, of this Annual Report on Form 10-K unless the context indicates otherwise.

We have established relationships with many leading telephone companies, cable television multiple system operators, and electric and gas utilities and others. These companies include AT&T Inc. ("AT&T"), CenturyLink, Inc. ("CenturyLink"), Comcast Corporation ("Comcast"), Verizon Communications Inc. ("Verizon"), Windstream Corporation ("Windstream"), Charter Communications, Inc. ("Charter"), Time Warner Cable Inc. ("Time Warner Cable"), Frontier Communications Corporation ("Frontier"), Ericsson Inc. ("Ericsson"), and Cablevision Systems Corporation ("Cablevision"), as well as numerous rural service providers.

On December 3, 2012, we acquired substantially all of the telecommunications infrastructure services subsidiaries (the "Acquired Subsidiaries") of Quanta Services, Inc. Additionally, during the fourth quarter of fiscal 2013, we acquired Sage Telecommunications Corp of Colorado, LLC ("Sage") and certain assets of a tower construction and maintenance company. The results of operations of the businesses acquired are included in the accompanying consolidated financial statements from their respective dates of acquisition.

### Specialty Contracting Services

*Engineering.* We provide outside plant engineers and drafters to telecommunication providers. These personnel design aerial, underground and buried fiber optic, copper, and coaxial cable systems that extend from the telephone company central office, or cable operator headend, to the consumer's home or business. The engineering services we provide to telephone companies include: the design of service area concept boxes, terminals, buried and aerial drops, transmission and central office equipment; the proper administration of feeder and distribution cable pairs; and fiber cable routing and design. For cable television multiple system operators, we perform make-ready studies, strand mapping, field walk-out, computer-aided radio frequency design and drafting, and fiber cable routing and design. We obtain rights of way and permits in support of our engineering activities and those of our customers, and provide construction management and inspection personnel in conjunction with engineering services or on a stand-alone basis.

*Construction, Maintenance, and Installation.* We place and splice fiber, copper, and coaxial cables. In addition, we excavate trenches in which to place these cables; place related structures such as poles, anchors, conduits, manholes, cabinets and closures; place drop lines from main distribution lines to the consumer's home or business; and maintain and remove these facilities. These services are provided to both telephone companies and cable television multiple system operators in connection with the deployment of new networks and the expansion or maintenance of existing networks. For cable television system operators, we install and maintain customer premise equipment such as digital video recorders, set top boxes and modems. We provide tower construction, lines and antenna installation, and foundation and equipment pad construction for wireless carriers, as well as equipment and material fabrication and site testing services. Additionally, premise wiring services are provided to various companies, as well as state and local governments. These services include the installation, repair and maintenance of telecommunications infrastructure within improved structures.

*Underground Facility Locating Services.* We provide underground facility locating services to a variety of utility companies, including telecommunication providers. Under various state laws excavators are required, prior to excavating, to request from utility companies the location of their underground facilities in order to prevent utility network outages and to safeguard the general public from the consequences of damages to underground utilities. Utility companies are required to respond within specified time periods to these requests to mark underground and buried facilities. Our underground facility locating services include locating telephone, cable television, power, water, sewer, and gas lines.

*Electric and Gas Utilities and Other Construction and Maintenance Services.* We perform construction and maintenance services for electric and gas utilities and other customers. These services are performed primarily on a stand-alone basis and typically include installing and maintaining overhead and underground power distribution lines. In addition, we periodically provide these services for the combined projects of telecommunication providers and electric utility companies, primarily in joint trenching situations, in which services are being delivered to new housing subdivisions. We also maintain and install underground natural gas transmission and distribution systems for gas utilities.

***Revenues by Type of Customer***

We recognize revenues under the percentage of completion method of accounting using the units-of-delivery or cost-to-cost measures. A majority of our contracts are based on units-of-delivery and revenue is recognized as each unit is completed. Revenues from contracts using the cost-to-cost measures of completion are recognized based on the ratio of contract costs incurred to date to total estimated contract costs. Revenues from services provided under time and materials based contracts are recognized as the services are performed.

The following table presents information regarding percentage of total revenues by type of customer:

| | Fiscal Year Ended | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| Telecommunications | 87.7% | 84.5% | 82.1% |
| Underground facility locating | 7.9% | 10.9% | 14.0% |
| Electric and gas utilities and other customers | 4.4% | 4.6% | 3.9% |
| Total contract revenues | 100.0% | 100.0% | 100.0% |

**Business Strategy**

*Capitalize on Long-Term Growth Drivers.* We are well positioned to benefit from increased demand for network bandwidth which ensures reliable video, voice, and data services. As telecommunications networks experience increased demand, our customers must expand the capacity and improve the performance of their existing networks and, in certain instances, deploy new networks. This is increasingly important to our customers as the service offerings of telephone and cable companies converge, with each offering reliable, competitively priced voice, video, and data services to consumers and businesses. Additionally, there is a significant increase in demand for mobile broadband driven by the proliferation of smart phones and other wireless data devices. Our customers' networks, both wireline and wireless, are increasingly facing demands for greater capacity and reliability which increases the demand for the services we provide.

*Selectively Increase Market Share.* We believe our reputation for high quality and ability to provide services nationally creates opportunities to expand our market share. Our decentralized operating structure and numerous points of contact within customer organizations position us favorably to win new opportunities with existing customers. Our significant financial resources enable us to address larger opportunities which some of our relatively capital-constrained competitors may be unable to perform. We do not intend to increase market share by pursuing unprofitable work.

*Pursue Disciplined Financial and Operating Strategies.* We manage the financial aspects of our business by centralizing certain activities which allow us to reduce costs through leveraging our scope and scale. Functions such as treasury, tax and risk management, the approval of capital equipment procurements, the design of employee benefit plans, as well as the review and promulgation of "best practices" in certain other aspects of our operations, are centralized. Additionally, we centralize efforts in information technology that are designed to support and enhance our operating efficiency. In contrast, we decentralize the recording of transactions and the financial reporting necessary for timely operational decisions. Decentralization promotes greater accountability for business outcomes from our local decision makers. We also maintain a decentralized approach to marketing, field operations and ongoing customer service, empowering local managers to capture new business and execute contracts on a timely and cost-effective basis. This approach enables us to utilize our capital resources effectively and efficiently while retaining the organizational agility necessary to compete with our predominantly small, privately owned local competitors.

*Pursue Selective Acquisitions.* We selectively pursue acquisitions when we believe doing so is operationally and financially beneficial, although we do not rely solely on acquisitions for growth. In particular, we pursue acquisitions that we believe will provide us with incremental revenue and geographic diversification while complementing our existing operations. We generally target companies for acquisition that have defensible leadership positions in their market niches, profitability which meets or exceeds industry averages, proven operating histories, sound management and certain clearly identifiable cost synergies.

**Customer Relationships**

We have established relationships with many leading telephone companies, including AT&T, CenturyLink, Verizon, Windstream, and Frontier as well as telecommunication equipment and infrastructure providers, including Ericsson and Crown Castle International Corp. We also provide telecommunications engineering, construction, installation and maintenance services to cable television multiple system operators, including Comcast, Charter, Time Warner Cable, Cablevision and Bright House Networks. Premise wiring services are provided to various companies, as well as state and local governments. Our underground facility locating services are provided to telecommunication providers and to a variety of utility and gas companies, including Edison International and Washington Gas Light Company. We also provide construction and maintenance services to a number of electric and gas utility companies, including Questar Gas Company.

Our customer base is highly concentrated, with our top five customers accounting for approximately 58.5%, 59.6% and 62.0% of our total revenues in fiscal 2013, 2012, and 2011, respectively. During fiscal 2013, approximately 15.5% of our total revenues was derived from AT&T, 14.6% from CenturyLink, 10.9% from Comcast, 9.6% from Verizon, and 7.9% from Windstream. We believe that a substantial portion of our total revenues and operating income will continue to be derived from a concentrated group of customers.

A significant portion of our services are performed under master service agreements and other arrangements with customers that extend for periods of one or more years. We are party to numerous master service agreements and generally maintain multiple agreements with each of our customers. Master service agreements generally contain customer-specified service requirements, such as discrete pricing for individual tasks. To the extent that such agreements specify exclusivity, there are often a number of exceptions, including the ability of the customer to issue work orders valued above a specified dollar amount to other service providers, perform work with the customer's own employees, and use other service providers when jointly placing facilities with another utility. In most cases, a customer may terminate an agreement for convenience with written notice.

A customer's decision to engage us to perform a specific construction or maintenance project is often made by local customer management working with our subsidiaries. As a result, our relationships with customers are generally broad and extend deeply into their organizations. Historically, master service agreements have been awarded primarily through a competitive bidding process; however, we have been able to extend some of these agreements on a negotiated basis. We also enter into both long-term and short-term single project contracts with our customers.

Our markets are served locally by dedicated and experienced personnel. The management of our subsidiaries possesses intimate knowledge of their particular markets, allowing us to be more responsive in addressing customer needs. Our sales and marketing efforts are the responsibility of management, including management of our subsidiaries. These marketing efforts tend to focus on contacts with managers within our customers' organizations.

**Backlog**

Our backlog totaled $2.197 billion and $1.565 billion at July 27, 2013 and July 28, 2012, respectively. We expect to complete 55.4% of the July 27, 2013 backlog during fiscal 2014. The increase in backlog is due in part to the incremental backlog resulting from businesses acquired in fiscal 2013.

Our backlog consists of the uncompleted portion of services to be performed under job-specific contracts and the estimated value of future services that we expect to provide under master service agreements and other contracts. Many of our contracts are multi-year agreements, and we include in our backlog the amount of services projected to be performed over the terms of the contracts based on our historical experience with customers and, more generally, our experience in procurements of this type. Revenue estimates included in our backlog can be subject to change as a result of project accelerations, cancellations or delays due to various factors, including but not limited to commercial issues and adverse weather. These factors can also cause revenue amounts to be realized in periods and at levels different than originally projected. In many instances, our customers are not contractually committed to procure specific volumes of services under a contract. Our estimates of a customer's requirements during a particular future period may prove to be inaccurate.

Backlog is considered a non-GAAP financial measure as defined by SEC Regulation G; however, it is a common measurement used in our industry. Our methodology for determining backlog may not be comparable to the methodologies used by others.

### Safety and Risk Management

We are committed to ensuring that our employees perform their work safely, and we regularly communicate with our employees to reinforce that commitment and instill safe work habits. The safety directors of our subsidiaries review accidents and claims for our operations, examine trends and implement changes in procedures to address safety issues. Claims arising in our business generally include workers' compensation claims, various general liability and damage claims, and claims related to vehicle accidents, including personal injury and property damage. We insure against the risk of loss arising from our operations up to certain deductible limits in substantially all of the states in which we operate. In addition, we retain the risk of loss, up to certain limits, under our employee group health plan.

We carefully monitor claims and actively participate with our insurers in determining claims estimates and adjustments. The estimated costs of claims are accrued as liabilities, and include estimates for claims incurred but not reported. Due to fluctuations in our loss experience from year to year, insurance accruals have varied and can affect the consistency of our operating margins. If we experience insurance claims in excess of our umbrella coverage limit, our business could be materially and adversely affected. See Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations,* and Note 8, *Accrued Insurance Claims*, of Notes to Consolidated Financial Statements.

### Competition

The specialty contracting services industry in which we operate is highly fragmented. It is characterized by a large number of participants, including several large companies as well as a significant number of small, privately owned, local competitors. We also face competition from the in-house service organizations of our existing and prospective customers, particularly telecommunications providers that employ personnel who perform some of the same services that we provide. We have been performing specialty contracting services through relationships with our subsidiaries that in many cases have existed for decades. However, our existing and prospective customers may elect to discontinue outsourcing specialty contracting services in the future. In addition, there are relatively few barriers to entry into the markets in which we operate. As a result, any organization that has adequate financial resources and access to technical expertise may become a competitor.

A significant portion of our revenue is currently derived from master service agreements, and price is often an important factor in awarding such agreements. Accordingly, we may be underbid by our competitors if they elect to reduce their prices in order to procure business or we could be required to lower the price charged under a contract being rebid. Our competitors may also have or develop the expertise, experience and resources to provide services that are equal or superior in both price and quality to our services, and we may not be able to maintain or enhance our competitive position.

The principal competitive factors for our services include geographic presence, breadth of service offerings, worker and general public safety, price, quality of service, and industry reputation. We believe that we perform as well as or better than our competitors with respect to these factors.

### Employees

As of July 27, 2013, we employed approximately 10,822 persons. The number of our employees varies with the level of our work in progress. We maintain a nucleus of technical and managerial personnel to supervise all projects and add employees as needed to complete specific projects.

### Materials and Subcontractors

For a majority of the contract services we perform, our customers provide all the materials required while we provide the necessary personnel, tools, and equipment. Materials supplied by our customers, for which the customer retains financial and performance risk, are not included in our revenue or costs of sales. Under contracts where we are required to supply part or all of the materials, we are not generally dependent upon any one source for the materials that we customarily use to complete projects. We do not manufacture materials for resale.

We use independent subcontractors to help manage fluctuations in work volumes and reduce the amount that we may otherwise be required to spend on fixed assets and working capital. These independent subcontractors typically are small locally owned companies. Independent subcontractors provide their own employees, vehicles, tools, and insurance coverage. No single independent subcontractor is significant.

### Seasonality

Our revenues exhibit seasonality as a significant portion of the work we perform is outdoors. Consequently, our operations are impacted by extended periods of inclement weather. Generally, inclement weather is more likely to occur during the winter season, which falls during our second and third fiscal quarters. Also, a disproportionate percentage of total paid holidays fall within our second quarter, which decreases the number of available workdays. Additionally, our customer premise equipment installation activities for cable providers historically decrease around calendar year end holidays as their customers generally require less activity during this period. As a result, we may experience reduced revenue in the second or third quarters of our fiscal year.

### Environmental Matters

A significant portion of the work we perform is associated with the underground networks of our customers. We could be subject to potential material liabilities in the event we cause a release of hazardous substances or other environmental damage resulting from underground objects we encounter. Additionally, environmental laws and regulations which relate to our business include those regarding the removal and remediation of hazardous substances. These laws and regulations can impose significant fines and criminal sanctions for violations. Costs associated with the discharge of hazardous substances may include clean-up costs and related damages or liabilities. These costs could be significant and could adversely affect our results of operations and cash flows.

### Executive Officers of the Registrant

The following table sets forth certain information concerning the Company's executive officers, all of whom serve at the pleasure of the Board of Directors.

| Name | Age | Office | Executive Officer Since |
|---|---|---|---|
| Steven E. Nielsen | 50 | Chairman, President and Chief Executive Officer | February 26, 1996 |
| Timothy R. Estes | 59 | Executive Vice President and Chief Operating Officer | September 1, 2001 |
| H. Andrew DeFerrari | 44 | Senior Vice President and Chief Financial Officer | November 22, 2005 |
| Richard B. Vilsoet | 60 | Vice President, General Counsel and Corporate Secretary | June 11, 2005 |

There are no arrangements or understandings between any executive officer of the Company and any other person pursuant to which any executive officer was selected as an officer of the Company. There are no family relationships among the Company's executive officers.

*Steven E. Nielsen* has been the Company's President and Chief Executive Officer since March 1999. Prior to that, Mr. Nielsen was President and Chief Operating Officer of the Company from August 1996 to March 1999, and Vice President from February 1996 to August 1996.

*Timothy R. Estes* has been the Company's Executive Vice President and Chief Operating Officer since September 2001. Prior to that, Mr. Estes was the President of Ansco & Associates, Inc., one of the Company's subsidiaries, from 1997 until 2001 and Vice President from 1994 until 1997.

*H. Andrew DeFerrari* has been the Company's Senior Vice President and Chief Financial Officer since April 2008. Prior to that, Mr. DeFerrari was the Company's Vice President and Chief Accounting Officer since November 2005 and was the Company's Financial Controller from July 2004 through November 2005. Mr. DeFerrari was previously a senior audit manager with Ernst & Young Americas, LLC.

*Richard B. Vilsoet* has been the Company's General Counsel and Corporate Secretary since June 2005 and Vice President since November 2005. Before joining the Company, Mr. Vilsoet was a partner with Shearman & Sterling LLP. Mr. Vilsoet was with Shearman & Sterling LLP for over 15 years.

## Item 1A. *Risk Factors.*

*Our business is subject to a variety of risks and uncertainties, including, but not limited to, the risks and uncertainties described below. If any of the risks described below, or elsewhere in this Annual Report on Form 10-K, or the Company's other filings with the Securities and Exchange Commission, were to occur, our financial condition and results of operations could suffer and the trading price of our common stock could decline. Additionally, if other risks not presently known to us, or that we do not currently believe to be significant, occur or become significant, our financial condition and results of operations could suffer and the trading price of our common stock could decline.*

*Uncertain economic conditions and/or challenges in the financial and credit markets may adversely impact our customers' future spending.* The U.S. economy is still recovering from the recent recession, and growth in U.S. economic activity has remained slow. It is uncertain when these conditions will significantly improve. Economic downturns adversely impact the demand for our services and potentially result in the delay or cancellation of projects by our customers. This makes it difficult to estimate our customers' requirements for our services and adds uncertainty to the determination of our backlog. In addition, our customers generally finance their projects though cash flow from operations, the issuance of debt, or the issuance of equity. As a result, reduced cash flow from operations or volatility in the credit and equity markets could reduce the availability of debt or equity financing for our customers. This may result in a reduction in our customers' spending for our services, which could adversely affect our operations as a result of less demand for our services or lower margins.

*Demand for our services is cyclical and vulnerable to downturns affecting the industries we serve.* Demand for our services by telecommunications customers has been, and will likely continue to be, cyclical in nature and vulnerable to downturns in the economy and telecommunications industry. Our results for fiscal 2009 and fiscal 2010 were impacted by customer reductions in near-term spending plans. Although we experienced an improved operating environment in fiscal 2013, 2012, and 2011, there is no guarantee that future downturns will not occur. During times of slowing economic conditions, our customers often reduce their capital expenditures and defer or cancel pending projects. In addition, our underground facility locating services more generally are influenced by the level of overall economic activity. As a result of the foregoing, demand for our services may decline during periods of economic weakness adversely affecting our operations, cash flows and liquidity.

*We derive a significant portion of our revenues from master service agreements and long-term contracts which may be canceled by our customers upon notice or which we may be unable to renew on negotiated terms.* During fiscal 2013, we derived approximately 77.0% of our revenues from master service agreements and long-term contracts. By their terms, the majority of these contracts may be canceled by our customers upon notice, regardless of whether or not we are in default. In addition, our customers generally have no obligation to assign a specific amount of work to us under these agreements. Consequently, projected expenditures by customers are not assured until a definitive work order is placed with us and the work completed. Furthermore, our customers generally require competitive bidding of these contracts. Accordingly, we may be underbid by our competitors if they elect to reduce their prices in order to procure business or we could be required to lower the price charged under a contract being rebid. The loss of work obtained through master service agreements and long-term contracts or the reduced profitability of such work could adversely affect our results of operations, cash flows and liquidity.

*The industries we serve have experienced and may continue to experience rapid technological, structural and competitive changes that could reduce the need for our services and adversely affect our revenues.* The telecommunications industry is characterized by rapid technological change, intense competition and changing consumer demands. We generate a significant portion of our revenues from customers in the telecommunications industry. New technologies, or upgrades to existing technologies by customers, could reduce the need for our services and adversely affect our revenues and profitability. New, developing, or existing services could displace the wireline or wireless systems that we install and that are used by our customers to deliver services to consumers and businesses. In addition, improvements in existing technology may allow telecommunication companies to improve their networks without physically upgrading them. Reduced demand for our services or a loss of a significant customer could adversely affect our results of operations, cash flows and liquidity.

*We derive a significant portion of our revenues from a limited number of customers, and the loss of one or more of these customers could adversely impact our revenues and profitability.* Our customer base is highly concentrated, with our top five customers accounting for approximately 58.5%, 59.6%, and 62.0% of our total revenues in fiscal 2013, 2012, and 2011, respectively. If we were to lose one or more of our significant customers, our revenue may significantly decline. In addition, revenues under our contracts with significant customers may vary from period-to-period depending on the timing or volume of work which those customers order or perform with their in-house service organizations. Additionally, the consolidation, merger or acquisition of an existing customer may result in a change in procurement strategies employed by the surviving entity which could reduce the amount of work we receive. The loss of work from a significant customer could adversely affect our results of operations, cash flows and liquidity.

*The specialty contracting services industry in which we operate is highly competitive.* We compete with other specialty contractors, including numerous small, privately owned companies, as well as several companies that may have financial, technical and marketing resources that exceed our own. Relatively few barriers to entry exist in the markets in which we operate and, as a result, any organization with adequate financial resources and access to technical expertise may become a competitor. Additionally, our competitors may develop the expertise, experience and resources to provide services that are equal or superior in both price and quality to our services, and we may not be able to maintain or enhance our competitive position. We also face competition from the in-house service organizations of our customers whose personnel perform some of the services that we provide. We can offer no assurance that our existing or prospective customers will continue to outsource specialty contracting services in the future.

*Our financial results are based on estimates and assumptions that may differ from actual results.* In preparing our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, a number of estimates and assumptions are made by management that affect the amounts reported in the financial statements. These estimates and assumptions must be made because certain information that is used in the preparation of our financial statements is either dependent on future events or cannot be calculated with a high degree of precision from available data. In some instances, these estimates are particularly uncertain and we must exercise significant judgment. Estimates are primarily used in our assessment of the recognition of revenue for costs and estimated earnings under the percentage of completion method of accounting, allowance for doubtful accounts, the fair value of reporting units for goodwill impairment analysis, the assessment of impairment of intangibles and other long-lived assets, the purchase price allocations of businesses acquired, accrued insurance claims, income taxes, asset lives used in computing depreciation and amortization, stock-based compensation expense for performance-based stock awards, and accruals for contingencies, including legal matters. At the time they are made, we believe that such estimates are fair when considered in conjunction with our consolidated financial position and results of operations taken as a whole. However, actual results could differ from those estimates and such differences may be material to our financial statements.

*Our profitability is based on our delivering services within the estimated costs established when pricing our contracts.* We recognize revenues under the percentage of completion method of accounting using the units-of-delivery or cost-to-cost measures. A significant majority of our contracts are based on units-of-delivery and revenue is recognized as each unit is completed. As the price for each of the units is fixed by the contract, our profitability could decline if our actual cost to complete each unit exceeds our original estimates. Revenues from contracts using the cost-to-cost measures of completion are recognized based on the ratio of contract costs incurred to date to total estimated contract costs. Application of the percentage of completion method of accounting requires that we estimate the costs to be incurred in performing the contract. Our process for estimating costs is based on the knowledge and experience of our project managers and financial professionals. Any changes in original cost estimates, or the assumptions underpinning such estimates, may result in changes to costs and income. These changes would be recognized in the period in which they are determined and could result in significant changes to previously reported profits.

*We have a significant amount of accounts receivable and costs and estimated earnings in excess of billings.* We extend credit to our customers as a result of performing work under contract prior to billing our customers for that work. These customers include telephone companies, cable television multiple system operators, and gas and electric utilities and others. At July 27, 2013, we had net accounts receivable of $252.2 million and costs and estimated earnings in excess of billings of $204.3 million. We periodically assess the credit risk of our customers and continuously monitor the timeliness of payments. Slowing conditions in the industries we serve may impair the financial condition of one or more of our customers and hinder their ability to pay us on a timely basis or at all. Furthermore, bankruptcies or financial difficulties within the telecommunications sector could hinder the ability of our customers to pay us on a timely basis or at all. The failure or delay in payment by our customers could reduce our cash flows and adversely impact our liquidity and profitability.

*We retain the risk of loss for certain insurance related liabilities.* We retain the risk of loss, up to certain limits, for claims related to automobile liability, general liability, workers' compensation, employee group health, and locate damages. We estimate and develop our accrual for these claims based on facts, circumstances and historical evidence. However, the estimate for accrued insurance claims remains subject to uncertainty as it depends in part on factors that cannot be known with precision. These factors include the estimated number of future claims, the payment pattern of claims which have been incurred, changes in the medical condition of claimants, and other factors such as inflation, tort reform or other legislative changes, unfavorable jury decisions and court interpretations. Should a greater number of claims occur compared to what we have estimated, or should the dollar amount or cost of actual claims exceed what we have anticipated, our recorded reserves may not be sufficient, and we could incur substantial additional unanticipated charges. See Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies – Accrued Insurance Claims*, and Note 8, *Accrued Insurance Claims*, of Notes to the Consolidated Financial Statements in this Annual Report on Form 10-K.

*Our backlog is subject to reduction or cancellation.* Our backlog consists of the uncompleted portion of services to be performed under job-specific contracts and the estimated value of future services that we expect to provide under master service agreements and other contracts. Many of our contracts are multi-year agreements, and we include in our backlog the amount of services projected to be performed over the terms of the contracts based on our historical experience with customers and, more generally, our experience in procurements of this type. Revenue estimates included in our backlog can be subject to change as a result of project accelerations, cancellations or delays due to various factors, including but not limited to commercial issues and adverse weather. These factors can also cause revenue amounts to be realized in periods and at levels different than originally projected. In many instances, our customers are not contractually committed to procure specific volumes of services under a contract. Our estimates of a customer's requirements during a particular future period may prove to be inaccurate. As a result, our backlog as of any particular date is an uncertain indicator of future revenues and earnings.

*We may incur impairment charges on goodwill or other intangible assets.* We account for goodwill in accordance with Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") Topic 350, *Intangibles-Goodwill and Other* ("ASC Topic 350"). Our reporting units goodwill and other related indefinite-lived intangible assets are assessed annually as of the first day of the fourth fiscal quarter of each year in order to determine whether their carrying value exceeds their fair value. In addition, they are tested on an interim basis if an event occurs or circumstances change between annual tests that would more likely than not reduce their fair value below carrying value. If we determine the fair value of the goodwill or other indefinite-lived intangible assets is less than their carrying value as a result of the tests, an impairment loss is recognized. Any such write-down adversely affects our results of operations.

Our goodwill resides in multiple reporting units. As a result of the fiscal 2013 annual impairment analysis, the Company concluded that no impairment of goodwill or the indefinite-lived intangible asset was indicated at any reporting unit. For businesses acquired in fiscal 2013, there were no significant changes in forecast assumptions between the initial valuation date and the annual impairment analysis. As a result, the estimated fair values determined during the fiscal 2013 annual impairment analysis approximated the reporting units' carrying values for the businesses acquired in fiscal 2013. Our UtiliQuest reporting unit, having a goodwill balance of approximately $35.6 million and an indefinite-lived trade name of $4.7 million, has been at lower operating levels as compared to historical levels. The fair value of the UtiliQuest reporting unit exceeds its carrying value by approximately 20%. The UtiliQuest reporting unit provides services to a broad range of customers including utilities and telecommunication providers. These services are required prior to underground excavation and are influenced by overall economic activity, including construction activity. The goodwill balance of this reporting unit may have an increased likelihood of impairment if a downturn in customer demand were to occur, or if the reporting unit were not able to execute against customer opportunities, and the long-term outlook for their cash flows were adversely impacted. Furthermore, changes in the long-term outlook for this reporting unit may result in changes to other valuation assumptions.

The profitability of individual reporting units may suffer periodically from downturns in customer demand and other factors resulting from the cyclical nature of our business, the high level of competition existing within our industry, the concentration of our revenues from a limited number of customers, and the level of overall economic activity. Individual reporting units may be relatively more impacted by these factors than the company as a whole. Specifically, during times of slowing economic conditions, our customers may reduce capital expenditures and defer or cancel pending projects. As a result, demand for the services of one or more of the reporting units could decline which could adversely affect our operations, cash flow, and liquidity, and could result in an impairment of goodwill or intangible assets.

*We may be subject to periodic litigation and regulatory proceedings, including Fair Labor Standards Act and state wage and hour class action lawsuits, which may adversely affect our business and financial performance.* From time to time, we may be involved in lawsuits and regulatory actions that are brought or threatened against us in the ordinary course of business. These actions and proceedings may involve claims for, among other things, compensation for alleged personal injury, workers' compensation, employment discrimination, breach of contract or property damage. In addition, we may be subject to class action lawsuits involving allegations of violations of the Fair Labor Standards Act and state wage and hour laws. Due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of any such actions or proceedings. The outcome of litigation, particularly class action lawsuits and regulatory actions, is difficult to assess or quantify, because plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. In addition, plaintiffs in many types of actions may seek punitive damages, civil penalties, consequential damages or other losses, or injunctive or declaratory relief. The ultimate resolution of these matters through settlement, mediation or court judgment could have a material impact on our financial condition, results of operations, and cash flows. In addition, regardless of the outcome, these proceedings could result in substantial cost and may require us to devote substantial resources to defend ourselves. For a description of current legal proceedings, see Item 3, *Legal Proceedings*, and Note 18, *Commitments and Contingencies*, of Notes to the Consolidated Financial Statements in this Annual Report on Form 10-K.

*The loss of certain key managers could adversely affect our business.* We depend on the services of our executive officers and the senior management of our subsidiaries. Our senior management team has many years of experience in our industry, and the loss of any one of them could negatively affect our ability to execute our business strategy and adversely affect our operations. Although we have entered into employment agreements with our executive officers and certain other key employees, we cannot guarantee that any of them or other key management personnel will remain employed by us for any length of time. We do not carry significant "key-person" life insurance on any of our employees.

*Our business is labor intensive, and we may be unable to attract and retain qualified employees.* Our ability to maintain our productivity and profitability is limited by our ability to employ, train and retain the skilled personnel necessary to operate our business. We cannot be certain that we will be able to maintain the skilled labor force necessary to operate efficiently and support our growth strategy. Our ability to do so depends on a number of factors, such as general rates of employment, competitive demands for employees possessing the skills we need and the level of compensation required to hire and retain qualified employees. In addition, our labor costs may increase when there is a shortage in the supply of skilled personnel.

*We may be unable to secure sufficient independent subcontractors to fulfill our obligations, or our independent subcontractors may fail to satisfy their obligations.* We utilize independent subcontractors to complete work on a portion of our projects. If we are unable to secure independent subcontractors at a reasonable cost or at all, we may be delayed in completing work under a contract or the cost of completing the work may increase. In addition, we may have disputes with these independent subcontractors arising from, among other things, the quality and timeliness of the work they have performed. Any of these factors could adversely affect the quality of our service, our ability to perform under certain contracts and the relationship with our customers, which could have an adverse effect on our results of operations, cash flows, and liquidity.

*Higher fuel prices may increase our cost of doing business, and we may not be able to pass along added costs to customers.* Fuel prices fluctuate based on market events outside of our control. Most of our contracts do not allow us to adjust our pricing for higher fuel costs during a contract term and we may be unable to secure price increases reflecting rising costs when renewing or bidding contracts. As a result, higher fuel costs may negatively impact our financial condition and results of operations. Although we may hedge our anticipated fuel purchases with the use of financial instruments, underlying commodity costs have been volatile in recent periods. Accordingly, there can be no assurance that, at any given time, we will have financial instruments in place to hedge against the impact of increased fuel costs. To the extent we enter into hedge transactions, declines in fuel prices below the levels established in the financial instruments may require us to make payments which could have an adverse impact on our financial condition and results of operations.

*Our results of operations fluctuate seasonally.* Our revenues exhibit seasonality as a significant portion of the work we perform is outdoors. Consequently, our operations are impacted by extended periods of inclement weather. Generally, inclement weather is more likely to occur during the winter season which falls during our second and third fiscal quarters. Also, a disproportionate percentage of total paid holidays fall within our second quarter, which decreases the number of available workdays. Additionally, our customer premise equipment installation activities historically decrease around calendar year end holidays as their customers generally require less activity during this period. As a result, we may experience reduced revenue in the second or third quarters of our fiscal year.

*We may be unable to generate internal growth.* Our internal growth may be affected by, among other factors, our ability to offer the services our existing customers require, attract new customers, and hire and retain qualified employees or independent subcontractors. Many of the factors affecting our ability to generate internal growth, such as the capital budgets of our customers and the availability of qualified employees, may be beyond our control. Should one or more of these factors occur, we may not be able to achieve internal growth, expand our operations or grow our business.

*Failure to combine and integrate the businesses acquired in fiscal 2013 into our operations in a successful and timely manner could adversely affect our business and results of operations.* On December 3, 2012, we acquired substantially all of the telecommunications infrastructure service subsidiaries (the "Acquired Subsidiaries") of Quanta Services, Inc. Our integration of the Acquired Subsidiaries into our operations is a complex and time-consuming process which requires significant efforts and expenses. The difficulties of combining the businesses of the Acquired Subsidiaries with our operations includes, among others:

- retaining and integrating management and other key employees;
- unanticipated issues in integrating information, communications and other systems;
- consolidating corporate and administrative infrastructures;
- minimizing the diversion of management's attention from ongoing business concerns; and

- failure to manage successfully and coordinate the growth of the combined company.

These factors could result in increased costs, decreases in the amount of expected revenues and diversion of management's time and energy, which could materially impact our business, financial condition and results of operations.

*We may not realize the anticipated benefits of the purchase of the Acquired Subsidiaries even if they are successfully integrated into our operations.* We purchased the Acquired Subsidiaries with the expectation that the acquisition would result in various benefits for the Company, including, among others, the strategic strengthening of our customer base, geographic scope, and technical service offerings, as well as the enhancement of our rural telecommunications engineering and construction capabilities. However, these anticipated benefits may not materialize if we are unable to capitalize on expected business opportunities due to competition or other factors, or general industry and business conditions deteriorate. If the anticipated benefits of the acquisition are not realized, our business, financial condition and results of operations could be adversely affected.

*Failure to integrate future acquisitions successfully could adversely affect our business and results of operations.* As part of our growth strategy, we may acquire companies that expand, complement or diversify our business. We regularly review various opportunities and periodically engage in discussions regarding possible acquisitions. Future acquisitions may expose us to operational challenges and risks, including the diversion of management's attention from our existing business, the failure to retain key personnel or customers of an acquired business, the assumption of unknown liabilities of the acquired business for which there are inadequate reserves; and the potential impairment of acquired intangible assets. Our ability to grow and maintain our competitive position may be adversely affected by our ability to successfully integrate any businesses acquired.

*Unanticipated changes in our tax rates or exposure to additional income and other tax liabilities could affect our profitability.* We are subject to income taxes in many different jurisdictions of the United States and Canada and certain of our tax liabilities are subject to the apportionment of income to different jurisdictions. Our effective tax rates could be adversely affected by changes in the mix of earnings in locations with differing tax rates, the valuation of deferred tax assets and liabilities or tax laws. An increase to our effective tax rate may increase our tax obligations. In addition, the amount of income and other taxes we pay is subject to ongoing audits in various jurisdictions, and a material assessment by a governing tax authority could affect our profitability.

*The indenture under which our senior subordinated notes were issued and our bank credit facility impose restrictions which may prevent us from engaging in beneficial transactions.* At July 27, 2013, we had outstanding an aggregate principal amount of $277.5 million in senior subordinated notes due 2021 (the "2021 Notes"). We also have a credit agreement (the "Credit Agreement") with a syndicate of banks, which provides for a $125.0 million term loan (the "Term Loan") and a $275.0 million revolving facility, including a sublimit of $150.0 million for the issuance of letters of credit. At July 27, 2013, we had $49.0 million of outstanding borrowings under the revolving facility, $121.9 million outstanding under the Term Loan, and $46.7 million of outstanding letters of credit issued under the Credit Agreement. The terms of our indebtedness contain covenants that restrict our ability to, among other things: make certain payments, including the payment of dividends; redeem or repurchase our capital stock; incur additional indebtedness and issue preferred stock; make investments or create liens; enter into sale and leaseback transactions; merge or consolidate with another entity; sell certain assets; and enter into transactions with affiliates. In addition, the Credit Agreement requires us to comply with a consolidated leverage ratio and a consolidated interest coverage ratio. A default under our Credit Agreement or the indenture governing the 2021 Notes could result in the acceleration of our obligations under either or both of those agreements as a result of cross acceleration and cross default provisions. In addition, these covenants may prevent us from engaging in transactions that benefit us, including responding to changing business and economic conditions or securing additional financing, if needed.

*Many of our telecommunications customers are highly regulated, and new regulations or changes to existing regulations may adversely impact their demand for and the profitability of our specialty contracting service.* Many of our telecommunications customers are regulated by the Federal Communications Commission ("FCC"). The FCC may alter its application of current regulations and may impose additional regulations. If existing or new regulations have an adverse affect on our telecommunications customers and adversely impact the profitability of the services they provide, our customers may reduce expenditures which could impact the demand for specialty contracting services.

*We may incur liabilities or suffer negative financial impact relating to occupational health and safety matters.* Our operations are subject to stringent laws and regulations governing workplace safety. Our workers frequently operate heavy machinery and work near high voltage lines. As a result, they and others are subject to potential injury and death. If any of our workers or any other persons are injured or killed in the course of our operations, we could be found to have violated relevant safety regulations, which could result in a fine or, in extreme cases, criminal sanction. In addition, if our safety record were to substantially deteriorate over time, customers could decide to cancel our contracts or not award us future business.

*Our failure to comply with environmental laws could result in significant liabilities.* A significant portion of the work we perform is associated with the underground networks of our customers. We could be subject to potential material liabilities in the event we cause a release of hazardous substances or other environmental damage resulting from underground objects we encounter. Additionally, the environmental laws and regulations which relate to our business include those regarding the removal and remediation of hazardous substances. These laws and regulations can impose significant fines and criminal sanctions for violations. Costs associated with the discharge of hazardous substances may include clean-up costs and related damages or liabilities. These costs could be significant and could adversely affect our results of operations and cash flows. In addition, new laws and regulations, altered enforcement of existing laws and regulations, the discovery of previously unknown contamination or leaks, or the imposition of new clean-up requirements could require us to incur significant costs or create new or increased liabilities that could harm our financial condition and results of operations.

*We may not have access in the future to sufficient funding to finance desired growth.* Using cash for operational growth, capital expenditures, share repurchases, or acquisitions may limit our financial flexibility and make us more likely to seek additional capital through future debt or equity financings. Our existing debt agreements contain significant restrictions on our operational and financial flexibility, including our ability to incur additional debt. Also, if we seek to incur more debt, we may be required to agree to additional covenants that further limit our operational and financial flexibility. If we pursue additional debt or equity financings, we cannot be certain that such funding will be available on terms acceptable to us or at all.

*Our capital expenditures may fluctuate as a result of changes in business requirements.* Our anticipated capital expenditure requirements may vary from time to time as a result of changes in our business. Increased capital expenditures will use cash flow and may increase our borrowing costs if cash for capital expenditures is not available from operations.

*Increases in our health insurance costs could adversely impact our results of operations and cash flows.* The costs of employee health care insurance have been increasing in recent years due to rising health care costs, legislative changes, and general economic conditions. Additionally, we may incur additional costs as a result of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively, the "Health Care Reform Laws") that were signed into law in March 2010. A continued increase in health care costs or additional costs incurred as a result of the Health Care Reform Laws could have a negative impact on our financial position and results of operations.

*Several of our subsidiaries participate in multiemployer pension plans, which under certain circumstances could result in material liabilities being incurred.* A few of our subsidiaries participate in various multiemployer pension plans under union and industry-wide agreements that generally provide defined pension benefits to employees covered by collective bargaining agreements. Because of the nature of multiemployer plans, there are risks associated with participation in these plans that differ from single-employer plans. Assets contributed by an employer to a multiemployer plan are not segregated into a separate account and are not restricted to provide benefits only to employees of that contributing employer. Under the Employee Retirement Income Security Act, a contributing employer to an underfunded multiemployer plan is liable, generally upon withdrawal from a plan, for its proportionate share of the plan's unfunded vested liability. We currently have no intention of withdrawing from any multiemployer plan in which we participate. However, a future withdrawal from a multiemployer pension plan in which we participate could result in a material withdrawal liability to the extent that any unfunded vested liability under such plan is allocable to the Company.

*Failure to adequately protect critical data and technology systems could materially affect our operations.* We use our own information technology systems as well as those of our business partners to maintain certain data and provide reports. Our measures protecting these systems may be compromised as a result of third-party security breaches, employee error, malfeasance or other irregularity, and may result in persons obtaining unauthorized access to our or our customers' data or accounts. The occurrence of any such event could have a material adverse effect on our business.

*The market price of our common stock has been, and may continue to be, highly volatile.* During fiscal 2013, our common stock fluctuated from a high of $26.77 per share to a low of $13.09 per share. We may continue to experience significant volatility in the market price of our common stock due to numerous factors, including, but not limited to:

- fluctuations in our operating results or the operating results of one or more of our competitors;
- announcements by us or our competitors of significant contracts, acquisitions or capital commitments;
- changes in recommendations or earnings estimates by securities analysts; and
- the impact of economic conditions on the credit and stock markets and on our customers' demand for our services.

In addition, factors unrelated to our operating performance, such as market disruptions, industry outlook, general economic conditions, and political events, could decrease the market price of our common stock and, as a result, investors could lose some or all of their investments.

*Anti-takeover provisions of Florida law and provisions in our articles of incorporation and by-laws could make it more difficult to effect an acquisition of our company or a change in our control.* Certain provisions of our articles of incorporation and by-laws could delay or prevent an acquisition or change in control and the replacement of our incumbent directors and management. For example, our board of directors is divided into three classes. At any annual meeting of our shareholders, our shareholders only have the right to appoint approximately one-third of the directors on our board of directors. In addition, our articles of incorporation authorize our board of directors, without further shareholder approval, to issue up to 1,000,000 shares of preferred stock on such terms and with such rights as our board of directors may determine. The issuance of preferred stock could dilute the voting power of the holders of common stock, including by the grant of voting control to others. Our by-laws also restrict the right of stockholders to call a special meeting of stockholders. Lastly, we are subject to certain anti-takeover provisions of the Florida Business Corporation Act. These anti-takeover provisions could discourage or prevent a change in control.

**Item 1B. *Unresolved Staff Comments.***

None.

**Item 2. *Properties.***

We lease our executive offices located in Palm Beach Gardens, Florida. Our subsidiaries operate from owned or leased administrative offices, district field offices, equipment yards, shop facilities, and temporary storage locations throughout the United States and Canada. Our leased properties operate under both non-cancellable and cancellable leases. We believe that our facilities are adequate for our current operations and additional facilities would be available on commercially reasonable terms, if necessary.

**Item 3. *Legal Proceedings.***

In October 2012, a former employee of UtiliQuest, LLC ("UtiliQuest"), a wholly-owned subsidiary of the Company, commenced a lawsuit against UtiliQuest in the Superior Court of California (the "California Superior Court"). The lawsuit alleges that UtiliQuest violated the California Labor Code, the California Business & Professions Code and the Labor Code Private Attorneys General Act of 2004 by failing to pay for all hours worked (including overtime) and failing to provide meal breaks and accurate wage statements. The plaintiff seeks unspecified damages and other relief on behalf of himself and a putative class of current and former employees of UtiliQuest who worked as locators in the State of California in the four years preceding the filing date of the lawsuit. In January 2013, UtiliQuest removed the case to the United States District Court for the Northern District of California (the "District Court") and the plaintiff subsequently filed a Motion to Remand the case back to the California Superior Court. In April 2013, the parties exchanged initial disclosures and in July 2013, the District Court granted plaintiff's Motion to Remand. An initial case management conference took place in August 2013. It is too early to evaluate the likelihood of an outcome to this matter or estimate the amount or range of potential loss, if any. We intend to vigorously defend ourselves against this lawsuit.

From time to time, we and our subsidiaries are parties to various other claims and legal proceedings. It is the opinion of our management, based on information available at this time, that such other pending claims or proceedings will not have a material effect on the Company's consolidated financial statements.

As part of our insurance program, we retain the risk of loss, up to certain limits, for claims related to automobile liability, general liability, workers' compensation, employee group health, and locate damages, and we have established reserves that we believe to be adequate based on current evaluations and our experience with these types of claims. For these claims, the effect on our financial statements is generally limited to the amount needed to satisfy our insurance deductibles or retentions.

**Item 4. *Mine Safety Disclosures.***

Not applicable.

## PART II

**Item 5.** ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.***

### Market Information for Our Common Stock

Our common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "DY". The following table shows the range of high and low closing sales prices for each quarter within the last two fiscal years as reported on the NYSE.

| | Fiscal 2013 | | Fiscal 2012 | |
|---|---|---|---|---|
| | **High** | **Low** | **High** | **Low** |
| First Quarter | $ 19.38 | $ 13.09 | $ 20.20 | $ 12.59 |
| Second Quarter | $ 21.51 | $ 14.20 | $ 22.18 | $ 17.86 |
| Third Quarter | $ 21.88 | $ 18.25 | $ 23.79 | $ 21.28 |
| Fourth Quarter | $ 26.77 | $ 18.47 | $ 23.58 | $ 16.75 |

As of September 6, 2013, there were approximately 502 holders of record of our $0.33 1/3 par value per share common stock.

### Issuer Purchases of Equity Securities During the Fourth Quarter of Fiscal 2013

During the three months ended July 27, 2013, the Company did not repurchase any of its common stock.

During fiscal 2013, 2012, and 2011, the Company made the following repurchases of its common stock under its share repurchase programs:

| Fiscal Year Ended | Number of Shares Repurchased | Total Consideration (Dollars in thousands) | Average Price Per Share |
|---|---|---|---|
| July 30, 2011 | 5,389,500 | $ 64,548 | $ 11.98 |
| July 28, 2012 | 597,700 | $ 12,960 | $ 21.68 |
| July 27, 2013 | 1,047,000 | $ 15,203 | $ 14.52 |

All shares repurchased have been subsequently canceled. As of July 27, 2013, approximately $22.8 million of the $40.0 million authorized on March 15, 2012 remained authorized for repurchases through September 15, 2013. On August 27, 2013, the Company announced that its Board of Directors had authorized $40.0 million to repurchase shares of the Company's outstanding common stock to be made over the next eighteen months in open market or private transactions. The repurchase authorization replaces the Company's previous repurchase authorization described above. As of September 12, 2013, the full $40.0 million remained authorized for repurchase.

### Performance Graph

The performance graph below compares the cumulative total returns for our common stock against the cumulative total return (including reinvestment of dividends) of the Standard & Poor's (S&P) 500 Composite Stock Index and a peer group index for the last five fiscal years, assuming an investment of $100 in our common stock and each of the respective indices noted on July 26, 2008. For comparing total returns on our common stock, a peer group consisting of MasTec, Inc., Quanta Services, Inc., Pike Electric Corporation, MYR Group, Inc., and Willbros Group, Inc. was selected. The comparisons in the graph are required by the Securities and Exchange Commission and are not intended to be forecast or be indicative of possible future performance of our common stock.

**COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN***
Among Dycom Industries, Inc., the S&P 500 Index and a Peer Group


$180.0
$160.0
$140.0
$120.0
$100.0
$80.0
$60.0
$40.0
$20.0
$0.0
7/08
7/09
7/10
7/11
7/12
7/13
Dycom Industries, Inc.
S&P 500
Peer Group

*$100 invested on 7/31/08 in stock or index, including reinvestment of dividends. Fiscal year ending July 31.



**Dividend Policy**

We have not paid cash dividends since 1982. Our Board of Directors regularly evaluates our dividend policy based on our financial condition, profitability, cash flow, capital requirements, and the outlook of our business. We currently intend to retain any earnings for use in the business, including for investment in acquisitions, and consequently we do not anticipate paying any cash dividends on our common stock in the foreseeable future. Additionally, the indenture governing our senior subordinated notes contains covenants that restrict our ability to make certain payments, including the payment of dividends.

**Securities Authorized for Issuance Under Equity Compensation Plans**

The information required by this item is hereby incorporated by reference from our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A.

**Item 6.** ***Selected Financial Data.***

We use a fiscal year ending on the last Saturday in July. Fiscal 2013, 2012, 2011, and 2009 consisted of 52 weeks while fiscal 2010 consisted of 53 weeks. The following selected financial data is derived from the audited consolidated financial statements for the applicable fiscal year.

Amounts set forth in our selected financial data include the results and balances of acquired companies from their respective date of acquisition. This data should be read in conjunction with our consolidated financial statements and notes thereto, and with Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*.

| | Fiscal Year | | | | |
|---|---|---|---|---|---|
| | 2013 (1) | 2012 | 2011 (2) | 2010 (3) | 2009 (4) |
| | (In thousands, except per share amounts) | | | | |
| **Operating Data:** | | | | | |
| Revenues | $ 1,608,612 | $ 1,201,119 | $ 1,035,868 | $ 988,623 | $ 1,106,900 |
| Income (loss) from continuing operations | $ 35,188 | $ 39,378 | $ 16,107 | $ 5,849 | $ (53,094) |
| Net income (loss) | $ 35,188 | $ 39,378 | $ 16,107 | $ 5,849 | $ (53,180) |
| **Earnings (Loss) Per Common Share:** | | | | | |
| Basic | $ 1.07 | $ 1.17 | $ 0.46 | $ 0.15 | $ (1.35) |
| Diluted | $ 1.04 | $ 1.14 | $ 0.45 | $ 0.15 | $ (1.35) |
| **Balance Sheet Data (at end of period):** | | | | | |
| Total assets | $ 1,154,208 | $ 772,193 | $ 724,755 | $ 679,556 | $ 693,457 |
| Long-term liabilities (5) | $ 526,032 | $ 264,699 | $ 254,391 | $ 187,798 | $ 192,804 |
| Stockholders' equity (6) | $ 428,361 | $ 392,931 | $ 351,851 | $ 394,555 | $ 390,623 |

(1) Includes the results of the Acquired Subsidiaries (acquired on December 3, 2012). Additionally, during the fourth quarter of fiscal 2013, the Company acquired Sage and certain assets of a tower construction and maintenance company. The results of operations of these businesses acquired are also included in the selected financial data above from their respective dates of acquisition. In connection with the businesses acquired in fiscal 2013, we recognized approximately $6.8 million and $3.4 million of pre-tax acquisition and integration costs, respectively, during fiscal 2013 which are included within general and administrative expenses. We also recognized $0.3 million in pre-tax write-off of deferred financing costs during the second quarter of fiscal 2013 in connection with the replacement of our prior credit agreement. See Note 10, *Debt*, in Notes to the Consolidated Financial Statements.

(2) Includes the results of Communication Services, Inc. (acquired November 2010) and NeoCom Solutions, Inc. (acquired December 2010) from their respective dates of acquisition. Additionally, during fiscal 2011, the Company recognized debt extinguishment costs consisting of (a) $6.0 million in tender premiums and legal and professional fees associated with the tender offer to purchase the $135.35 million outstanding aggregate principal amount of its 8.125% senior subordinated notes due 2015 (the "2015 Notes") and the subsequent redemption of the remaining balance of the 2015 Notes not tendered for purchase; and (b) $2.3 million in deferred debt issuance costs that were written off as a result of the completion of such tender offer and redemption. See Note 10, *Debt*, in Notes to the Consolidated Financial Statements.

(3) During the first quarter of fiscal 2010, we recognized a non-cash income tax charge of $1.1 million for a valuation allowance on a deferred tax asset associated with an investment that became impaired for tax purposes. See Note 11, *Income Taxes*, in Notes to the Consolidated Financial Statements.

(4) During fiscal 2009, we recognized a goodwill impairment charge of $94.4 million as a result of an interim impairment test of goodwill that included impairments at the following reporting units: Broadband Installation Services for $14.8 million, C-2 Utility Contractors for $9.2 million, Ervin Cable Construction for $15.7 million, Nichols Construction for $2.0 million, Stevens Communications for $2.4 million and UtiliQuest for $50.5 million.

(5) During fiscal 2009, we repurchased a principal amount of $14.65 million of our 2015 Notes for $11.3 million. During fiscal 2011, we issued $187.5 million aggregate principal amount of 7.125% senior subordinated notes due 2021 in a private placement. A portion of the net proceeds was used to fund a tender offer and redemption of the $135.35 million outstanding aggregate principal amount of the 2015 Notes. In March 2011, we filed a registration statement on Form S-4 with the SEC to exchange the $187.5 million of 7.125% senior subordinated notes due 2021 for registered notes with substantially similar terms. The registration statement became effective on June 23, 2011. On December 12, 2012, an additional $90.0 million in aggregate principal amount of our 7.125% senior subordinated notes due 2021 were issued. The net proceeds of this issuance were used to repay a portion of the borrowings under our credit facility entered into in December 2012. In December 2012, we filed a registration statement on Form S-4 with the SEC to exchange the $90.0 million of 7.125% senior subordinated notes due 2021 for registered notes with substantially similar terms. The registration statement became effective on March 7, 2013. See Note 10, *Debt*, in Notes to the Consolidated Financial Statements.

(6) We repurchased 1,047,000 shares of our common stock in fiscal 2013 for $15.2 million at an average price of $14.52 per share, 597,700 shares of our common stock in fiscal 2012 for $13.0 million at an average price of $21.68 per share, 5,389,500 shares of our common stock in fiscal 2011 for $64.5 million at an average price of $11.98 per share, 475,602 shares of our common stock in fiscal 2010 for $4.5 million at an average price of $9.44 per share, and 450,000 shares of our common stock in fiscal 2009 for $2.9 million at an average price of $6.48 per share.

## Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

The following discussion and analysis should be read in conjunction with our consolidated financial statements and the accompanying notes thereto, as well as the "Business" and "Risk Factors" sections of this Annual Report on Form 10-K.

### Overview

We are a leading provider of specialty contracting services throughout the United States and in Canada. These services include engineering, construction, maintenance and installation services to telecommunications providers, underground facility locating services to various utilities, including telecommunications providers, and other construction and maintenance services to electric and gas utilities and others. For the fiscal year ended July 27, 2013, the percentage of our revenue by customer type from telecommunications, underground facility locating, and electric and gas utilities and other customers, was approximately 87.7%, 7.9%, and 4.4%, respectively.

We conduct operations through our subsidiaries. Our revenues may fluctuate as a result of changes in the capital expenditure and maintenance budgets of our customers, changes in the general level of construction activity, as well as overall economic conditions. The capital expenditures and maintenance budgets of our telecommunications customers may be impacted by consumer and business demands on telecommunications providers, the introduction of new communication technologies, the physical maintenance needs of their infrastructure, the actions of our government and the Federal Communications Commission, and general economic conditions.

A significant portion of our services are performed under master service agreements and other arrangements with customers that extend for periods of one or more years. We are party to numerous master service agreements and generally maintain multiple agreements with each of our customers. Master service agreements generally contain customer-specified service requirements, such as discrete pricing for individual tasks. To the extent that such contracts specify exclusivity, there are often a number of exceptions, including the ability of the customer to issue work orders valued above a specified dollar amount to other service providers, perform work with the customer's own employees, and use other service providers when jointly placing facilities with another utility. In most cases, a customer may terminate an agreement for convenience with written notice. The remainder of our services are provided pursuant to contracts for specific projects. Long-term contracts relate to specific projects with terms in excess of one year from the contract date. Short-term contracts for specific projects are generally of three to four months in duration. A portion of our contracts include retainage provisions by which 5% to 10% of the contract invoicing may be withheld by the customer pending project completion.

We recognize revenues under the percentage of completion method of accounting using the units-of-delivery or cost-to-cost measures. A majority of our contracts are based on units-of-delivery and revenue is recognized as each unit is completed. Revenues from contracts using the cost-to-cost measures of completion are recognized based on the ratio of contract costs incurred to date to total estimated contract costs. Revenues from services provided under time and materials based contracts are recognized as the services are performed.

The following table summarizes our revenues from multi-year master service agreements and other long-term contracts, as a percentage of contract revenues:

| | Fiscal Year Ended | | |
|---|---|---|---|
| | **2013** | **2012** | **2011** |
| Multi-year master service agreements | 65.2% | 70.3% | 75.5% |
| Other long-term contracts | 11.8 | 10.3 | 10.4 |
| Total long-term contracts | 77.0% | 80.6% | 85.9% |

The percentage of revenue from long-term contracts varies from period to period depending on the mix of work performed under our contracts. During fiscal 2013, a higher percentage of revenue was earned for services performed under short-term contracts as compared to the prior two fiscal years, primarily as a result of increased work performed for certain rural broadband customers. Additionally, during fiscal 2013 we performed increased work for storm restoration services pursuant to short-term contracts.

A significant portion of our revenue is derived from several large customers. The following table reflects the percentage of total revenue from those customers who contributed at least 2.5% of our total revenue in fiscal 2013, 2012, or 2011:

| | Fiscal Year Ended | | |
|---|---|---|---|
| | **2013** | **2012** | **2011** |
| AT&T Inc. | 15.5% | 13.7% | 21.1% |
| CenturyLink, Inc. | 14.6% | 13.6% | 10.8% |
| Comcast Corporation | 10.9% | 12.6% | 14.3% |
| Verizon Communications Inc. | 9.6% | 11.3% | 8.9% |
| Windstream Corporation | 7.9% | 8.4% | 5.7% |
| Charter Communications, Inc. | 5.7% | 6.5% | 6.8% |
| Time Warner Cable Inc. | 4.5% | 4.6% | 5.9% |

Cost of earned revenues includes all direct costs of providing services under our contracts, including costs for direct labor provided by employees, services by independent subcontractors, operation of capital equipment (excluding depreciation and amortization), direct materials, insurance claims and other direct costs. We retain the risk of loss, up to certain limits, for claims related to automobile liability, general liability, workers' compensation, employee group health, and locate damages. Locate damage claims result from property and other damages arising in connection with our underground facility locating services. A change in claims experience or actuarial assumptions related to these risks could materially affect our results of operations. For a majority of the contract services we perform, our customers provide all required materials while we provide the necessary personnel, tools, and equipment. Materials supplied by our customers, for which the customer retains financial and performance risk, are not included in our revenue or costs of sales.

General and administrative expenses include costs of management personnel and administrative overhead at our subsidiaries, as well as our corporate costs. These costs primarily consist of employee compensation and related expenses, including stock-based compensation, legal, consulting and professional fees, information technology and development costs, provision for or recoveries of bad debt expense, and other costs that are not directly related to the performance of our services under customer contracts. In connection with the businesses acquired in fiscal 2013, we recognized approximately $6.8 million and $3.4 million of pre-tax acquisition and integration costs, respectively, during fiscal 2013 which are included within general and administrative expenses.

Our senior management, including the senior managers of our subsidiaries, perform substantially all of our sales and marketing functions as part of their management responsibilities and, accordingly, we have not incurred material sales and marketing expenses. Information technology and development costs included in general and administrative expenses are primarily incurred to support and to enhance our operating efficiency. To protect our rights, we have filed for patents on certain of our innovations.

We are subject to concentrations of credit risk relating primarily to our cash and equivalents, trade accounts receivable, other receivables and costs and estimated earnings in excess of billings. Cash and equivalents primarily include balances on deposit in banks. We maintain substantially all of our cash and equivalents at financial institutions we believe to be of high credit quality. To date we have not experienced any loss or lack of access to cash in our operating accounts.

We grant credit under normal payment terms, generally without collateral, to our customers. These customers primarily consist of telephone companies, cable television multiple system operators and electric and gas utilities. With respect to a portion of the services provided to these customers, we have certain statutory lien rights which may, in certain circumstances, enhance our collection efforts. Adverse changes in overall business and economic factors may impact our customers and increase potential credit risks. These risks may be heightened as a result of economic uncertainty and market volatility. In the past, some of our customers have experienced significant financial difficulties and likewise, some may experience financial difficulties in the future. These difficulties expose us to increased risks related to the collectability of amounts due for services performed. We believe that none of our significant customers were experiencing financial difficulties that would materially impact the collectability of our trade accounts receivable and costs in excess of billings as of July 27, 2013.

## Legal Proceedings

In October 2012, a former employee of UtiliQuest, LLC ("UtiliQuest"), a wholly-owned subsidiary of the Company, commenced a lawsuit against UtiliQuest in the Superior Court of California (the "California Superior Court"). The lawsuit alleges that UtiliQuest violated the California Labor Code, the California Business & Professions Code and the Labor Code Private Attorneys General Act of 2004 by failing to pay for all hours worked (including overtime) and failing to provide meal breaks and accurate wage statements. The plaintiff seeks unspecified damages and other relief on behalf of himself and a putative class of current and former employees of UtiliQuest who worked as locators in the State of California in the four years preceding the filing date of the lawsuit. In January 2013, UtiliQuest removed the case to the United States District Court for the Northern District of California (the "District Court") and the plaintiff subsequently filed a Motion to Remand the case back to the California Superior Court. In April 2013, the parties exchanged initial disclosures and in July 2013, the District Court granted plaintiff's Motion to Remand. An initial case management conference took place in August 2013. It is too early to evaluate the likelihood of an outcome to this matter or estimate the amount or range of potential loss, if any. We intend to vigorously defend ourselves against this lawsuit.

From time to time, we and our subsidiaries are parties to various other claims and legal proceedings. It is the opinion of our management, based on information available at this time, that such other pending claims or proceedings will not have a material effect on our financial statements.

As part of our insurance program, we retain the risk of loss, up to certain limits, for claims related to automobile liability, general liability, workers' compensation, employee group health, and locate damages, and we have established reserves that we believe to be adequate based on current evaluations and our experience with these types of claims. For these claims, the effect on our financial statements is generally limited to the amount needed to satisfy our insurance deductibles or retentions.

## Acquisitions

As part of our growth strategy, we may acquire companies that expand, complement or diversify our business. We regularly review opportunities and periodically engage in discussions regarding possible acquisitions. Our ability to sustain our growth and maintain our competitive position may be affected by our ability to identify, acquire, and successfully integrate companies.

On December 3, 2012, we acquired substantially all of the telecommunications infrastructure services subsidiaries (the "Acquired Subsidiaries") of Quanta Services, Inc. for $275.0 million in cash plus an adjustment of approximately $40.4 million for working capital received in excess of a target amount and approximately $3.7 million for other specified items. The acquisition was funded through a combination of borrowings under a new $400 million credit facility and cash on hand. On December 12, 2012, our wholly-owned subsidiary, Dycom Investments, Inc., issued and additional $90.0 million of 7.125% senior subordinated notes due 2021 and used the net proceeds to repay approximately $90.0 million of the credit facility borrowings.

We recognized approximately $6.5 million of pre-tax acquisition costs during fiscal 2013 related to the acquisition of the Acquired Subsidiaries, which are included within general and administrative expenses. Additionally, we incurred approximately $3.4 million in pre-tax integration costs during fiscal 2013, which are also included within general and administrative expense.

The Acquired Subsidiaries provide specialty contracting services, including engineering, construction, maintenance and installation services to telecommunications providers, and other construction and maintenance services to electric and gas utilities and others. Principal business facilities are located in Arizona, California, Florida, Georgia, Minnesota, New York, Pennsylvania, and Washington. On a combined basis, the businesses operate in 49 states serving over 300 individual customers. We believe that the acquisition strengthens our customer base, geographic scope and technical services offerings. In addition, it reinforces our rural engineering and construction capabilities, wireless construction resources, and broadband construction competencies. We expect the acquisition to enhance the efficiency of the Company's operating scale.

During the fourth quarter of fiscal 2013, we acquired Sage Telecommunications Corp of Colorado, LLC ("Sage"). Sage provides telecommunications construction and project management services primarily for cable operators in the Western United States. We recognized approximately $0.2 million in pre-tax acquisition costs related to Sage. Additionally, during the fourth quarter of fiscal 2013 we acquired certain assets of a tower construction and maintenance company.

The purchase prices of the businesses acquired have been allocated to the tangible and intangible assets acquired and the liabilities assumed on the basis of their fair values on the respective dates of acquisition. Purchase price in excess of fair value of the separately identifiable assets acquired and the liabilities assumed have been allocated to goodwill. Purchase price allocations are based on information regarding the fair value of assets acquired and liabilities assumed as of the dates of acquisition. We determined the fair values used in the purchase price allocation for intangible assets based on historical data, estimated discounted future cash flows, contract backlog amounts, if applicable, and expected royalty rates for trademarks and trade names among other information. For the Acquired Subsidiaries, the fair values used in the purchase price allocation for intangible assets were determined with the assistance of an independent valuation specialist. The valuation of assets acquired and liabilities assumed requires a number of judgments and is subject to revision as additional information about the fair value of assets and liabilities becomes available. The allocation of the purchase price of the Acquired Subsidiaries was completed during the fourth quarter of fiscal 2013. Purchase price allocations of businesses acquired during the fourth quarter of fiscal 2013 are preliminary and will be completed during fiscal 2014 when the valuations for intangible assets and other amounts are finalized. Additional information, which existed as of the date of acquisition but at that time was unknown, may become known to us during the remainder of the measurement period, a period not to exceed twelve months from the acquisition date. Adjustments in the purchase price allocations may require a recasting of the amounts allocated to goodwill.

**Outlook**

The telecommunications industry has undergone and continues to undergo significant changes due to advances in technology, increased competition as the telephone and cable companies have converged, growing consumer demand for enhanced and bundled services, and governmental broadband stimulus funding. As a result of these factors, the networks of our customers increasingly face demands for more capacity and greater reliability. Telecommunications providers continue to outsource a significant portion of their engineering, construction and maintenance requirements in order to reduce their investment in capital equipment, provide flexibility in workforce sizing, expand product offerings without large increases in incremental hiring and focus on those competencies they consider core to their business success. These factors drive customer demand for the types of services we provide.

Telecommunications network operators are increasingly relying on the deployment of fiber optic cable technology deeper into their networks and closer to consumers and businesses in order to respond to demands for capacity, reliability, and product bundles of voice, video, and high speed data services. Fiber deployments have enabled an increasing number of cable companies to offer voice services in addition to their traditional video and data services. These voice services require the installation of customer premise equipment and at times the upgrade of in-home wiring. Additionally, fiber deployments are also facilitating the provisioning of video services by local telephone companies in addition to their traditional voice and high speed data services. Several large telephone companies have pursued fiber-to-the-premise and fiber-to-the-node initiatives to compete actively with cable operators. These long-term initiatives and the possibility that other telephone companies may pursue similar strategies present opportunities for us.

Significant demand for mobile broadband is driven by the proliferation of smart phones and other wireless data devices. This demand and other advances in technology have created the need for wireless carriers to upgrade their networks. Wireless carriers are actively spending on their networks to respond to the explosion in wireless data traffic, upgrade network technologies to improve performance and efficiency and consolidate disparate technology platforms. These customer initiatives present long-term opportunities for us with the wireless service providers we serve. Further, the demand for mobile broadband has increased bandwidth requirements on the wired networks of our customers. As the demand for mobile broadband grows, the amount of wireless traffic that must be "backhauled" over customers' fiber networks increases and, as a result, carriers are accelerating the deployment of fiber optic cables to cellular sites. These trends are also increasing the demand for the types of services we provide.

Cable companies are continuing to target the provision of data and voice services to residential customers and have expanded their service offerings to business customers. Often times these services are provided over fiber optic cables using "metro Ethernet" technology. The commercial geographies that cable companies are targeting for network deployments generally require incremental fiber optic cable deployment and, as a result, require the type of engineering and construction services that we provide.

Additionally, we provide underground facility locating services to a variety of utility companies, including telecommunication providers. Underground facility locating is required prior to underground excavation and is impacted by overall economic activity. Underground excavation is required for the construction and maintenance of telephone, cable television, power, water, sewer, and gas utility networks, the construction and maintenance of roads and highways as well as the construction of new and existing commercial and residential projects. As a result, the level of outsourcing of this requirement, along with the pace of overall economic activity influence the demand for underground facility locating services.

Within the context of a slowly growing economy, we believe the latest trends and developments support our industry outlook. We will continue to closely monitor the effects that changes in economic and market conditions may have on our customers and our business and we will continue to manage those areas of the business we can control.

**Critical Accounting Policies and Estimates**

The discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make certain estimates and assumptions that affect the amounts reported therein and accompanying notes. On an ongoing basis, we evaluate these estimates and assumptions, including those related to recognition of revenue for costs and estimated earnings under the percentage of completion method of accounting, allowance for doubtful accounts, the fair value of reporting units for goodwill impairment analysis, the assessment of impairment of intangibles and other long-lived assets, the purchase price allocations of businesses acquired, accrued insurance claims, income taxes, asset lives used in computing depreciation and amortization, stock-based compensation expense for performance-based stock awards, and accruals for contingencies, including legal matters. These estimates and assumptions require the use of judgment as to the likelihood of various future outcomes and, as a result, actual results could differ materially from these estimates.

We have identified the accounting policies below as critical to the accounting for our business operations and the understanding of our results of operations because they involve making significant judgments and estimates that are used in the preparation of our consolidated financial statements. The impact of these policies affect our reported and expected financial results and are discussed below. We have discussed the development, selection and application of our critical accounting policies with the Audit Committee of our Board of Directors, and the Audit Committee has reviewed the disclosure relating to our critical accounting policies herein.

Other significant accounting policies, primarily those with lower levels of uncertainty than those discussed below, are also important to understanding our consolidated financial statements. The Notes to Consolidated Financial Statements in this Annual Report on Form 10-K contain additional information related to our accounting policies, including the critical accounting policies described herein, and should be read in conjunction with this discussion.

*Revenue Recognition.* We recognize revenues under the percentage of completion method of accounting using the units-of-delivery or cost-to-cost measures. A majority of our contracts are based on units-of-delivery and revenue is recognized as each unit is completed. Revenues from contracts using the cost-to-cost measures of completion are recognized based on the ratio of contract costs incurred to date to total estimated contract costs. Revenues from services provided under time and materials based contracts are recognized as the services are performed. The current asset "Costs and estimated earnings in excess of billings" represents revenues recognized in excess of amounts billed. The current liability "Billings in excess of costs and estimated earnings" represents billings in excess of revenues recognized.

Application of the percentage of completion method of accounting requires the use of estimates of costs to be incurred for the performance of the contract. The cost estimation process is based on the knowledge and experience of our project managers and financial professionals. Factors that we consider in estimating the work to be completed and ultimate contract recovery include the availability and productivity of labor, the nature and complexity of the work to be performed, the effect of change orders, the availability of materials, the effect of any delays in performance and the recoverability of any claims. Changes in job performance, job conditions, estimated profitability and final contract settlements may result in changes to costs and income and their effects are recognized in the period in which the revisions are determined. At the time a loss on a contract becomes known, the entire amount of the estimated ultimate loss is accrued.

*Allowance for Doubtful Accounts.* We maintain an allowance for doubtful accounts for estimated losses resulting from the failure of our customers to make required payments. Management analyzes the collectability of accounts receivable balances each period. This analysis considers the aging of account balances, historical bad debt experience, changes in customer creditworthiness, current economic trends, customer payment activity and other relevant factors. Should any of these factors change, the estimate made by management may also change, which could affect the level of our future provision for doubtful accounts. We recognize an increase in the allowance for doubtful accounts when it is probable that a receivable is not collectible and the loss can be reasonably estimated. Any increase in the allowance account has a corresponding negative effect on our results of operations. We believe that none of our significant customers were experiencing financial difficulties that would materially impact our trade accounts receivable or allowance for doubtful accounts as of July 27, 2013.

*Goodwill and Intangible Assets.* As of July 27, 2013, we had $267.8 million of goodwill, $4.7 million of indefinite-lived intangible assets and $120.6 million of finite-lived intangible assets, net of accumulated amortization. As of July 28, 2012, we had $174.8 million of goodwill, $4.7 million of indefinite-lived intangible assets and $45.1 million of finite-lived intangible assets, net of accumulated amortization. The increase in goodwill and intangible assets is a result of our fiscal 2013 acquisitions. See Note 7, *Goodwill and Intangible Assets*, in the Notes to the Consolidated Financial Statements in this Annual Report on Form 10-K.

We account for goodwill in accordance with Financial Accounting Standards Board Accounting Standard Codification ("ASC") Topic 350, *Intangibles – Goodwill and Other* ("ASC Topic 350"). Our reporting units goodwill and other related indefinite-lived intangible assets are assessed annually as of the first day of the fourth fiscal quarter of each year in accordance with ASC Topic 350 in order to determine whether their carrying value exceeds their fair value. In addition, they are tested on an interim basis if an event occurs or circumstances change between annual tests that would more likely than not reduce their fair value below carrying value. During fiscal 2013, the Company adopted Accounting Standards Update No. 2011-08, *Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment* ("ASU 2011-08"). ASU 2011-08 permits entities testing for goodwill impairment to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in ASC Topic 350. If we determine the fair value of goodwill or other indefinite-lived intangible assets is less than their carrying value as a result of the tests, an impairment loss is recognized. Impairment losses, if any, are reflected in operating income or loss in the consolidated statements of operations during the period incurred.

In accordance with ASC Topic 360, *Impairment or Disposal of Long-Lived Assets*, we review finite-lived intangible assets for impairment whenever an event occurs or circumstances change which indicates that the carrying amount of such assets may not be fully recoverable. Recoverability is determined based on an estimate of undiscounted future cash flows resulting from the use of an asset and its eventual disposition. Should an asset not be recoverable, an impairment loss is measured by comparing the fair value of the asset to its carrying value. If we determine the fair value of an asset is less than the carrying value, an impairment loss is incurred. Impairment losses, if any, are reflected in operating income or loss in the consolidated statements of operations during the period incurred.

We use judgment in assessing if goodwill and intangible assets are impaired. Estimates of fair value are based on our projection of revenues, operating costs, and cash flows taking into consideration historical and anticipated future results, general economic and market conditions, as well as the impact of planned business or operational strategies. To measure fair value, we employ a combination of present value techniques which reflect market factors. Changes in our judgments and projections could result in significantly different estimates of fair value potentially resulting in additional impairments of goodwill and other intangible assets.

Our goodwill resides in multiple reporting units. The profitability of individual reporting units may suffer periodically from downturns in customer demand and other factors resulting from the cyclical nature of our business, the high level of competition existing within our industry, the concentration of our revenues from a limited number of customers, and the level of overall economic activity. During times of slowing economic conditions, our customers may reduce capital expenditures and defer or cancel pending projects. Individual reporting units may be relatively more impacted by these factors than the Company as a whole. As a result, demand for the services of one or more of our reporting units could decline resulting in an impairment of goodwill or intangible assets.

We performed our annual impairment assessment as of the first day of the fourth quarter of each of fiscal 2013, 2012 and 2011 and concluded that no impairment of goodwill or the indefinite-lived intangible asset was indicated at any reporting unit in each of fiscal 2013, 2012 and 2011. During fiscal 2013, we performed qualitative assessments on reporting units that comprise less than 30% of our consolidated goodwill balance. The qualitative assessments indicated that it was more likely than not that the fair value exceeded carrying value for those reporting units. For the remaining reporting units we performed the first step of the quantitative analysis described in ASC Topic 350. The key valuation assumptions contributing to the fair value estimates of our reporting units were (a) a discount rate based on our best estimate of the weighted average cost of capital adjusted for risks associated with the reporting units; (b) terminal value based on terminal growth rates; and (c) seven expected years of cash flow before the terminal value for each annual test. The table below outlines the key assumptions in each of our fiscal 2013, 2012 and 2011 annual quantitative impairment analyses:

| | 2013 | 2012 | 2011 |
|---|---|---|---|
| Terminal growth rate range | 1.5% - 2.5% | 1.5% - 3.0% | 1.5% - 3.0% |
| Discount rate | 11.5% | 13.0% | 13.5% |

The discount rate reflects risks inherent within each reporting unit operating individually, which is greater than the risks inherent in the Company as a whole. The decreases in discount rates in both fiscal 2013 and fiscal 2012 are a result of reduced risk relative to industry conditions and a lower interest rate environment at the time of the analysis. We believe the assumptions used in the impairment analysis each year are reflective of the risks inherent in the business models of our reporting units and within our industry.

For the businesses acquired in fiscal 2013, there were no significant changes in forecast assumptions between the initial valuation date and the annual impairment analysis. As a result, the estimated fair values determined during the fiscal 2013 annual impairment analysis approximated the reporting units' carrying values. Excluding these businesses, if the discount rate applied in the fiscal 2013 impairment analysis had been 100 basis points higher than estimated for each reporting unit and all other assumptions were held constant, the conclusion would remain unchanged and there would be no impairment of goodwill or the indefinite-lived intangible asset.

Our UtiliQuest reporting unit, having a goodwill balance of approximately $35.6 million and an indefinite-lived trade name of $4.7 million, has been at lower operating levels as compared to historical levels. The fair value of the UtiliQuest reporting unit exceeds its carrying value by approximately 20%. The UtiliQuest reporting unit provides services to a broad range of customers including utilities and telecommunication providers. These services are required prior to underground excavation and are influenced by overall economic activity, including construction activity. The goodwill balance of this reporting unit may have an increased likelihood of impairment if a downturn in customer demand were to occur, or if the reporting unit were not able to execute against customer opportunities, and the long-term outlook for their cash flows were adversely impacted. Furthermore, changes in the long-term outlook may result in changes to other valuation assumptions. As of July 27, 2013, we believe the goodwill is recoverable for all of the reporting units; however, there can be no assurances that the goodwill will not be impaired in future periods.

Current operating results, including any losses, are evaluated by us in the assessment of goodwill and other intangible assets. The estimates and assumptions used in assessing the fair value of the reporting units and the valuation of the underlying assets and liabilities are inherently subject to significant uncertainties. Changes in judgments and estimates could result in a significantly different estimate of the fair value of the reporting units and could result in impairments of goodwill or intangible assets at additional reporting units. Additionally, adverse conditions in the economy and future volatility in the equity and credit markets could impact the valuation of our reporting units.

Certain of our reporting units also have other intangible assets including customer relationships, trade names, and non-compete intangibles. As of July 27, 2013, we believe that the carrying amounts of these intangible assets are recoverable. However, if adverse events were to occur or circumstances were to change indicating that the carrying amount of such assets may not be fully recoverable, the assets would be reviewed for impairment and the assets could be impaired.

*Business Combinations.* We account for business combinations under the acquisition method of accounting. The purchase price of each acquired business is allocated to the tangible and intangible assets acquired and the liabilities assumed on the basis of their respective fair values on the date of acquisition. Any excess of the purchase price over the fair value of the separately identifiable assets acquired and the liabilities assumed is allocated to goodwill. The valuation of assets acquired and liabilities assumed requires a number of judgments and is subject to revision as additional information about the fair value of assets and liabilities becomes available. Additional information, which existed as of the acquisition date but at that time was unknown to us, may become known during the remainder of the measurement period, a period not to exceed twelve months from the acquisition date. Adjustments in the purchase price allocation may require a recasting of the amounts allocated to goodwill and intangible assets. In accordance with the acquisition method of accounting, acquisition costs are expensed as incurred.

*Accrued Insurance Claims.* We retain the risk of loss, up to certain limits, for claims related to automobile liability, general liability, workers' compensation, employee group health, and locate damages. Locate damage claims result from property and other damages arising in connection with our underground facility locating services. A liability for unpaid claims and the associated claim expenses, including incurred but not reported losses, is determined with the assistance of an actuary and reflected in the consolidated financial statements as accrued insurance claims. The liability for accrued claims and related accrued processing costs was $56.3 million and $48.8 million at July 27, 2013 and July 28, 2012, respectively. Based on prior payment patterns for similar claims, we expect $29.1 million of the amount accrued at July 27, 2013 to be paid within the next twelve months.

We estimate the liability for claims based on facts, circumstances and historical evidence. When loss reserves are recorded they are not discounted, even though they will not be paid until sometime in the future. Factors affecting the determination of the expected cost for existing and incurred but not reported claims include, but are not limited to, the estimated number of future claims, the payment pattern of claims which have been incurred, changes in the medical condition of claimants, and other factors such as inflation, tort reform or other legislative changes, unfavorable jury decisions and court interpretations.

With regard to losses occurring in fiscal 2011 through fiscal 2013, we retain the risk of loss of up to $1.0 million on a per occurrence basis for automobile liability, general liability and workers' compensation. We have maintained this same level of retention for fiscal 2014. These retention amounts are applicable to all of the states in which we operate, except with respect to workers' compensation insurance in three states in which we participate in a state sponsored insurance fund. Aggregate stop loss coverage for automobile liability, general liability and workers' compensation claims is $52.5 million for fiscal 2013 and $56.3 million for fiscal 2014. Quanta Services, Inc. has retained the risk of loss for insured claims of the Acquired Subsidiaries outstanding, or incurred but not reported, as of the date of acquisition.

For losses under our employee health plan, we are party to a stop-loss agreement under which we retain the risk of loss, on an annual basis, of the first $250,000 of claims per participant. In addition, we retain the risk of loss for the first $550,000 of claim amounts that aggregate across all participants having claims that exceed $250,000.

*Income Taxes.* We account for income taxes under the asset and liability method. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. ASC Topic 740, *Income Taxes* ("ASC Topic 740") prescribes a two-step process for the financial statement recognition and measurement of income tax positions taken or expected to be taken in an income tax return. The first step evaluates an income tax position in order to determine whether it is more likely than not that the position will be sustained upon examination, based on the technical merits of the position. The second step measures the benefit to be recognized in the financial statements for those income tax positions that meet the more likely than not recognition threshold. ASC Topic 740 also provides guidance on derecognition, classification, recognition and classification of interest and penalties, accounting in interim periods, disclosure and transition. Under ASC Topic 740, companies may recognize a previously unrecognized tax benefit if the tax position is effectively (as opposed to "ultimately") settled through examination, negotiation or litigation.

*Stock-Based Compensation.* Our stock-based award programs are intended to attract, retain and reward talented employees, officers and directors, and to align stockholder and employee interests. We have granted stock-based awards under our 2012 Long-Term Incentive Plan ("2012 Plan"), 2003 Long-Term Incentive Plan ("2003 Plan"), and the 2007 Non-Employee Directors Equity Plan ("2007 Directors Plan" and, together with the 2012 Plan and 2003 Plan, the "Plans"). In addition, awards are outstanding under other plans under which no further awards will be granted. Our policy is to issue new shares to satisfy equity awards under the Plans. The Plans provide for the grants of a number of types of stock-based awards, including stock options, restricted shares, performance shares, restricted share units, performance share units ("Performance RSUs"), and stock appreciation rights. The total number of shares available for grant under the Plans as of July 27, 2013 was 2,033,272.

Compensation expense for stock-based awards is based on the fair value at the measurement date and is included in general and administrative expenses in the consolidated statements of operations. The fair value of stock option grants is estimated on the date of grant using the Black-Scholes option pricing model based on certain assumptions including: expected volatility based on the historical price of our stock over the expected life of the option; the risk free rate of return based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option; the expected life based on the period of time the options are expected to be outstanding using historical data to estimate option exercise and employee termination; and dividend yield based on our history and expectation of dividend payments. Stock options generally vest ratably over a four-year period and are exercisable over a period of up to ten years.

The fair value of time-based restricted share units ("RSUs") and Performance RSUs is estimated on the date of grant and is generally equal to the closing stock price on that date. RSUs vest ratably over a period of four years and are settled in one share of our common stock on the vesting date. Performance RSUs vest over a three-year period from the date of grant if certain performance goals are achieved. The performance targets are based on our fiscal year operating earnings (adjusted for certain amounts) as a percentage of contract revenues and our fiscal year operating cash flow level. For the fiscal 2013 performance period, the performance targets exclude amounts attributable to significant businesses acquired in fiscal 2013, including acquisition, financing, and other related costs of the businesses acquired. Additionally, the awards include three year performance goals having similar measures as the fiscal year targets which, if met, result in supplemental shares awarded. For Performance RSUs, we evaluate compensation expense quarterly and recognize expense for performance-based awards if we determine it is probable that the performance criteria for the awards will be met.

The total amount of stock-based compensation expense ultimately recognized is based on the number of awards that actually vest and fluctuates as a result of performance criteria for performance-based awards, as well as the vesting period of all stock-based awards. Accordingly, the amount of compensation expense recognized during any fiscal year may not be representative of future stock-based compensation expense. In accordance with ASC Topic 718, *Compensation – Stock Compensation*, compensation costs for performance-based awards are recognized over the requisite service period if it is probable that the performance goal will be satisfied. We use our best judgment to determine probability of achieving the performance goals at each reporting period and recognize compensation costs based on the estimate of the shares that are expected to vest.

*Contingencies and Litigation.* In the ordinary course of our business, we are involved in certain legal proceedings. ASC Topic 450, *Contingencies* ("ASC Topic 450") requires that an estimated loss from a loss contingency should be accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. In determining whether a loss should be accrued, we evaluate, among other factors, the probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. If only a range of probable loss can be determined, we accrue for our best estimate within the range for the contingency. In those cases where none of the estimates within the range is better than another, we accrue for the amount representing the low end of the range in accordance with ASC Topic 450. As additional information becomes available, we reassess the potential liability related to our pending contingencies and litigation and revise our estimates. Revisions of our estimates of the potential liability could materially impact our results of operations. Additionally, if the final outcome of such litigation and contingencies differs adversely from that currently expected, it would result in a charge to earnings when determined.

**Results of Operations**

The Company uses a fiscal year ending on the last Saturday in July. On December 3, 2012, we acquired substantially all of the telecommunications infrastructure services subsidiaries of Quanta Services, Inc. Additionally, during the fourth quarter of fiscal 2013, the Company acquired Sage and certain assets of a tower construction and maintenance company. The businesses acquired in fiscal 2013 have been included in the consolidated statements of operations since their respective dates of acquisition. The following table sets forth, as a percentage of revenues earned, our consolidated statements of operations for the periods indicated (totals may not add due to rounding):

| | Fiscal Year Ended | | | | | |
|---|---|---|---|---|---|---|
| | 2013 | | 2012 | | 2011 | |
| | (Dollars in millions) | | | | | |
| Revenues | $ 1,608.6 | 100.0% | $ 1,201.1 | 100.0% | $ 1,035.9 | 100.0% |
| Expenses: | | | | | | |
| Cost of earned revenue, excluding depreciation and amortization | 1,300.4 | 80.8 | 968.9 | 80.7 | 837.1 | 80.8 |
| General and administrative | 145.8 | 9.1 | 104.0 | 8.7 | 94.6 | 9.1 |
| Depreciation and amortization | 85.5 | 5.3 | 62.7 | 5.2 | 62.5 | 6.0 |
| Total | 1,531.7 | 95.2 | 1,135.7 | 94.6 | 994.3 | 96.0 |
| Interest expense, net | (23.3) | (1.5) | (16.7) | (1.4) | (15.9) | (1.5) |
| Loss on debt extinguishment | — | — | — | — | (8.3) | (0.8) |
| Other income, net | 4.6 | 0.3 | 15.8 | 1.3 | 11.1 | 1.1 |
| Income before income taxes | 58.2 | 3.6 | 64.6 | 5.4 | 28.5 | 2.7 |
| Provision for income taxes | 23.0 | 1.4 | 25.2 | 2.1 | 12.4 | 1.2 |
| Net income | $ 35.2 | 2.2% | $ 39.4 | 3.3% | $ 16.1 | 1.6% |

**Year Ended July 27, 2013 Compared to Year Ended July 28, 2012**

*Revenues.* The following table presents information regarding total revenues by type of customer for the fiscal years ended July 27, 2013 and July 28, 2012 (totals may not add due to rounding):

| | Fiscal Year Ended | | | | | |
|---|---|---|---|---|---|---|
| | 2013 | | 2012 | | | % |
| | Revenue | % of Total | Revenue | % of Total | Increase (decrease) | Increase (decrease) |
| | (Dollars in millions) | | | | | |
| Telecommunications | $ 1,410.5 | 87.7% | $ 1,014.6 | 84.5% | $ 395.9 | 39.0% |
| Underground facility locating | 127.8 | 7.9 | 131.3 | 10.9 | (3.5) | (2.7) |
| Electric and gas utilities and other customers | 70.3 | 4.4 | 55.2 | 4.6 | 15.1 | 27.4 |
| Total contract revenues | $ 1,608.6 | 100.0% | $ 1,201.1 | 100.0% | $ 407.5 | 33.9% |

Revenues increased $407.5 million, or 33.9%, during fiscal 2013 as compared to fiscal 2012. Of this increase, $337.9 million was generated by businesses acquired in fiscal 2013.

The following table presents total revenues by type of customer for the fiscal years ended July 27, 2013 and July 28, 2012, excluding the amounts attributed to the businesses acquired.

| | Fiscal Year Ended | | | |
|---|---|---|---|---|
| | 2013 | 2012 | | |
| | Revenue | Revenue | Increase (decrease) | Increase (decrease) |
| | (Dollars in millions) | | | |
| Telecommunications | $ 1,104.8 | $ 1,014.6 | $ 90.2 | 8.9% |
| Underground facility locating | 126.4 | 131.3 | (4.9) | (3.7) |
| Electric and gas utilities and other customers | 39.5 | 55.2 | (15.7) | (28.4) |
| | $ 1,270.7 | $ 1,201.1 | $ 69.6 | 5.8% |
| Revenues from businesses acquired in fiscal 2013 | 337.9 | — | 337.9 | * |
| Total contract revenues | $ 1,608.6 | $ 1,201.1 | $ 407.5 | 33.9% |

* Not meaningful.

Revenues from specialty construction services provided to telecommunications companies, excluding amounts attributed to businesses acquired in fiscal 2013, increased 8.9%, or $90.2 million, to $1,104.8 million during fiscal 2013 compared to $1,014.6 million during fiscal 2012. During fiscal 2013 and fiscal 2012, the Company earned revenues from storm restoration services of $16.7 million and $6.0 million, respectively. During fiscal 2013, revenues increased approximately $77.7 million for a significant customer, including revenues for services performed for its wireless network under contracts entered into during fiscal 2012. Revenues increased $26.7 million for three leading cable multiple system operators for maintenance and construction services, including services to provision fiber to small and medium businesses as well as network upgrades. Revenues increased $9.4 million for another cable multiple system operator enhancing its fiberoptic network. Additionally, revenues increased $8.0 million for a telephone customer which is expanding and enhancing its broadband services related to rural access lines it acquired and for broadband stimulus initiatives. These increases were partially offset by a decrease in revenue of $12.2 million for a telephone customer from decreases in services provided under existing contracts and broadband stimulus initiatives. Additionally, we experienced a decrease in revenue of $10.4 million for a significant telephone customer as a result of reduced spending in fiscal 2013 as compared to fiscal 2012. Other telecommunications customers had net decreases in revenue of $19.7 million in fiscal 2013 as compared to fiscal 2012.

Revenues from underground facility locating customers, excluding amounts attributed to businesses acquired in fiscal 2013, decreased 3.7% to $126.4 million during fiscal 2013 compared to $131.3 million during fiscal 2012. The decrease partially resulted from a contract that ended during the second quarter of fiscal 2012 and due to reduced work from current customers.

Revenues from electric and gas utilities and other construction and maintenance customers, excluding amounts attributed to businesses acquired in fiscal 2013, decreased to $39.5 million during fiscal 2013 compared to $55.2 million during fiscal 2012. The decrease was primarily attributable to decreases in work performed for several gas companies and electric utilities during fiscal 2013 as compared to fiscal 2012.

*Costs of Earned Revenues.* Costs of earned revenues increased to $1,300.4 million during fiscal 2013 compared to $968.9 million during fiscal 2012. The increase was primarily due to a higher level of operations during fiscal 2013, including costs of the businesses acquired in fiscal 2013. The primary components of the total increase was a $235.8 million aggregate increase in direct labor and independent subcontractor costs, a $41.2 million increase in direct material costs, and an aggregate $54.5 million increase in other direct costs, including a pre-tax $0.5 million charge for a wage and hour class action settlement.

Costs of earned revenues as a percentage of contract revenues increased 0.2% during fiscal 2013 as compared to fiscal 2012. Direct material costs as a percentage of total revenue increased 0.3% compared to fiscal 2012 as our mix of work included a higher level of projects where we provided materials to the customer. Other direct costs increased 0.3% as a percentage of total revenue primarily as a result of the mix of work performed and increased equipment and claims related costs as compared to fiscal 2012. Offsetting these increases, fuel costs decreased 0.3% as a percentage of total revenue during fiscal 2013 as compared to fiscal 2012. Additionally, total labor and subcontractor costs decreased 0.1% as a percentage of total revenue for fiscal 2013 as compared to fiscal 2012.

*General and Administrative Expenses.* General and administrative expenses increased to $145.8 million during fiscal 2013 as compared to $104.0 million for fiscal 2012. General and administrative expenses as a percentage of contract revenues were 9.1% and 8.7% for fiscal 2013 and fiscal 2012, respectively. The increase in total general and administrative expenses for fiscal 2013 resulted primarily from the general and administrative costs of the businesses acquired in fiscal 2013 and approximately $6.8 million and $3.4 million of pre-tax acquisition and integration costs, respectively, during fiscal 2013. Additionally, stock-based compensation increased to $9.9 million during fiscal 2013 from $7.0 million during fiscal 2012. Other increases in general and administrative expenses were increased payroll expenses as a result of growth, increased incentive pay expenses from improved operations, and higher professional fees for legal and accounting services.

*Depreciation and Amortization.* Depreciation and amortization increased to $85.5 million during fiscal 2013 from $62.7 million during fiscal 2012 and totaled 5.3% and 5.2% as a percentage of contract revenues during the current and prior year, respectively. The increase in depreciation and amortization expense for fiscal 2013 is a result of the addition of fixed assets and amortizing intangibles relating to the businesses acquired during fiscal 2013. These increases were partially offset by certain fixed assets becoming fully depreciated in fiscal 2012 and 2013.

*Interest Expense, Net.* Interest expense, net was $23.3 million and $16.7 million during fiscal 2013 and 2012, respectively. The increase for fiscal 2013 reflects higher debt balances outstanding during the current year primarily related to the financing of the purchase of the Acquired Subsidiaries. The additional debt includes $90.0 million in 7.125% senior subordinated notes due 2021 issued on December 12, 2012, as well as outstanding amounts during the period under our new five-year credit agreement (the "Credit Agreement"). The additional interest cost on incremental debt was partially offset by lower cost of debt related to the replacement of our previous credit agreement during fiscal 2013.

*Other Income, Net.* Other income decreased to $4.6 million during fiscal 2013 from $15.8 million during fiscal 2012. The decreases in other income were primarily a function of the number of assets sold and prices obtained for those assets during fiscal 2013. Additionally, we recognized $0.3 million in write-off of deferred financing costs during fiscal 2013 in connection with the replacement of our credit facility in December 2012.

*Income Taxes.* The following table presents our income tax expense and effective income tax rate for fiscal years 2013 and 2012:

| | Fiscal Year Ended | |
|---|---|---|
| | 2013 | 2012 |
| | (Dollars in millions) | |
| Income tax provision | $ 23.0 | $ 25.2 |
| Effective income tax rate | 39.5% | 39.0% |

Our effective income tax rate differs from the statutory rates for the tax jurisdictions where we operate. Variations in our effective income tax rate for fiscal 2013 and 2012 are primarily attributable to the impact of non-deductible and non-taxable items, disqualifying dispositions of incentive stock option exercises, and production-related tax credits recognized in relation to our pre-tax results during the period. Non-deductible and non-taxable items will generally have a reduced impact on the effective income tax rate in periods of greater pre-tax results. We had total unrecognized tax benefits of approximately $2.3 million and $2.2 million as of July 27, 2013 and July 28, 2012, respectively, which would reduce our effective tax rate during the periods recognized if it is determined that those liabilities are no longer required.

*Net Income.* Net income was $35.2 million for fiscal 2013 as compared to $39.4 million during fiscal 2012.

**Year Ended July 28, 2012 Compared to Year Ended July 30, 2011**

*Revenues.* The following table presents information regarding total revenues by type of customer for the fiscal years ended July 28, 2012 and July 30, 2011 (totals may not add due to rounding):

| | Fiscal Year Ended | | | | | |
|---|---|---|---|---|---|---|
| | 2012 | | 2011 | | | % |
| | Revenue | % of Total | Revenue | % of Total | Increase (decrease) | Increase (decrease) |
| | | | (Dollars in millions) | | | |
| Telecommunications | $ 1,014.6 | 84.5% | $ 850.5 | 82.1% | $ 164.1 | 19.3% |
| Underground facility locating | 131.3 | 10.9 | 144.7 | 14.0 | (13.4) | (9.2) |
| Electric and gas utilities and other customers | 55.2 | 4.6 | 40.7 | 3.9 | 14.5 | 35.6 |
| Total contract revenues | $ 1,201.1 | 100.0% | $ 1,035.9 | 100.0% | $ 165.3 | 16.0% |

Revenues increased $165.3 million, or 16.0%, during fiscal 2012 compared to fiscal 2011. Businesses acquired during the second quarter of fiscal 2011 generated $54.5 million of revenues during fiscal 2012 compared to $33.8 million during fiscal 2011.

Revenues from specialty construction services provided to telecommunications companies increased 19.3%, or $164.1 million, to $1,014.6 million during fiscal 2012 compared to $850.5 million during fiscal 2011. Businesses acquired during the second quarter of fiscal 2011 generated $20.7 million of this increase. Revenue increased $50.5 million for a significant telephone customer for services provided under existing contracts, including fiber to the cell site activity, and for services provided under new contracts which expanded our geographic service area. For another significant telecommunications customer revenue increased $41.4 million for services provided under new contracts entered into during fiscal 2011 which expanded our geographic service area. Additionally, we had incremental revenue of $36.6 million for a telephone customer from services provided under existing contracts and rural broadband initiatives. For two leading cable multiple system operators, we experienced a $13.0 million increase in revenue for installation, maintenance, and construction services, which included services to provision fiber to cellular sites. Other telecommunications customers had net increases in revenue of $58.0 million for fiscal 2012, including services provided under new contracts for rural broadband initiatives, expanding both our customer base and geographic service areas. These increases were partially offset by a decrease in revenue of $50.6 million for a significant telephone customer compared to fiscal 2011 as a result of reduced spending by the customer in fiscal 2012 and a $5.6 million decline in services provided to another leading cable multiple system operator.

Total revenues from underground facility locating customers during fiscal 2012 decreased 9.2% to $131.3 million compared to $144.7 million during fiscal 2011. The decrease resulted from contracts that were terminated during fiscal 2011, reflecting a planned de-emphasis of technician intensive customer contracts.

Total revenues from electric and gas utilities and other construction and maintenance customers during fiscal 2012 increased 35.6% to $55.2 million compared to $40.7 million during fiscal 2011. The increase was primarily attributable to increases in work performed for several gas companies and electric utilities during fiscal 2012 as compared to fiscal 2011.

*Costs of Earned Revenues.* Costs of earned revenues increased to $968.9 million during fiscal 2012 compared to $837.1 million during fiscal 2011. The increase was primarily due to a higher level of operations during fiscal 2012, including the operating costs of Communication Services, Inc. ("Communication Services") and NeoCom Solutions, Inc. ("NeoCom") since their acquisitions during the second quarter of fiscal 2011. The primary components of the increase were a $93.0 million aggregate increase in direct labor and independent subcontractor costs, a $28.8 million increase in direct materials costs, a $7.9 million increase in other direct costs, and a $2.1 million increase in fuel costs.

Costs of earned revenues as a percentage of contract revenues decreased 0.1% during fiscal 2012 compared to fiscal 2011. Labor and subcontractor costs decreased 0.3% in fiscal 2012 compared to fiscal 2011 as a result of improved operating efficiency and the mix of work performed. Additionally, fuel costs decreased 0.3% as a percentage of total revenue as compared to fiscal 2011. Other direct costs decreased 0.9% as a percentage of total revenue compared to fiscal 2011, primarily as a result of reduced costs for insurance claims during fiscal 2012 and improved operating cost leverage. Offsetting these decreases, material usage increased 1.4% as a percentage of total revenue based on our mix of work.

*General and Administrative Expenses.* General and administrative expenses increased $9.4 million to $104.0 million during fiscal 2012 compared to $94.6 million for fiscal 2011. The increase is partially a result of incremental general and administrative expenses of Communication Services and NeoCom which were acquired during the second quarter of fiscal 2011. Further, the increase in total general and administrative expenses during fiscal 2012 resulted from increased payroll from the growth of operations, higher incentive pay expenses as a result of improved operating results, and increased stock-based compensation expense. Stock-based compensation expense was $7.0 million during fiscal 2012 compared to $4.4 million during fiscal 2011.

General and administrative expenses as a percentage of contract revenues were 8.7% and 9.1% for fiscal 2012 and fiscal 2011, respectively. The decrease in general and administrative expenses as a percentage of contract revenues is the result of improved operating leverage on our increase in revenue.

*Depreciation and Amortization.* Depreciation and amortization increased to $62.7 million during fiscal 2012 from $62.5 million during fiscal 2011 and totaled 5.2% and 6.0% as a percentage of contract revenues during fiscal 2012 and fiscal 2011, respectively. The decrease in depreciation and amortization as a percentage of contract revenues was primarily the result of our mix of work and greater leverage on depreciable assets as our revenue has grown.

*Interest Expense, Net.* Interest expense, net was $16.7 million and $15.9 million during fiscal 2012 and fiscal 2011, respectively. The increase reflects higher debt balances outstanding during the period as a result of the issuance of our 7.125% senior subordinated notes due 2021, as described below, and the related purchase and redemption of our outstanding 8.125% senior subordinated notes due 2015. However, our overall effective interest rate has been reduced as a result of the issuance of our 7.125% senior subordinated notes due 2021.

*Fiscal 2011 – Loss on Debt Extinguishment.* On January 21, 2011, Dycom Investments, Inc., one of our subsidiaries, issued $187.5 million aggregate principal amount of 7.125% senior subordinated notes due 2021 in a private placement. A portion of the net proceeds was used to fund the purchase in January 2011 of $86.96 million aggregate principal amount of our outstanding 8.125% senior subordinated notes due 2015 (the "2015 Notes") at a price of 104.313% of the principal amount pursuant to a tender offer to purchase, for cash, any and all of our $135.35 million in aggregate principal amount of outstanding 2015 Notes. Additionally, a portion of the net proceeds was used to fund our redemption in February 2011 of the remaining $48.39 million outstanding aggregate principal amount of 2015 Notes at a price of 104.063% of the principal amount. As a result, we recognized a loss on debt extinguishment of approximately $6.0 million during fiscal 2011, comprised of tender premiums and legal and professional fees associated with the tender offer and redemption and $2.3 million for the write off of deferred debt issuance costs for the 2015 Notes redeemed.

*Other Income, Net.* Other income increased to $15.8 million during fiscal 2012 from $11.1 million during fiscal 2011. The increase in other income was primarily a function of assets sold and prices obtained for those assets during fiscal 2012, including approximately $0.6 million for the gain on sale of a non-core cable system asset.

*Income Taxes.* The following table presents our income tax expense and effective income tax rate for continuing operations for fiscal years 2012 and 2011:

| | Fiscal Year Ended | |
|---|---|---|
| | **2012** | **2011** |
| | **(Dollars in millions)** | |
| Income tax provision | $ 25.2 | $ 12.4 |
| Effective income tax rate | 39.0% | 43.5% |

Our effective income tax rates differ from the statutory rate for the tax jurisdictions where we operate. Variations in our effective income tax rate for fiscal 2012 and 2011 are primarily attributable to the impact of non-deductible and non-taxable items, disqualifying dispositions of incentive stock option exercises, and production-related tax credits recognized in relation to our pre-tax results during the period. Non-deductible and non-taxable items will generally have a reduced impact on the effective income tax rate in periods of greater pre-tax results. We had total unrecognized tax benefits of approximately $2.2 million and $2.1 million as of July 28, 2012 and July 30, 2011, respectively, which would reduce our effective tax rate during the periods recognized if it is determined that those liabilities are no longer required.

*Net Income.* Net income was $39.4 million for fiscal 2012 as compared to $16.1 million for fiscal 2011.

**Liquidity and Capital Resources**

*Capital requirements.* Historically, our sources of cash have been operating activities, long-term debt, equity offerings, bank borrowings, and proceeds from the sale of idle and surplus equipment and real property. Our working capital needs vary based on our level of operations and generally increase with higher levels of revenue. Our working capital requirements are also impacted by the time it takes to collect our accounts receivable for work performed for customers. Cash and equivalents totaled $18.6 million at July 27, 2013 compared to $52.6 million at July 28, 2012. Working capital (total current assets less total current liabilities) was $341.3 million at July 27, 2013 compared to $262.4 million at July 28, 2012.

Capital resources are primarily used to purchase equipment and maintain sufficient levels of working capital in order to support our contractual commitments to customers. We periodically borrow from and repay our revolving credit facility depending on our cash requirements. Additionally, our capital requirements may increase to the extent we make acquisitions that involve consideration other than our stock, buy back our common stock, repay revolving borrowings, or repurchase or call our senior subordinated notes. We have not paid cash dividends since 1982. Our board of directors regularly evaluates our dividend policy based on our financial condition, profitability, cash flow, capital requirements, and the outlook of our business. We currently intend to retain any earnings for use in the business, including for investment in acquisitions, and consequently we do not anticipate paying any cash dividends on our common stock in the foreseeable future. Additionally, the indenture governing our senior subordinated notes contains covenants that restrict our ability to make certain payments, including the payment of dividends.

We expect capital expenditures, net of disposals, to range from $70 million to $75 million for fiscal 2014. Our level of capital expenditures can vary depending on the customer demand for our services, the replacement cycle we select for our equipment, and overall growth. We intend to fund these expenditures primarily from operating cash flows, availability under our credit facility and cash on hand.

| | For the Fiscal Year Ended | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| | (Dollars in millions) | | |
| Net cash flows: | | | |
| Provided by operating activities | $ 106.7 | $ 65.1 | $ 43.9 |
| Used in investing activities | $ (389.1) | $ (51.9) | $ (85.4) |
| Provided by (used in) financing activities | $ 248.3 | $ (5.4) | $ (17.0) |

*Cash from Operating Activities.* During fiscal 2013, net cash provided by operating activities was $106.7 million. Non-cash items during fiscal 2013 were primarily depreciation and amortization, gain on sale of assets, stock-based compensation, and deferred income taxes. Changes in working capital (excluding cash) and changes in other long term assets and liabilities used $17.5 million of operating cash flow during fiscal 2013. The primary working capital sources of cash flow during fiscal 2013 were decreases in accounts receivable of $3.6 million, including amounts collected for balances from business acquired during fiscal 2013. Additionally, net decreases in income tax receivables was $6.0 million during the period due to the timing of payments. Working capital changes that used operating cash flow during fiscal 2013 were increases in net costs and estimated earnings in excess of billings of $12.3 million as a result of growth in operations during fiscal 2013. Other working capital changes that used operating cash flow during fiscal 2013 were decreases in accounts payable of $11.2 million as a result of timing of payments. Additionally, decreases in accrued liabilities, insurance claims and other liabilities used $2.5 million of cash flow. Net increases in other current and other non-current assets combined used $1.1 million of operating cash flow during fiscal 2013 primarily for inventory and other pre-paid costs.

Based on average daily revenue during the applicable quarter, days sales outstanding calculated for accounts receivable, net was 48 as of July 27, 2013 compared to 41 days as of July 28, 2012. Days sales outstanding calculated for costs and estimated earnings in excess of billings, net of billings in excess of costs and estimated earnings, was 36 days as of both July 27, 2013 and July 28, 2012. The change in days sales outstanding for accounts receivable resulted from growth in operations during fiscal 2013, the impact of generally higher days sales outstanding for the Acquired Subsidiaries and other changes in customer mix compared to fiscal 2012. We believe that none of our major customers were experiencing financial difficulties which would materially affect our cash flows or liquidity as of July 27, 2013.

During fiscal 2012, net cash provided by operating activities was $65.1 million. Non-cash items during fiscal 2012 were primarily depreciation and amortization, gain on sale of assets, stock-based compensation, and deferred income taxes. Changes in working capital (excluding cash) and changes in other long term assets and liabilities used $37.9 million of operating cash flow during fiscal 2012. The primary working capital uses during fiscal 2012 were increases in accounts receivable of $3.4 million and increases in net costs and estimated earnings in excess of billings of $35.7 million. The increases in accounts receivable and costs and estimated earnings in excess of billings are a result of growth in operations during fiscal 2012 and changes to the customer mix compared to fiscal 2011. Other working capital changes that used operating cash flow during fiscal 2012 were increases in other current and other non-current assets combined of $6.3 million, primarily for higher levels of inventory, and decreases in accrued liabilities and accrued insurance claims of $1.2 million. Working capital sources of cash flow during fiscal 2012 were income taxes receivable of $5.7 million used during the period and increases in accounts payable of $3.0 million as a result of timing of higher operating levels and timing of payments.

During fiscal 2011, net cash provided by operating activities was $43.9 million. Operating cash flow and net income for fiscal 2011 were reduced by our payment of $6.0 million in consent and other fees related to our repurchase of $135.35 million in aggregate principal amount of the 2015 Notes. Non-cash items during fiscal 2011 were primarily depreciation and amortization, gain on sale of assets, stock-based compensation, deferred income taxes, amortization of debt issuance costs, and the write-off of approximately $2.3 million of debt issuance costs in connection with the tender offer and subsequent redemption of the outstanding 2015 Notes. Changes in working capital (excluding cash) and changes in other long term assets and liabilities used $47.4 million of operating cash flow during fiscal 2011. The primary working capital uses during fiscal 2011 were increases in accounts receivable of $21.7 million and increases in net costs and estimated earnings in excess of billings of $23.2 million. The increases in accounts receivable and costs and estimated earnings in excess of billings are a result of higher revenue levels during the fourth quarter of fiscal 2011, including storm restoration services. Other uses of working capital included other current and other non-current assets combined of $4.4 million, primarily for higher levels of inventory, and increases in income taxes receivable of $5.0 million as a result of the timing of federal and state income tax payments. Working capital changes that increased operating cash flow during fiscal 2011 were increases in accounts payable of $2.6 million and increases in other accrued liabilities and accrued insurance claims of $4.3 million. These increases were primarily attributable to higher operating levels of fiscal 2011 and the timing of payments.

*Cash Used in Investing Activities.* Net cash used in investing activities was $389.1 million during fiscal 2013. During fiscal 2013 we paid $330.3 million in connection with the acquisition of businesses, including $319.0 million for the Acquired Subsidiaries, net of cash acquired. Additionally, during fiscal 2013 capital expenditures of $64.7 million were offset in part by proceeds from the sale of assets of $5.8 million. Restricted cash, primarily related to funding provisions of our insurance program, decreased less than $0.1 million during fiscal 2013.

Net cash used in investing activities was $51.9 million during fiscal 2012. During fiscal 2012 capital expenditures of $77.6 million were offset in part by proceeds from the sale of assets of $24.8 million, including approximately $5.5 million related to the sale of non-core cable system assets during the third quarter of fiscal 2012. Capital expenditures of $77.6 million for fiscal 2012 increased from $61.5 million in fiscal 2011 as the result of spending for new work opportunities and the replacement of certain fleet assets. In addition, we incurred certain capital expenditures to increase the fuel and operating efficiency of our fleet of vehicles. Restricted cash, primarily related to funding provisions of our insurance programs, decreased $0.9 million during fiscal 2012.

During fiscal 2011 net cash used in investing activities was $85.4 million, including $9.0 million and $27.5 million paid in connection with the acquisitions of Communication Services, Inc. and NeoCom Solutions, Inc., respectively. Capital expenditures of $61.5 million were offset in part by proceeds from the sale of assets of $12.3 million. Restricted cash, primarily related to funding provisions of our insurance program, decreased approximately $0.2 million during fiscal 2011.

*Cash Provided by Financing Activities.* Net cash provided by financing activities was $248.3 million during fiscal 2013. During fiscal 2013 we received $93.8 million in gross proceeds from the issuance of long-term debt comprised of the issuance of an incremental $90.0 million in aggregate principal amount of our 7.125% senior subordinated notes due 2021 and $3.8 million in premium received in connection with the issuance, $125.0 million in proceeds from the term loan ("Term Loan") under our Credit Agreement and net revolving borrowings under our Credit Agreement of $49.0 million, partially offset by principal payments on the Term Loan of $3.1 million. Additionally, we paid $6.7 million of debt issuance costs in connection with the new Credit Agreement and issuance of the 7.125% senior subordinated notes due 2021 during fiscal 2013.

During fiscal 2013, we repurchased 1,047,000 shares of our common stock in open market transactions, at an average price of $14.52 per share, for approximately $15.2 million. We withheld shares of restricted units and paid $0.9 million to tax authorities in order to meet payroll tax withholdings obligations on restricted units that vested to employees and certain officers during fiscal 2013. Additionally, we received $5.3 million from the exercise of stock options and received excess tax benefits of $1.3 million primarily from the vesting of restricted share units and exercises of stock options during fiscal 2013.

Net cash used in financing activities was $5.4 million during fiscal 2012. During fiscal 2012, we repurchased 597,700 shares of our common stock in open market transactions, at an average price of $21.68 per share, for approximately $13.0 million. We received $6.5 million from the exercise of stock options and received excess tax benefits of $1.6 million primarily from the vesting of restricted share units and exercises of stock options during fiscal 2012. During fiscal 2012, we withheld shares of restricted units and paid $0.3 million to tax authorities in order to meet payroll tax withholdings obligations on restricted units that vested to certain officers and employees during those periods. Additionally, we paid approximately $0.2 million during fiscal 2012 for principal payments on capital leases.

Net cash used in financing activities was $17.0 million for fiscal 2011. During fiscal 2011, we received $187.5 million in gross proceeds from the issuance of $187.5 million aggregate principal amount of 7.125% senior subordinated notes due 2021 and paid $5.2 million in debt issuance costs. A portion of the net proceeds from the issuance were used in January 2011 to fund the purchase of $86.96 million principal amount of our 2015 Notes pursuant to a concurrent tender offer and to fund the redemption of the remaining $48.39 million outstanding aggregate principal amount in February 2011. Additionally, we paid $0.6 million in principal payments on capital leases. During fiscal 2011 we repurchased 5,389,500 shares of our common stock in open market transactions for $64.5 million, at an average price of $11.98 per share. Additionally, we received $1.3 million from the exercise of stock options during fiscal 2011. Further, during fiscal 2011 we withheld shares of restricted share units and paid $0.2 million to tax authorities in order to meet payroll tax withholding obligations on our restricted share units that vested to certain officers and employees during those periods.

*Compliance with Credit Agreement and Indenture.* On December 3, 2012 we entered into our new, five-year Credit Agreement with various lenders. The Credit Agreement matures in December 2017 and provides for a $125 million term loan and a $275 million revolving facility. The Credit Agreement contains a sublimit of $150 million for the issuance of letters of credit. Subject to certain conditions, the Credit Agreement provides for the ability to enter into one or more incremental facilities, either by increasing the revolving commitments under the Credit Agreement and/or in the form of term loans, in an aggregate amount not to exceed $100 million. Borrowings under the Credit Agreement can be used to refinance certain indebtedness, to provide general working capital, and for other general corporate purposes. We used borrowings under the Credit Agreement in connection with the acquisition of businesses during fiscal 2013, including the Acquired Subsidiaries.

The Credit Agreement replaced our prior credit agreement, dated as of June 4, 2010, which was due to expire in June 2015. At the time of termination, there were no outstanding borrowings and all outstanding letters of credit were transferred to the Credit Agreement. We did not incur any material early termination penalties in connection with the termination of the prior credit agreement. We recognized $0.3 million in write-off of deferred financing costs during the second quarter of fiscal 2013 in connection with the replacement of the prior credit agreement.

Borrowings under the Credit Agreement (other than Swingline Loans (as defined in the Credit Agreement)) bear interest at a rate equal to either (a) the administrative agent's base rate, described in the Credit Agreement as the highest of (i) the administrative agent's prime rate, (ii) the Federal Funds Rate plus 0.50%, and (iii) a floating rate of interest equal to one month LIBOR plus 1.00%, or (b) the Eurodollar Rate, plus, in each case, an applicable margin based upon our consolidated leverage ratio. Swingline Loans bear interest at a rate equal to the administrative agent's base rate plus a margin based upon our consolidated leverage ratio. As of July 27, 2013, borrowings are eligible for a margin of 1.0% for borrowings based on the administrative agent's base rate and 2.0% for borrowings based on the Eurodollar Rate. Borrowings under the Credit Agreement are guaranteed by substantially all of our subsidiaries and secured by the stock of each of the wholly-owned, domestic subsidiaries (subject to specified exceptions). We incur fees under the Credit Agreement for the unutilized commitments at rates that range from 0.25% to 0.40% per annum, fees for outstanding standby letters of credit at rates that range from 1.50% to 2.25% per annum and fees for outstanding commercial letters of credit at rates that range from 0.75% to 1.125% per annum, in each case based on our consolidated leverage ratio. As of July 27, 2013, $49.0 million of outstanding revolving borrowings and the Term Loan were based on the Eurodollar Rate at a rate per annum of 2.19%. Unutilized commitments and outstanding standby letters of credit were at rates per annum of 0.35% and 2.0%, respectively.

The Term Loan is subject to annual amortization payable in equal quarterly installments of principal, with installments paid during the third and fourth quarters of fiscal 2013. The remaining amortization for the Term Loan as of July 27, 2013 is as follows: $7.8 million during fiscal 2014, $10.9 million during fiscal 2015; $14.1 million during fiscal 2016; $17.2 million during fiscal 2017; and $71.9 million during fiscal 2018.

The Credit Agreement contains affirmative and negative covenants which are customary for similar credit agreements, including, without limitation, limitations on us and our subsidiaries with respect to indebtedness, liens, investments, distributions, mergers and acquisitions, disposition of assets, sale-leaseback transactions, transactions with affiliates and capital expenditures. The Credit Agreement contains financial covenants which require us to (i) maintain a consolidated leverage ratio of not greater than (a) 3.50 to 1.00 for fiscal quarters ending July 27, 2013 through April 26, 2014, (b) 3.25 to 1.00 for fiscal quarters ending July 26, 2014 through April 25, 2015 and (c) 3.00 to 1.00 for fiscal quarters ending July 25, 2015 and each fiscal quarter thereafter, as measured on a trailing four quarter basis at the end of each fiscal quarter, and (ii) maintain a consolidated interest coverage ratio of not less than 3.00 to 1.00, as measured at the end of each fiscal quarter.

On July 27, 2013 we had $46.7 million of outstanding letters of credit issued under the Credit Agreement. The outstanding letters of credit are issued as part of our insurance program. At July 27, 2013 and July 28, 2012 we were in compliance with the financial covenants of the applicable credit agreement and had additional borrowing availability of $179.3 million and $186.5 million, respectively, as determined by the most restrictive covenants of the applicable agreement.

On July 28, 2012, Dycom Investments, Inc., one of our subsidiaries, had outstanding an aggregate principal amount of $187.5 million of 7.125% senior subordinated notes due 2021 that were issued under an indenture dated January 21, 2011 (the "Indenture"). On December 12, 2012, an additional $90.0 million in aggregate principal amount of 7.125% senior subordinated notes due 2021 were issued under the Indenture at 104.25% of the principal amount. The resulting debt premium of $3.8 million is being amortized to interest expense over the remaining term of the notes and was $3.6 million as of July 27, 2013. The net proceeds of this issuance were used to repay a portion of the borrowings under our Credit Agreement. Holders of all $277.5 million aggregate principal amount of the 7.125% senior subordinated notes due 2021 (the "2021 Notes") vote as one series under the Indenture.

On July 27, 2013, $277.5 million in aggregate principal amount of 2021 Notes was outstanding under the Indenture. The 2021 Notes are guaranteed by substantially all of our subsidiaries. The Indenture contains covenants that limit, among other things, our ability and the ability of our subsidiaries to incur additional debt and issue preferred stock, make certain restricted payments, consummate specified asset sales, enter into transactions with affiliates, incur liens, impose restrictions on the ability of our subsidiaries to pay dividends or make payments to us and our restricted subsidiaries, merge or consolidate with another person, and dispose of all or substantially all of its assets.

*Contractual Obligations.* The following tables set forth our outstanding contractual obligations, including related party leases, as of July 27, 2013:

| | Less than 1 Year | Years 1 – 3 | Years 3 – 5 | Greater than 5 Years | Total |
|---|---|---|---|---|---|
| | | | (Dollars in thousands) | | |
| 7.125% senior subordinated notes due 2021 | $ — | $ — | $ — | $ 277,500 | $ 277,500 |
| Credit Agreement – revolving borrowings | — | — | 49,000 | — | 49,000 |
| Credit Agreement – Term Loan | 7,813 | 25,000 | 89,062 | — | 121,875 |
| Fixed interest payments on long-term debt (a) | 19,772 | 39,544 | 39,544 | 49,429 | 148,289 |
| Operating lease obligations | 14,880 | 17,414 | 5,891 | 1,860 | 40,045 |
| Employment agreements | 6,423 | 7,320 | 783 | — | 14,526 |
| Purchase and other contractual obligations | 11,697 | — | — | — | 11,697 |
| Total | $ 60,585 | $ 89,278 | $ 184,280 | $ 328,789 | $ 662,932 |

(a) Includes interest payments on our $277.5 million in aggregate principal amount of 2021 Notes outstanding and excludes any interest payments on our variable rate debt. Variable rate debt as of July 27, 2013 was comprised of $121.9 million outstanding on our Term Loan and $49.0 million in outstanding revolving borrowings under our Credit Agreement.

Purchase and other contractual obligations in the above table primarily represents obligations under agreements to purchase undelivered vehicles and equipment. We have excluded contractual obligations under the multiemployer defined pension plans that cover certain of our employees as these obligations are determined based on our future union employee payrolls, which cannot be reliably determined as of July 27, 2013. During fiscal 2013, 2012, and 2011, our contributions to the multiemployer defined pension plan totaled approximately $3.2 million, $2.9 million, and $3.8 million, respectively.

Our consolidated balance sheet as of July 27, 2013 includes a long-term liability of approximately $27.3 million for accrued insurance claims. This liability has been excluded from the above table as the timing of any cash payments is uncertain. See Note 8, *Accrued Insurance Claims*, of the Notes to the Consolidated Financial Statements for additional information regarding our accrued insurance claims liability.

The liability for unrecognized tax benefits for uncertain tax positions at July 27, 2013 and July 28, 2012 was $2.3 million and $2.2 million, respectively, and is included in other liabilities in the consolidated balance sheet. This amount has been excluded from the contractual obligations table because we are unable to reasonably estimate the timing of the resolution of the underlying tax positions with the relevant tax authorities.

*Off-Balance Sheet Arrangements.*

Performance Bonds and Guarantees – We have obligations under performance and other surety contract bonds related to certain of our customer contracts. Performance bonds generally provide a customer with the right to obtain payment and/or performance from the issuer of the bond if we fail to perform our contractual obligations. As of July 27, 2013, we had $446.5 million of outstanding performance and other surety contract bonds. The estimated cost to complete projects secured by our outstanding performance and other surety contract bonds was approximately $132.1 million as of July 27, 2013. No events have occurred in which the customers have exercised their rights under the bonds. Additionally, we have periodically guaranteed certain obligations of our subsidiaries, including obligations in connection with obtaining state contractor licenses and leasing real property and equipment.

Letters of Credit – We have standby letters of credit issued under our Credit Agreement as part of our insurance program. These letters of credit collateralize our obligations to our insurance carriers in connection with the settlement of potential claims. As of July 27, 2013 and July 28, 2012 we had $46.7 million and $38.5 million, respectively, outstanding standby letters of credit issued under the Credit Agreement.

*Sufficiency of Capital Resources.* We believe that our capital resources, including existing cash balances and amounts available under our Credit Agreement, are sufficient to meet our financial obligations. These obligations include interest payments required on our senior subordinated notes and outstanding borrowings under our Credit Agreement, working capital requirements, and the normal replacement of equipment at our current level of operations for at least the next twelve months. Our future operating results and cash flows may be affected by a number of factors including our success in bidding on future contracts and our ability to manage costs effectively. To the extent we seek to grow by acquisitions that involve consideration other than our stock, or to the extent we buy back our common stock, repay revolving borrowings or repurchase or call our senior subordinated notes, our capital requirements may increase. Changes in financial markets or other areas of the economy could adversely impact our ability to access the capital markets, in which case we would expect to rely on a combination of available cash and the Credit Agreement to provide short-term funding.

Management continually monitors the financial markets and assesses general economic conditions for any impact on our financial position. If changes in financial markets or other areas of the economy adversely impact our ability to access capital markets, we would expect to rely on a combination of available cash and the existing committed credit facility to provide short-term funding. We believe that our cash investment policies are conservative and we expect that the current volatility in the capital markets will not have a material impact on our cash investments.

*Backlog.* Our backlog totaled $2.197 billion and $1.565 billion at July 27, 2013 and July 28, 2012, respectively. We expect to complete 55.4% of the July 27, 2013 backlog during the next twelve months. The increase in backlog is due in part to the incremental backlog resulting from businesses acquired in fiscal 2013.

Our backlog consists of the uncompleted portion of services to be performed under job-specific contracts and the estimated value of future services that we expect to provide under master service agreements and other contracts. Many of our contracts are multi-year agreements, and we include in our backlog the amount of services projected to be performed over the terms of the contracts based on our historical experience with customers and, more generally, our experience in procurements of this type. Revenue estimates included in our backlog can be subject to change as a result of project accelerations, cancellations or delays due to various factors, including but not limited to commercial issues and adverse weather. These factors can also cause revenue amounts to be realized in periods and at levels different than originally projected. In many instances, our customers are not contractually committed to procure specific volumes of services under a contract. Our estimates of a customer's requirements during a particular future period may prove to be inaccurate.

Backlog is considered a non-GAAP financial measure as defined by SEC Regulation G; however, it is a common measurement used in our industry. Our methodology for determining backlog may not be comparable to the methodologies used by others.

**Seasonality and Quarterly Fluctuations**

Our revenues exhibit seasonality as a significant portion of the work we perform is outdoors. Consequently, our operations are impacted by extended periods of inclement weather. Generally, inclement weather is more likely to occur during the winter season which falls during our second and third fiscal quarters. Also, a disproportionate percentage of total paid holidays fall within our second quarter, which decreases the number of available workdays. Additionally, our customer premise equipment installation activities for cable providers historically decrease around calendar year end holidays as their customers generally require less activity during this period. As a result, we may experience reduced revenue in the second or third quarters of our fiscal year.

In addition, we have experienced and expect to continue to experience quarterly variations in revenues and net income as a result of other factors, including:

- the timing and volume of customers' construction and maintenance projects, including possible delays as a result of material procurement;
- seasonal budgetary spending patterns of customers and the timing of their budget approvals;
- the commencement or termination of master service agreements and other long-term agreements with customers;
- costs incurred to support growth internally or through acquisitions;
- fluctuations in results of operations caused by acquisitions;
- fluctuations in the employer portion of payroll taxes as a result of reaching the limitation on payroll withholdings obligations;
- changes in mix of customers, contracts, and business activities;
- fluctuations in insurance expense due to changes in claims experience and actuarial assumptions;
- fluctuations in stock-based compensation expense as a result of performance criteria in performance-based share awards, as well as the timing and vesting period of all stock-based awards;
- fluctuations in incentive pay as a result of operating results;
- fluctuations in interest expense due to levels of debt and related borrowing costs;
- fluctuations in other income as a result of the timing and levels of capital assets sold during the period; and
- fluctuations in income tax expense due to levels of taxable earnings, the impact of non-deductible items and tax credits, and the impact of disqualifying dispositions of incentive stock option expenses.

Accordingly, operating results for any fiscal period are not necessarily indicative of results that may be achieved for any subsequent fiscal period.

**Recently Issued Accounting Pronouncements**

Refer to Note 1, *Accounting Policies*, of Notes to the Consolidated Financial Statements for a discussion of recent accounting standards and pronouncements.

**Item 7A.** ***Quantitative and Qualitative Disclosures About Market Risk.***

We are exposed to market risks related to interest rates on our cash and equivalents and our debt obligations. We monitor the effects of market changes on interest rates and manage interest rate risks by investing in short-term cash equivalents with market rates of interest and by maintaining a mix of fixed and variable rate debt obligations. A hypothetical 100 basis point increase in interest rates would result in an increase to annual earnings of approximately $0.2 million if our cash and equivalents held as of July 27, 2013 were to be fully invested in interest bearing financial instruments.

Our revolving credit facility permits borrowings at a variable rate of interest. On July 27, 2013, we had variable rate debt outstanding under the Credit Agreement of $49.0 million of revolver borrowings and a $121.9 million term loan. Interest related to the borrowings fluctuates based on LIBOR or the base rate of the bank administrative agent of the Credit Agreement. At the current level of borrowings, for every 50 basis point change in the interest rate, interest expense associated with such borrowings would correspondingly increase or decrease by approximately $0.9 million annually. Additionally, outstanding long-term debt on July 27, 2013 included $277.5 million of principal amount of the 2021 Notes, which bear a fixed rate of interest of 7.125%. Due to the fixed rate of interest on the notes, changes in interest rates would not have an impact on the related interest expense. The fair value of the outstanding notes was approximately $292.4 million on July 27, 2013, based on quoted market prices, as compared to $281.1 million carrying value (including debt premium of $3.6 million). There exists market risk sensitivity on the fair value of the fixed rate notes with respect to changes in interest rates. A hypothetical 50 basis point change in the market interest rates in effect would result in an increase or decrease in the fair value of the notes of approximately $8.4 million, calculated on a discounted cash flow basis.

We also have market risk for foreign currency exchange rates related to our operations in Canada. As of July 27, 2013, the market risk for foreign currency exchange rates was not significant as our operations in Canada have not been material.

**Item 8.** ***Financial Statements and Supplementary Data.***

## Index to Consolidated Financial Statements


| | Page |
|---|---|
| Consolidated Balance Sheets | 40 |
| Consolidated Statements of Operations | 41 |
| Consolidated Statements of Comprehensive Income | 42 |
| Consolidated Statements of Stockholders' Equity | 43 |
| Consolidated Statements of Cash Flows | 44 |
| Notes to the Consolidated Financial Statements | 46 |
| Report of Independent Registered Public Accounting Firm | 81 |

**DYCOM INDUSTRIES, INC. AND SUBSIDIARIES**
**CONSOLIDATED BALANCE SHEETS**
**JULY 27, 2013 AND JULY 28, 2012**

| | July 27, 2013 | July 28, 2012 |
|---|---|---|
| | (Dollars in thousands) | |
| **ASSETS** | | |
| CURRENT ASSETS: | | |
| Cash and equivalents | $ 18,607 | $ 52,581 |
| Accounts receivable, net | 252,202 | 141,788 |
| Costs and estimated earnings in excess of billings | 204,349 | 127,321 |
| Inventories | 35,999 | 26,274 |
| Deferred tax assets, net | 16,853 | 15,633 |
| Income taxes receivable | 2,516 | 4,884 |
| Other current assets | 10,608 | 8,466 |
| Total current assets | 541,134 | 376,947 |
| PROPERTY AND EQUIPMENT, NET | 202,703 | 158,247 |
| GOODWILL | 267,810 | 174,849 |
| INTANGIBLE ASSETS, NET | 125,275 | 49,773 |
| OTHER | 17,286 | 12,377 |
| TOTAL NON-CURRENT ASSETS | 613,074 | 395,246 |
| TOTAL ASSETS | $ 1,154,208 | $ 772,193 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| CURRENT LIABILITIES: | | |
| Accounts payable | $ 77,954 | $ 36,823 |
| Current portion of debt | 7,813 | 74 |
| Billings in excess of costs and estimated earnings | 13,788 | 1,522 |
| Accrued insurance claims | 29,069 | 25,218 |
| Other accrued liabilities | 71,191 | 50,926 |
| Total current liabilities | 199,815 | 114,563 |
| LONG-TERM DEBT (including debt premium of $3.6 million at July 27, 2013) | 444,169 | 187,500 |
| ACCRUED INSURANCE CLAIMS | 27,250 | 23,591 |
| DEFERRED TAX LIABILITIES, NET NON-CURRENT | 48,612 | 49,537 |
| OTHER LIABILITIES | 6,001 | 4,071 |
| Total liabilities | 725,847 | 379,262 |
| COMMITMENTS AND CONTINGENCIES, Notes 10, 11, and 18 | | |
| STOCKHOLDERS' EQUITY: | | |
| Preferred stock, par value $1.00 per share: 1,000,000 shares authorized: no shares issued and outstanding | — | — |
| Common stock, par value $0.33 1/3 per share: 150,000,000 shares authorized: 33,264,117 and 33,587,744 issued and outstanding, respectively | 11,088 | 11,196 |
| Additional paid-in capital | 115,205 | 114,820 |
| Accumulated other comprehensive income | 103 | 138 |
| Retained earnings | 301,965 | 266,777 |
| Total stockholders' equity | 428,361 | 392,931 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ 1,154,208 | $ 772,193 |

See notes to the consolidated financial statements.

## DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF OPERATIONS
## FOR THE YEARS ENDED JULY 27, 2013, JULY 28, 2012, AND JULY 30, 2011

| | 2013 | 2012 | 2011 |
|---|---|---|---|
| | (Dollars in thousands, except per share amounts) | | |
| REVENUES: | | | |
| Contract revenues | $ 1,608,612 | $ 1,201,119 | $ 1,035,868 |
| EXPENSES: | | | |
| Costs of earned revenues, excluding depreciation and amortization | 1,300,416 | 968,949 | 837,119 |
| General and administrative (including stock-based compensation expense of $9.9 million, $7.0 million, and $4.4 million, respectively) | 145,771 | 104,024 | 94,622 |
| Depreciation and amortization | 85,481 | 62,693 | 62,533 |
| Total | 1,531,668 | 1,135,666 | 994,274 |
| Interest expense, net | (23,334) | (16,717) | (15,911) |
| Loss on debt extinguishment | — | — | (8,295) |
| Other income, net | 4,589 | 15,825 | 11,096 |
| INCOME BEFORE INCOME TAXES | 58,199 | 64,561 | 28,484 |
| PROVISION (BENEFIT) FOR INCOME TAXES: | | | |
| Current | 25,281 | 15,309 | (2,351) |
| Deferred | (2,270) | 9,874 | 14,728 |
| Total | 23,011 | 25,183 | 12,377 |
| NET INCOME | $ 35,188 | $ 39,378 | $ 16,107 |
| EARNINGS PER COMMON SHARE: | | | |
| Basic earnings per common share | $ 1.07 | $ 1.17 | $ 0.46 |
| Diluted earnings per common share | $ 1.04 | $ 1.14 | $ 0.45 |
| SHARES USED IN COMPUTING EARNINGS PER COMMON SHARE: | | | |
| Basic | 33,012,595 | 33,653,055 | 35,306,900 |
| Diluted | 33,782,187 | 34,481,895 | 35,754,168 |

See notes to the consolidated financial statements.

## DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
## FOR THE YEARS ENDED JULY 27, 2013, JULY 28, 2012, AND JULY 30, 2011

| | 2013 | 2012 | 2011 |
|---|---|---|---|
| | | (Dollars in thousands) | |
| NET INCOME | $ 35,188 | $ 39,378 | $ 16,107 |
| Foreign currency translation (losses) gains | (35) | (161) | 130 |
| COMPREHENSIVE INCOME | $ 35,153 | $ 39,217 | $ 16,237 |

See notes to the consolidated financial statements.

## DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
## FOR THE YEARS ENDED JULY 27, 2013, JULY 28, 2012, AND JULY 30, 2011

| | Common Stock | | Additional Paid-in Capital | Accumulated Other Comprehensive Income | Retained Earnings | Total Equity |
|---|---|---|---|---|---|---|
| | Shares | Amount | | | | |
| | | | (Dollars in thousands, except shares) | | | |
| **Balances at July 31, 2010** | 38,656,190 | $ 12,885 | $ 170,209 | $ 169 | $ 211,292 | $ 394,555 |
| Stock options exercised | 153,841 | 51 | 1,270 | — | — | 1,321 |
| Non-cash stock-based compensation expense | — | — | 4,314 | — | — | 4,314 |
| Issuance of restricted stock, net of tax withholdings | 67,109 | 23 | (51) | — | — | (28) |
| Repurchase of common stock | (5,389,500) | (1,797) | (62,751) | — | — | (64,548) |
| Other comprehensive income | — | — | — | 130 | — | 130 |
| Net income | — | — | — | — | 16,107 | 16,107 |
| **Balances at July 30, 2011** | 33,487,640 | 11,162 | 112,991 | 299 | 227,399 | 351,851 |
| Stock options exercised | 617,103 | 206 | 6,284 | — | — | 6,490 |
| Non-cash stock-based compensation expense | 5,168 | 2 | 6,780 | — | — | 6,782 |
| Issuance of restricted stock, net of tax withholdings | 75,533 | 25 | (354) | — | — | (329) |
| Repurchase of common stock | (597,700) | (199) | (12,761) | — | — | (12,960) |
| Other comprehensive loss | — | — | — | (161) | — | (161) |
| Tax benefits from stock-based compensation | — | — | 1,880 | — | — | 1,880 |
| Net income | — | — | — | — | 39,378 | 39,378 |
| **Balances at July 28, 2012** | 33,587,744 | 11,196 | 114,820 | 138 | 266,777 | 392,931 |
| Stock options exercised | 544,162 | 181 | 5,072 | — | — | 5,253 |
| Non-cash stock-based compensation expense | 5,674 | 2 | 9,900 | — | — | 9,902 |
| Issuance of restricted stock, net of tax withholdings | 173,537 | 58 | (942) | — | — | (884) |
| Repurchase of common stock | (1,047,000) | (349) | (14,854) | — | — | (15,203) |
| Other comprehensive loss | — | — | — | (35) | — | (35) |
| Tax benefits from stock-based compensation | — | — | 1,209 | — | — | 1,209 |
| Net income | — | — | — | — | 35,188 | 35,188 |
| **Balances at July 27, 2013** | 33,264,117 | $ 11,088 | $ 115,205 | $ 103 | $ 301,965 | $ 428,361 |

See notes to the consolidated financial statements.

## DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF CASH FLOWS
## FOR THE YEARS ENDED JULY 27, 2013, JULY 28, 2012, AND JULY 30, 2011

| | 2013 | 2012 | 2011 |
|---|---|---|---|
| | (Dollars in thousands) | | |
| OPERATING ACTIVITIES: | | | |
| Net income | $ 35,188 | $ 39,378 | $ 16,107 |
| Adjustments to reconcile net income to net cash provided by operating activities, net of acquisitions: | | | |
| Depreciation and amortization | 85,481 | 62,693 | 62,533 |
| Bad debt expense (recovery), net | 139 | 186 | (23) |
| Gain on sale of fixed assets | (4,683) | (15,430) | (10,216) |
| Deferred income tax (benefit) provision | (2,270) | 9,874 | 14,728 |
| Stock-based compensation | 9,902 | 6,782 | 4,409 |
| Write-off of deferred financing costs | 321 | — | 2,337 |
| Amortization of premium on long-term debt | (218) | — | — |
| Amortization of debt issuance costs and other | 1,652 | 1,297 | 1,295 |
| Excess tax benefit from share-based awards | (1,283) | (1,625) | — |
| Other | 57 | (105) | 87 |
| Change in operating assets and liabilities: | | | |
| Accounts receivable, net | 3,625 | (3,421) | (21,665) |
| Costs and estimated earnings in excess of billings, net | (12,338) | (35,693) | (23,157) |
| Other current assets and inventory | (1,083) | (6,403) | (5,014) |
| Other assets | (31) | 62 | 617 |
| Income taxes receivable/payable | 5,994 | 5,747 | (5,025) |
| Accounts payable | (11,163) | 2,978 | 2,580 |
| Accrued liabilities, insurance claims, and other liabilities | (2,546) | (1,195) | 4,264 |
| Net cash provided by operating activities | 106,744 | 65,125 | 43,857 |
| INVESTING ACTIVITIES: | | | |
| Cash paid for acquisitions, net of cash acquired | (330,291) | — | (36,451) |
| Capital expenditures | (64,650) | (77,612) | (61,457) |
| Proceeds from sale of assets | 5,827 | 24,783 | 12,305 |
| Changes in restricted cash | 60 | 926 | 225 |
| Net cash used in investing activities | (389,054) | (51,903) | (85,378) |
| FINANCING ACTIVITIES: | | | |
| Proceeds from issuance of 7.125% senior subordinated notes due 2021 (including $3.8 million premium on fiscal 2013 issuance) | 93,825 | — | 187,500 |
| Proceeds from Term Loan on senior Credit Agreement | 125,000 | — | — |
| Proceeds from borrowings on senior Credit Agreement | 404,500 | — | — |
| Principal payments on senior Credit Agreement, including Term Loan | (358,625) | — | — |
| Purchase of 8.125% senior subordinated notes due 2015 | — | — | (135,350) |
| Debt issuance costs | (6,739) | — | (5,177) |
| Repurchases of common stock | (15,203) | (12,960) | (64,548) |
| Exercise of stock options and other | 5,253 | 6,490 | 1,321 |
| Restricted stock tax withholdings | (884) | (329) | (197) |
| Excess tax benefit from share-based awards | 1,283 | 1,625 | — |

**DYCOM INDUSTRIES, INC. AND SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**
**FOR THE YEARS ENDED JULY 27, 2013, JULY 28, 2012, AND JULY 30, 2011**

| | 2013 | 2012 | 2011 |
|---|---|---|---|
| Principal payments on capital lease obligations | (74) | (233) | (582) |
| Net cash provided by (used in) financing activities | 248,336 | (5,407) | (17,033) |
| Net (decrease) increase in cash and equivalents | (33,974) | 7,815 | (58,554) |
| CASH AND EQUIVALENTS AT BEGINNING OF PERIOD | 52,581 | 44,766 | 103,320 |
| CASH AND EQUIVALENTS AT END OF PERIOD | $ 18,607 | $ 52,581 | $ 44,766 |
| SUPPLEMENTAL DISCLOSURE OF OTHER CASH FLOW ACTIVITIES AND NON-CASH INVESTING AND FINANCING ACTIVITIES: | | | |
| Cash paid during the period for: | | | |
| Interest | $ 21,414 | $ 15,443 | $ 17,296 |
| Income taxes | $ 19,128 | $ 10,722 | $ 3,481 |
| Purchases of capital assets included in accounts payable or other accrued liabilities at period end | $ 13,639 | $ 4,593 | $ 10,173 |

See notes to the consolidated financial statements.

## NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

### *1. Accounting Policies*

*Basis of Presentation* – Dycom Industries, Inc. ("Dycom" or the "Company") is a leading provider of specialty contracting services throughout the United States and in Canada. These services include engineering, construction, maintenance and installation services to telecommunications providers, underground facility locating services to various utilities, including telecommunications providers, and other construction and maintenance services to electric and gas utilities and others.

The consolidated financial statements include the results of Dycom and its subsidiaries, all of which are wholly-owned. All intercompany accounts and transactions have been eliminated and the financial statements reflect all adjustments, consisting of only normal recurring accruals that are, in the opinion of management, necessary for a fair presentation of such statements. These financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC").

On December 3, 2012, the Company acquired substantially all of the telecommunications infrastructure service subsidiaries (the "Acquired Subsidiaries") of Quanta Services, Inc. Additionally, during the fourth quarter of fiscal 2013, the Company acquired Sage Telecommunications Corp of Colorado, LLC ("Sage") and certain assets of a tower construction and maintenance company. The results of operations of the businesses acquired are included in the accompanying consolidated financial statements from their respective dates of acquisition.

*Accounting Period* – The Company uses a fiscal year ending on the last Saturday in July.

*Use of Estimates* – The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the amounts reported therein and accompanying notes. For the Company, key estimates include: recognition of revenue for costs and estimated earnings under the percentage of completion method of accounting, allowance for doubtful accounts, the fair value of reporting units for goodwill impairment analysis, the assessment of impairment of intangibles and other long-lived assets, the purchase price allocations of businesses acquired, accrued insurance claims, income taxes, asset lives used in computing depreciation and amortization, stock-based compensation expense for performance-based stock awards, and accruals for contingencies, including legal matters. At the time they are made, the Company believes that such estimates are fair when considered in conjunction with the consolidated financial position and results of operations taken as a whole. However, actual results could differ from those estimates and such differences may be material to the financial statements.

*Revenue Recognition* – The Company recognizes revenues under the percentage of completion method of accounting using the units-of-delivery or cost-to-cost measures. A majority of the Company's contracts are based on units-of-delivery and revenue is recognized as each unit is completed. Revenues from contracts using the cost-to-cost measures of completion are recognized based on the ratio of contract costs incurred to date to total estimated contract costs. Revenues from services provided under time and materials based contracts are recognized when the services are performed. The current asset "Costs and estimated earnings in excess of billings" represents revenues recognized in excess of amounts billed. The current liability "Billings in excess of costs and estimated earnings" represents billings in excess of revenues recognized.

Application of the percentage of completion method of accounting requires the use of estimates of costs to be incurred for the performance of the contract. The cost estimation process is based on the knowledge and experience of the Company's project managers and financial professionals. Factors that the Company considers in estimating the work to be completed and ultimate contract recovery include the availability and productivity of labor, the nature and complexity of the work to be performed, the effect of change orders, the availability of materials, the effect of any delays in performance and the recoverability of any claims. Changes in job performance, job conditions, estimated profitability and final contract settlements may result in changes to costs and income and their effects are recognized in the period in which the revisions are determined. At the time a loss on a contract becomes known, the entire amount of the estimated ultimate loss is accrued.

*Cash and Equivalents* – Cash and equivalents primarily include balances on deposit in banks. The Company maintains substantially all of its cash and equivalents at financial institutions it believes to be of high credit quality. To date, the Company has not experienced any loss or lack of access to cash in its operating accounts.

*Restricted Cash* – As of July 27, 2013 and July 28, 2012, the Company had approximately $3.7 million in restricted cash which is held as collateral in support of the Company's insurance obligations. Restricted cash is included in other current assets and other assets in the consolidated balance sheets and changes in restricted cash are reported in cash flows used in investing activities in the consolidated statements of cash flows.

*Allowance for Doubtful Accounts* – The Company maintains an allowance for doubtful accounts for estimated losses resulting from the failure of its customers to make required payments. Management analyzes the collectability of accounts receivable balances each period. This analysis considers the aging of account balances, historical bad debt experience, changes in customer creditworthiness, current economic trends, customer payment activity and other relevant factors. Should any of these factors change, the estimates made by management may also change, which could affect the level of the Company's future provision for doubtful accounts.

*Inventories* – Inventories consist of materials and supplies used in the ordinary course of business and are carried at the lower of cost (using the first-in, first-out method) or market. Inventories also include certain job specific materials which are valued using the specific identification method. For contracts where the Company is required to supply part or all of the materials on behalf of the customer, the loss of the customer or declines in contract volumes could result in an impairment of the value of materials purchased.

*Property and Equipment* – Property and equipment are stated at cost and depreciated on a straight-line basis over their estimated useful lives (see Note 6, *Property and Equipment*, for the range of useful lives). Amortization of capital lease assets is included in depreciation expense. Maintenance and repairs are expensed as incurred and major improvements are capitalized. When assets are sold or retired, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in other income. Capitalized software is accounted for in accordance with Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") Topic 350-40, *Internal Use Software*. Capitalized software consists primarily of costs to purchase and develop internal-use software and is amortized over its useful life as a component of depreciation expense. Property and equipment includes internally developed capitalized computer software gross cost and net book value of $18.3 million and $11.6 million, respectively, as of July 27, 2013, and gross cost and net book value of $11.6 million and $7.4 million, respectively, as of July 28, 2012.

*Goodwill and Intangible Assets* – The Company accounts for goodwill in accordance with ASC Topic 350, *Intangibles-Goodwill and Other* ("ASC Topic 350"). The Company's reporting units goodwill and other related indefinite-lived intangible assets are assessed annually as of the first day of the fourth fiscal quarter of each year in accordance with ASC Topic 350 in order to determine whether their carrying value exceeds their fair value. In addition, they are tested on an interim basis if an event occurs or circumstances change between annual tests that would more likely than not reduce their fair value below carrying value. If the Company determines the fair value of goodwill or other indefinite-lived intangible assets is less than their carrying value as a result of the tests, an impairment loss is recognized. Impairment losses, if any, are reflected in operating income or loss in the consolidated statements of operations during the period incurred.

In accordance with ASC Topic 360, *Impairment or Disposal of Long-Lived Assets*, the Company reviews finite-lived intangible assets for impairment whenever an event occurs or circumstances change which indicates that the carrying amount of such assets may not be fully recoverable. Recoverability is determined based on an estimate of undiscounted future cash flows resulting from the use of an asset and its eventual disposition. An impairment loss is measured by comparing the fair value of the asset to its carrying value. If the Company determines the fair value of an asset is less than the carrying value, an impairment loss is incurred. Impairment losses, if any, are reflected in operating income or loss in the consolidated statements of operations during the period incurred.

The Company uses judgment in assessing if goodwill and intangible assets are impaired. Estimates of fair value are based on the Company's projection of revenues, operating costs, and cash flows taking into consideration historical and anticipated future results, general economic and market conditions, as well as the impact of planned business or operational strategies. To measure fair value, the Company employs a combination of present value techniques which reflect market factors. Changes in the Company's judgments and projections could result in significantly different estimates of fair value potentially resulting in additional impairments of goodwill and other intangible assets.

*Business Combinations* – The Company accounts for business combinations under the acquisition method of accounting. The purchase price of each acquired business is allocated to the tangible and intangible assets acquired and the liabilities assumed on the basis of their respective fair values on the date of acquisition. Any excess of the purchase price over the fair value of the separately identifiable assets acquired and the liabilities assumed is allocated to goodwill. The valuation of assets acquired and liabilities assumed requires a number of judgments and is subject to revision as additional information about the fair value of assets and liabilities becomes available. Additional information, which existed as of the acquisition date but at that time was unknown to the Company, may become known during the remainder of the measurement period, a period not to exceed twelve months from the acquisition date. Adjustments in the purchase price allocation may require a recasting of the amounts allocated to goodwill and intangible assets. In accordance with the acquisition method of accounting, acquisition costs are expensed as incurred.

*Long-Lived Tangible Assets* – The Company reviews long-lived tangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of an asset group and its eventual disposition. Measurement of an impairment loss is based on the fair value of the asset compared to its carrying value. Long-lived tangible assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

*Accrued Insurance Claims* – The Company retains the risk of loss, up to certain limits, for claims related to automobile liability, general liability, workers' compensation, employee group health, and locate damages. Locate damage claims result from property and other damages arising in connection with the Company's underground facility locating services. A liability for unpaid claims and the associated claim expenses, including incurred but not reported losses, is determined with the assistance of an actuary and reflected in the consolidated financial statements as accrued insurance claims. The liability for accrued claims and related accrued processing costs was $56.3 million and $48.8 million at July 27, 2013 and July 28, 2012, respectively, and included incurred but not reported losses of approximately $26.0 million and $22.3 million, respectively. Based on prior payment patterns for similar claims, the Company expects $29.1 million of the amount accrued at July 27, 2013 to be paid within the next twelve months.

The Company estimates the liability for claims based on facts, circumstances and historical evidence. When loss reserves are recorded they are not discounted, even though they will not be paid until sometime in the future. Factors affecting the determination of the expected cost for existing and incurred but not reported claims include, but are not limited to, the estimated number of future claims, the payment pattern of claims which have been incurred, changes in the medical condition of claimants, and other factors such as inflation, tort reform or other legislative changes, unfavorable jury decisions and court interpretations.

*Income Taxes* – The Company accounts for income taxes under the asset and liability method. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company records net deferred tax assets to the extent it believes these assets will more likely than not be realized. In making such determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations. In the event the Company determines that it would be able to realize its deferred income tax assets in the future in excess of their net recorded amount, it would make an adjustment to the valuation allowance, which would reduce the provision for income taxes.

ASC Topic 740, *Income Taxes* ("ASC Topic 740") prescribes a two-step process for the financial statement recognition and measurement of income tax positions taken or expected to be taken in an income tax return. The first step evaluates an income tax position in order to determine whether it is more likely than not that the position will be sustained upon examination, based on the technical merits of the position. The second step measures the benefit to be recognized in the financial statements for those income tax positions that meet the more likely than not recognition threshold. ASC Topic 740 also provides guidance on derecognition, classification, recognition and classification of interest and penalties, accounting in interim periods, disclosure and transition. Under ASC Topic 740, companies may recognize a previously unrecognized tax benefit if the tax position is effectively (as opposed to "ultimately") settled through examination, negotiation or litigation.

*Per Share Data* – Basic earnings per common share is computed based on the weighted average number of shares outstanding during the period, excluding unvested restricted share units. Diluted earnings per common share includes the weighted average common shares outstanding for the period and dilutive potential common shares, including unvested restricted share units. Performance vesting restricted share units are only included in diluted earnings per common share calculations for the period if all the necessary performance conditions are satisfied and their impact is dilutive. Common stock equivalents related to stock options are excluded from diluted earnings per common share calculations if their effect would be anti-dilutive.

*Stock-Based Compensation* – The Company's stock-based award programs are intended to attract, retain and reward talented employees, officers and directors, and to align stockholder and employee interests. Stock-based awards are granted by the Company under its 2012 Long-Term Incentive Plan ("2012 Plan"), 2003 Long-Term Incentive Plan ("2003 Plan"), and the 2007 Non-Employee Directors Equity Plan ("2007 Directors Plan" and, together with the 2012 Plan and 2003 Plan, the "Plans"). The Company also has several other plans, both expired and current, under which awards are outstanding but under which no further awards will be granted. The Company's policy is to issue new shares to satisfy equity awards under the Plans.

The Plans provide for the grants of a number of types of stock-based awards, including stock options, restricted shares, performance shares, restricted share units, performance share units ("Performance RSUs"), and stock appreciation rights. The total number of shares available for grant under the Plans as of July 27, 2013 was 2,033,272.

Compensation expense for stock-based awards is based on the fair value at the measurement date and is included in general and administrative expenses in the consolidated statements of operations. The fair value of stock option grants is estimated on the date of grant using the Black-Scholes option pricing model based on certain assumptions including: expected volatility based on the historical price of the Company's stock over the expected life of the option; the risk free rate of return based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option; the expected life based on the period of time the options are expected to be outstanding using historical data to estimate option exercise and employee termination; and dividend yield based on the Company's history and expectation of dividend payments. Stock options generally vest ratably over a four-year period and are exercisable over a period of up to ten years.

The fair value of time-based restricted share units ("RSUs") and Performance RSUs is estimated on the date of grant and is generally equal to the closing stock price on that date. RSUs vest ratably over a period of four years and are settled in one share of the Company's common stock on the vesting date. Performance RSUs vest over a three year period from the date of grant if certain performance goals are achieved. The performance targets are based on the Company's fiscal year operating earnings (adjusted for certain amounts) as a percentage of contract revenues and the Company's fiscal year operating cash flow level. For the fiscal 2013 performance period, the performance targets exclude amounts attributable to significant businesses acquired in fiscal 2013, including acquisition, financing, and other related costs of the businesses acquired. Additionally, the awards include three year performance goals having similar measures as the fiscal year targets which, if met, result in supplemental shares awarded. For Performance RSUs, the Company evaluates compensation expense quarterly and recognizes expense for performance-based awards only if management determines it is probable that the performance criteria for the awards will be met.

The total amount of stock-based compensation expense ultimately recognized is based on the number of awards that actually vest and fluctuates as a result of performance criteria for performance-based awards, as well as the vesting period of all stock-based awards. Accordingly, the amount of compensation expense recognized during any fiscal year may not be representative of future stock-based compensation expense. In accordance with ASC Topic 718, *Compensation – Stock Compensation*, compensation costs for performance-based awards are recognized over the requisite service period if it is probable that the performance goal will be satisfied. The Company uses its best judgment to determine probability of achieving the performance goals at each reporting period and recognizes compensation costs based on the estimate of the shares that are expected to vest.

*Fair Value of Financial Instruments* – ASC Topic 820, *Fair Value Measurements and Disclosures* ("ASC Topic 820") defines and establishes a measurement framework for fair value and expands disclosure requirements. ASC Topic 820 requires that assets and liabilities carried at fair value are classified and disclosed in one of the following three categories: (1) Level 1 – Quoted market prices in active markets for identical assets or liabilities; (2) Level 2 – Observable market-based inputs or unobservable inputs that are corroborated by market data; and (3) Level 3 – Unobservable inputs not corroborated by market data which require the reporting entity's own assumptions. The Company's financial instruments consist primarily of cash and equivalents, restricted cash, accounts and other receivables, income taxes receivable and payable, accounts payable and certain accrued expenses, and long-term debt. The carrying amounts of these items approximate fair value due to their short maturity, except for the Company's outstanding 7.125% senior subordinated notes due 2021 (the "2021 Notes") which are categorized as Level 2 as of July 27, 2013 and July 28, 2012, based on observable market-based inputs. See Note 10, *Debt,* for further information regarding the fair value of the 2021 Notes. The Company's cash and equivalents are categorized as Level 1 as of July 27, 2013 and July 28, 2012, based on quoted market prices in active markets for identical assets. During fiscal 2013 and 2012, the Company had no non-recurring fair value measurements of assets or liabilities subsequent to their initial recognition.

*Taxes Collected from Customers* – ASC Topic 605, *Taxes Collected from Customers and Remitted to Governmental Authorities*, addresses the income statement presentation of any tax collected from customers and remitted to a government authority and provides that the presentation of taxes on either a gross basis or a net basis in an accounting policy decision that should be disclosed. The Company's policy is to present contract revenues net of sales taxes.

*Segment Information* – The Company operates in one reportable segment as a specialty contractor, providing engineering, construction, maintenance and installation services to telecommunications providers, underground facility locating services to various utilities including telecommunications providers, and other construction and maintenance services to electric and gas utilities and others. All of the Company's operating segments have been aggregated into one reporting segment due to their similar economic characteristics, nature of services and production processes, type of customers, and service distribution methods. The Company's services are provided by its various subsidiaries throughout the United States and in Canada.

Revenues from services provided in Canada were approximately $13.0 million, $11.9 million, and $7.4 million during fiscal 2013, 2012, 2011, respectively. The Company had no material long-lived assets in the Canadian operations at July 27, 2013 or July 28, 2012.

**Recently Issued Accounting Pronouncements**

**Adoption of New Accounting Pronouncements**

In June 2011, the FASB issued Accounting Standards Update No. 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income* ("ASU 2011-05"). ASU 2011-05 requires the total of comprehensive income, the components of net income, and the components of other comprehensive income to be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 also requires entities to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income. The Company adopted ASU 2011-05 in fiscal 2013.

In February 2013, the FASB issued Accounting Standards Update No. 2013-02, *Comprehensive Income (Topic 220)* ("ASU 2013-02"), which does not change the requirements for reporting net income or other comprehensive income in financial statements under ASU 2011-05; however, the amendments require entities to report either on the income statement or in a footnote to the financial statements, the effects on earnings from items that are classified out of accumulated other comprehensive income. The Company adopted ASU 2013-02 in fiscal 2013. The adoption of this guidance did not have a material effect on the Company's consolidated financial statements.

In September 2011, the FASB issued Accounting Standards Update No. 2011-08, *Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment* ("ASU 2011-08"). ASU 2011-08 permits entities testing for goodwill impairment to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in ASC Topic 350. ASU 2011-08 does not change how goodwill is determined or assigned to reporting units, nor does it revise the requirement to assess goodwill at least annually for impairment. ASU 2011-08 is effective for goodwill impairment tests performed in interim and annual periods for fiscal years beginning after December 15, 2011. The Company adopted ASU 2011-08 in fiscal 2013. The adoption of this guidance did not have a material effect on the Company's consolidated financial statements.

**Accounting Standards Not Yet Adopted**

In July 2012, FASB issued Accounting Standards Update No. 2012-02, *Intangibles-Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment* ("ASU 2012-02"). ASU 2012-02 amends Topic 350 by establishing an optional two-step analysis for impairment testing of indefinite-lived intangibles other than goodwill. This update allows an entity the option to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test. Under that option, an entity no longer would be required to calculate the fair value of the intangible asset unless the entity determines, based on that qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012 and early adoption is permitted. The adoption of this guidance is not expected to have a material effect on the Company's consolidated financial statements.

In July 2013, the FASB issued Accounting Standards Update No. 2013-11, *Liabilities (Topic 405): Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists* ("ASU 2013-11"). ASU 2013-11 provides guidance on the financial statement presentation of unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The assessment of whether a deferred tax asset is available is based on the unrecognized tax benefit and deferred tax asset that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date. ASU 2013-11 is effective for annual and interim periods for fiscal years beginning after December 15, 2013. The Company is currently evaluating the potential impact of ASU 2013-11 on its consolidated financial statements.

*2. Computation of Earnings Per Common Share*

The following is a reconciliation of the numerator and denominator of the basic and diluted earnings per common share computation as required by ASC Topic 260, *Earnings Per Share*.

| | Fiscal Year Ended | | |
|---|---|---|---|
| | **2013** | **2012** | **2011** |
| | **(Dollars in thousands, except per share amounts)** | | |
| Net income available to common stockholders (numerator) | $ 35,188 | $ 39,378 | $ 16,107 |
| Weighted-average number of common shares (denominator) | 33,012,595 | 33,653,055 | 35,306,900 |
| Basic earnings per common share | $ 1.07 | $ 1.17 | $ 0.46 |
| Weighted-average number of common shares | 33,012,595 | 33,653,055 | 35,306,900 |
| Potential common stock arising from stock options, and unvested restricted share units | 769,592 | 828,840 | 447,268 |
| Total shares-diluted (denominator) | 33,782,187 | 34,481,895 | 35,754,168 |
| Diluted earnings per common share | $ 1.04 | $ 1.14 | $ 0.45 |
| Anti-dilutive weighted shares excluded from the calculation of earnings per share | 1,204,116 | 1,262,964 | 2,071,254 |

*3. Acquisitions*

On December 3, 2012, Dycom acquired substantially all of the telecommunications infrastructure services subsidiaries (Acquired Subsidiaries) of Quanta Services, Inc. for $275.0 million in cash plus an adjustment of approximately $40.4 million for working capital received in excess of a target amount and approximately $3.7 million for other specified items. The acquisition was funded through a combination of borrowings under a new $400 million credit facility and cash on hand. On December 12, 2012, Dycom's wholly-owned subsidiary, Dycom Investments, Inc., issued $90.0 million of 7.125% senior subordinated notes due 2021 and used the net proceeds to repay approximately $90.0 million of the credit facility borrowings. See Note 10, *Debt,* for further information regarding the Company's debt financing.

The Company recognized approximately $6.5 million of pre-tax acquisition costs during fiscal 2013 for this acquisition, which are included within general and administrative expenses in the Company's consolidated statements of operations. Additionally, the Company incurred approximately $3.4 million in pre-tax integration costs during fiscal 2013, which are also included within general and administrative expenses.

The Acquired Subsidiaries provide specialty contracting services, including engineering, construction, maintenance and installation services to telecommunications providers, and other construction and maintenance services to electric and gas utilities and others. Principal business facilities are located in Arizona, California, Florida, Georgia, Minnesota, New York, Pennsylvania, and Washington. On a combined basis, the businesses operate in 49 states serving over 300 individual customers. The Company believes that the acquisition strengthens its customer base, geographic scope and technical services offerings. In addition, it reinforces the Company's rural engineering and construction capabilities, wireless construction resources, and broadband construction competencies. The Company expects the acquisition to enhance the efficiency of the Company's operating scale.

During the fourth quarter of fiscal 2013, the Company acquired Sage Telecommunications Corp of Colorado, LLC ("Sage") and certain assets of a tower construction and maintenance company for a total of $11.3 million, net of cash acquired, in acquisition payments. The Company recognized approximately $0.2 million of pre-tax acquisition costs during fiscal 2013 for the acquisition of Sage, which are included within general and administrative expenses. Goodwill of $5.0 million resulting from these acquisitions is expected to be deductible for tax purposes. Sage provides telecommunications construction and project management services primarily for cable operators in the Western United States. These acquisitions were not included in the pro forma results below because they were not material to the Company.

The purchase prices of the businesses acquired have been allocated to the tangible and intangible assets acquired and the liabilities assumed on the basis of their fair values on the respective dates of acquisition. Purchase price in excess of fair value of the separately identifiable assets acquired and the liabilities assumed have been allocated to goodwill. Purchase price allocations are based on information regarding the fair value of assets acquired and liabilities assumed as of the dates of acquisition. Management determined the fair values used in the purchase price allocations for intangible assets based on historical data, estimated discounted future cash flows, contract backlog amounts, if applicable, and expected royalty rates for trademarks and trade names among other information. For the Acquired Subsidiaries, the fair values used in the purchase price allocation for intangible assets were determined with the assistance of an independent valuation specialist. The valuation of assets acquired and liabilities assumed requires a number of judgments and is subject to revision as additional information about the fair value of assets and liabilities becomes available. The allocation of the purchase price of the Acquired Subsidiaries was completed during the fourth quarter of fiscal 2013. Purchase price allocations of businesses acquired during the fourth quarter of fiscal 2013 are preliminary and will be completed during fiscal 2014 when the valuations for intangible assets and other amounts are finalized. Additional information, which existed as of the acquisition dates but at that time was unknown to the Company, may become known to the Company during the remainder of the measurement period, a period not to exceed twelve months from the acquisition date. Adjustments in the purchase price allocations may require a recasting of the amounts allocated to goodwill.

The purchase price of the Acquired Subsidiaries is allocated as follows and reflects the elimination of intercompany balances (dollars in millions):

| | | |
|---|---|---|
| **Assets** | | |
| Cash and equivalents | $ | 0.2 |
| Accounts receivable, net | | 112.2 |
| Costs and estimated earnings in excess of billings | | 61.5 |
| Inventories | | 9.0 |
| Other current assets | | 1.6 |
| Property and equipment | | 33.3 |
| Goodwill | | 87.9 |
| Intangibles - customer relationships | | 70.3 |
| Intangibles - backlog | | 15.3 |
| Intangibles - trade names | | 5.0 |
| Other assets | | 2.3 |
| Total assets | | 398.6 |
| **Liabilities** | | |
| Accounts payable | | 42.1 |
| Billings in excess of costs and estimated earnings | | 10.3 |
| Accrued and other liabilities | | 27.1 |
| Total liabilities | | 79.5 |
| **Net Assets Acquired** | $ | 319.1 |

Goodwill of $87.9 million and amortizing intangible assets of $90.6 million related to the acquisition is expected to be deductible for tax purposes. See Note 7, *Goodwill and Intangible Assets*, for further information on amortization and estimated useful lives of intangible assets acquired. During fiscal 2013, the Company made certain purchase accounting adjustments which increased aggregate goodwill and intangible assets approximately $0.6 million. The increase was primarily based on information obtained about facts and circumstances that existed as of the acquisition date, including the final working capital adjustment, and totaled $3.8 million. The remaining $3.2 million net change was related to the fair values assigned to property and equipment and other assets, including vehicle leases.

The results of operations of businesses acquired have been included in the consolidated statements of operations since the respective dates of acquisition. For fiscal 2013 the Acquired Subsidiaries earned revenues of $335.4 million, incurred intangible amortization expense of $14.3 million, and their net income since the date of acquisition, inclusive of charges allocated for management costs, was not material.

The following unaudited pro forma information presents the Company's consolidated results of operations as if the acquisition of the Acquired Subsidiaries had occurred on July 31, 2011, the first day of the Company's 2012 fiscal year. The pro forma results include certain adjustments, including depreciation and amortization expense based on the estimated fair value of the assets acquired, interest and debt amortization expense related to the Company's debt financing of the transaction, elimination of expenses charged by the seller to the businesses which will not continue after the acquisition date, and the income tax impact of these adjustments. Pro forma earnings for fiscal 2012 were adjusted to include $6.5 million of acquisition related costs as the pro forma information presents the consolidated results of operations as if the acquisition had occurred on July 31, 2011. Accordingly, the pro forma earnings for fiscal 2013 were adjusted to exclude these acquisition related costs. Additionally, pro forma earnings in fiscal 2013 and 2012 have been adjusted to reflect the impact of amortization and depreciation as if the acquisition had occurred on July 31, 2011. This includes the impact of amortization expense, including customer relationships and contract backlog which is being recognized on an accelerated basis related to the expected economic benefit, and depreciation expense which is recognized over the estimated useful lives of the related property and equipment. The unaudited pro forma information is not necessarily indicative of the results of operations of the combined companies had the acquisition occurred at the beginning of the periods presented nor is it indicative of future results.

| | Fiscal Year Ended | |
|---|---|---|
| | July 27, 2013 | July 28, 2012 |
| Pro forma contract revenues | $ 1,836,605 | $ 1,724,541 |
| Pro forma income before income taxes | $ 90,039 | $ 42,094 |
| Pro forma net income | $ 54,439 | $ 25,675 |
| Pro forma earnings per share: | | |
| Basic | $ 1.65 | $ 0.76 |
| Diluted | $ 1.61 | $ 0.74 |

### *4. Accounts Receivable*

Accounts receivable consists of the following:

| | July 27, 2013 | July 28, 2012 |
|---|---|---|
| | (Dollars in thousands) | |
| Contract billings | $ 239,498 | $ 136,610 |
| Retainage and other receivables | 12,833 | 5,448 |
| Total | 252,331 | 142,058 |
| Less: allowance for doubtful accounts | (129) | (270) |
| Accounts receivable, net | $ 252,202 | $ 141,788 |

As of July 27, 2013, the Company expected to collect all retainage balances within the next twelve months.

The allowance for doubtful accounts changed as follows:

| | Fiscal Year Ended | |
|---|---|---|
| | July 27, 2013 | July 28, 2012 |
| | (Dollars in thousands) | |
| Allowance for doubtful accounts at beginning of period | $ 270 | $ 368 |
| Bad debt expense, net | 139 | 186 |
| Amounts charged against the allowance | (280) | (284) |
| Allowance for doubtful accounts at end of period | $ 129 | $ 270 |

### *5. Costs and Estimated Earnings in Excess of Billings*

Costs and estimated earnings in excess of billings, net, consists of the following:

| | July 27, 2013 | July 28, 2012 |
|---|---|---|
| | (Dollars in thousands) | |
| Costs incurred on contracts in progress | $ 208,250 | $ 100,766 |
| Estimated to date earnings | 49,150 | 26,555 |
| Total costs and estimated earnings | 257,400 | 127,321 |
| Less: billings to date | (66,839) | (1,522) |
| | $ 190,561 | $ 125,799 |
| Included in the accompanying consolidated balance sheets under the captions: | | |
| Costs and estimated earnings in excess of billings | $ 204,349 | $ 127,321 |
| Billings in excess of costs and estimated earnings | (13,788) | (1,522) |
| | $ 190,561 | $ 125,799 |

The above amounts include revenue for services from contracts based both on the units-of-delivery and the cost-to-cost measures of the percentage of completion method. Additionally, the amounts above include the impact of amounts acquired on December 3, 2012 related to the Acquired Subsidiaries.

### *6. Property and Equipment*

Property and equipment consists of the following:

| | General Useful Lives | July 27, 2013 | July 28, 2012 |
|---|---|---|---|
| | (Years) | (Dollars in thousands) | |
| Land | — | $ 3,479 | $ 2,915 |
| Buildings | 10-35 | 11,449 | 10,630 |
| Leasehold improvements | 1-15 | 5,154 | 4,674 |
| Vehicles | 1-5 | 258,211 | 220,669 |
| Computer hardware and software | 3-10 | 64,191 | 57,965 |
| Office furniture and equipment | 2-7 | 7,915 | 5,552 |
| Equipment and machinery | 1-10 | 171,742 | 133,467 |
| Total | | 522,141 | 435,872 |
| Less: accumulated depreciation | | (319,438) | (277,625) |
| Property and equipment, net | | $ 202,703 | $ 158,247 |

Depreciation expense and repairs and maintenance were as follows:

| | Fiscal Year Ended | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| | (Dollars in thousands) | | |
| Depreciation expense | 64,756 | 56,187 | 55,727 |
| Repairs and maintenance expense | 19,408 | 15,623 | 15,130 |

*7. Goodwill and Intangible Assets*

***Goodwill***

The Company's goodwill balance was $267.8 million as of July 27, 2013 and $174.8 million as of both July 28, 2012 and July 30, 2011. Changes in the carrying amount of goodwill for fiscal 2013 are as follows:

| | | | Fiscal 2013 Changes | | |
|---|---|---|---|---|---|
| | As of July 30, 2011 | As of July 28, 2012 | Impairment Losses | Acquisitions | As of July 27, 2013 |
| | (Dollars in thousands) | | | | |
| Goodwill | $ 370,616 | $ 370,616 | $ — | $ 92,961 | $ 463,577 |
| Accumulated impairment losses | (195,767) | (195,767) | — | — | (195,767) |
| | $ 174,849 | $ 174,849 | $ — | $ 92,961 | $ 267,810 |

The carrying value of goodwill increased as a result of the Company's fiscal 2013 acquisitions. The Company's goodwill resides in multiple reporting units. The profitability of individual reporting units may suffer periodically from downturns in customer demand and other factors resulting from the cyclical nature of the Company's business, the high level of competition existing within the Company's industry, the concentration of the Company's revenues from a limited number of customers, and the level of overall economic activity. During times of slowing economic conditions, the Company's customers may reduce capital expenditures and defer or cancel pending projects. Individual reporting units may be relatively more impacted by these factors than the Company as a whole. As a result, demand for the services of one or more of the Company's reporting units could decline, resulting in an impairment of goodwill or intangible assets. The reporting units goodwill and other related indefinite-lived intangible assets are assessed annually as of the first day of the fourth fiscal quarter of each year in accordance with ASC Topic 350, *Intangibles – Goodwill and Other*, in order to determine whether their carrying value exceeds their fair value. The inputs used for fair value measurements of the reporting units and other related indefinite-lived intangible assets are the lowest level (Level 3) inputs.

The Company performed its annual impairment assessment as of the first day of the fourth quarter of each of fiscal 2013, 2012 and 2011 and concluded that no impairment of goodwill or the indefinite-lived intangible asset was indicated at any reporting unit in each of fiscal 2013, 2012 and 2011. During fiscal 2013, the Company performed qualitative assessments on reporting units that comprise less than 30% of its consolidated goodwill balance. The qualitative assessments indicated that it was more likely than not that the fair value exceeded carrying value for those reporting units. For the remaining reporting units, the Company performed the first step of the quantitative analysis described in ASC Topic 350. The key valuation assumptions contributing to the fair value estimates of the Company's reporting units were (a) a discount rate based on the Company's best estimate of the weighted average cost of capital adjusted for risks associated with the reporting units; (b) terminal value based on terminal growth rates; and (c) seven expected years of cash flow before the terminal value for each annual test. The table below outlines the key assumptions in each of the Company's fiscal 2013, 2012 and 2011 annual quantitative impairment analyses:

| | 2013 | 2012 | 2011 |
|---|---|---|---|
| Terminal Growth Rate Range | 1.5% - 2.5% | 1.5% - 3% | 1.5% - 3% |
| Discount Rate | 11.5% | 13.0% | 13.5% |

The discount rate reflects risks inherent within each reporting unit operating individually, which is greater than the risks inherent in the Company as a whole. The decreases in discount rates in both fiscal 2013 and fiscal 2012 are a result of reduced risk relative to industry conditions and a lower interest rate environment at the time of the analysis. The Company believes the assumptions used in the impairment analysis each year are reflective of the risks inherent in the business models of its reporting units and within its industry.

For businesses acquired in fiscal 2013, there were no significant changes in forecast assumptions between the initial valuation date and the annual impairment analysis. As a result, the estimated fair values determined during the fiscal 2013 annual impairment analysis approximated the reporting units' carrying values. Excluding these businesses, if the discount rate applied in the fiscal 2013 impairment analysis had been 100 basis points higher than estimated for each reporting unit and all other assumptions were held constant, the conclusion would remain unchanged and there would be no impairment of goodwill or the indefinite-lived intangible asset.

The UtiliQuest reporting unit, having a goodwill balance of approximately $35.6 million and an indefinite-lived trade name of $4.7 million, has been at lower operating levels as compared to historical levels. The fair value of the UtiliQuest reporting unit exceeds its carrying value by approximately 20%. The UtiliQuest reporting unit provides services to a broad range of customers, including utilities and telecommunication providers. These services are required prior to underground excavation and are influenced by overall economic activity, including construction activity. The goodwill balance of this reporting unit may have an increased likelihood of impairment if a downturn in customer demand were to occur, or if the reporting unit were not able to execute against customer opportunities, and the long-term outlook for their cash flows were adversely impacted. Furthermore, changes in the long-term outlook for this reporting unit may result in changes to other valuation assumptions. As of July 27, 2013, the Company believes the goodwill is recoverable for all of its reporting units; however, there can be no assurances that the goodwill will not be impaired in future periods.

Current operating results, including any losses, are evaluated by the Company in the assessment of goodwill and other intangible assets. The estimates and assumptions used in assessing the fair value of the reporting units and the valuation of the underlying assets and liabilities are inherently subject to significant uncertainties. Changes in judgments and estimates could result in a significantly different estimate of the fair value of the reporting units and could result in impairments of goodwill or intangible assets at additional reporting units. Additionally, adverse conditions in the economy and future volatility in the equity and credit markets could impact the valuation of the Company's reporting units. The Company can provide no assurances that, if such conditions occur, they will not trigger impairments of goodwill or other intangible assets in future periods.

***Intangible Assets***

The Company's intangible assets consist of the following:

| | Weighted Average Remaining Useful Lives | July 27, 2013 | July 28, 2012 |
|---|---|---|---|
| | (Years) | (Dollars in thousands) | |
| *Carrying amount:* | | | |
| Customer relationships | 12.4 | $ 164,497 | $ 89,145 |
| Contract backlog | 2.3 | 15,285 | — |
| Trade names | 5.1 | 8,200 | 2,860 |
| UtiliQuest trade name | — | 4,700 | 4,700 |
| Non-compete agreements | 4.3 | 400 | 150 |
| | | 193,082 | 96,855 |
| *Accumulated amortization:* | | | |
| Customer relationships | | 56,219 | 45,852 |
| Contract backlog | | 9,433 | — |
| Trade names | | 2,071 | 1,182 |
| Non-compete agreements | | 84 | 48 |
| Net Intangible Assets | | $ 125,275 | $ 49,773 |

Amortization of the Company's intangible assets of customer relationships and contract backlog is recognized on an accelerated basis related to the expected economic benefit. As a result, the weighted average remaining useful lives for these intangible assets is not representative of the average period in which the amortization expense will be recognized. Amortization for the Company's other finite-lived intangibles is recognized on a straight-line basis over the estimated useful life of the intangible asset.

The carrying amount of customer relationships, contract backlog, trade names and non-compete agreements increased $75.4 million, $15.3 million, $5.3 million, and $0.3 million, respectively, during fiscal 2013 as a result of the businesses acquired in fiscal 2013. The acquired customer relationships, contract backlog, trade names, and non-compete agreements have been assigned estimated useful lives of 15 years, 1-4 years (based on remaining contract terms), 5 years, and 5 years, respectively. Amortization expense for finite-lived intangible assets for fiscal 2013, 2012 and 2011 was $20.7 million, $6.5 million, and $6.8 million, respectively.

Estimated total amortization expense for each of the five succeeding fiscal years is as follows (including amortization for the newly acquired businesses based on the purchase price allocations as of July 27, 2013):

| Period | Amount |
|---|---|
| | (Dollars in thousands) |
| 2014 | $18,125 |
| 2015 | $15,035 |
| 2016 | $14,315 |
| 2017 | $12,893 |
| 2018 | $10,705 |
| Thereafter | $49,502 |

As of July 27, 2013, the Company believes that the carrying amounts of the intangible assets are recoverable. However, if adverse events were to occur or circumstances were to change indicating that the carrying amount of such assets may not be fully recoverable, the assets would be reviewed for impairment and the assets could be impaired.

***8. Accrued Insurance Claims***

The Company retains the risk of loss, up to certain limits, for claims relating to automobile liability, general liability, workers' compensation, employee group health, and locate damages. With regard to losses occurring in fiscal 2011 through fiscal 2013, the Company retains the risk of loss up to $1.0 million on a per occurrence basis for automobile liability, general liability and workers' compensation. The Company has maintained this same level of retention for fiscal 2014. These retention amounts are applicable to all of the states in which the Company operates, except with respect to workers' compensation insurance in three states in which the Company participates in a state-sponsored insurance fund. Aggregate stop loss coverage for automobile liability, general liability and workers' compensation claims is $52.5 million for fiscal 2013 and $56.3 million for fiscal 2014. Quanta Services, Inc. has retained the risk of loss for insured claims of the Acquired Subsidiaries outstanding, or incurred but not reported, as of the date of acquisition.

For losses under the Company's employee health plan, the Company is party to a stop-loss agreement under which it retains the risk of loss, on an annual basis, of the first $250,000 of claims per participant. In addition, the Company retains the risk of loss for the first $550,000 of claim amounts that aggregate across all participants having claims that exceed $250,000.

Accrued insurance claims consist of the following:

| | July 27, 2013 | July 28, 2012 |
|---|---|---|
| | (Dollars in thousands) | |
| Amounts expected to be paid within one year: | | |
| Accrued auto, general liability and workers' compensation | $ 19,328 | $ 16,514 |
| Accrued employee group health | 3,710 | 2,867 |
| Accrued damage claims | 6,031 | 5,837 |
| | 29,069 | 25,218 |
| Amounts expected to be paid beyond one year: | | |
| Accrued auto, general liability and workers' compensation | 25,245 | 21,423 |
| Accrued damage claims | 2,005 | 2,168 |
| | 27,250 | 23,591 |
| Total accrued insurance claims | $ 56,319 | $ 48,809 |

### *9. Other Accrued Liabilities*

Other accrued liabilities consist of the following:

| | July 27, 2013 | July 28, 2012 |
|---|---|---|
| | (Dollars in thousands) | |
| Accrued payroll and related taxes | $ 19,940 | $ 19,248 |
| Accrued employee benefit and incentive plan costs | 15,325 | 12,488 |
| Accrued construction costs | 20,883 | 11,515 |
| Other current liabilities | 15,043 | 7,675 |
| Total other accrued liabilities | $ 71,191 | $ 50,926 |

Other current liabilities within the above table includes income taxes payable of $2.3 million as of July 27, 2013.

### *10. Debt*

The Company's outstanding indebtedness consists of the following:

| | July 27, 2013 | July 28, 2012 |
|---|---|---|
| | (Dollars in thousands) | |
| Borrowings on senior Credit Agreement (matures December 2017) | $ 49,000 | $ — |
| Senior Credit Agreement Term Loan (matures December 2017) | 121,875 | — |
| 7.125% senior subordinated notes due 2021 | 277,500 | 187,500 |
| Long-term debt premium on 7.125% senior subordinated notes due 2021 | 3,607 | — |
| Capital leases | — | 74 |
| | 451,982 | 187,574 |
| Less: current portion | (7,813) | (74) |
| Long-term debt | $ 444,169 | $ 187,500 |

#### *Senior Subordinated Notes Due 2021*

On July 28, 2012, Dycom Investments, Inc. (the "Issuer"), a wholly-owned subsidiary of the Company, had outstanding an aggregate principal amount of $187.5 million of 7.125% senior subordinated notes due 2021 that were issued under an indenture dated January 21, 2011 (the "Indenture"). On December 12, 2012, an additional $90.0 million in aggregate principal amount of 7.125% senior subordinated notes due 2021 were issued under the Indenture at 104.25% of the principal amount. The resulting debt premium of $3.8 million is being amortized to interest expense over the remaining term of the notes, and was $3.6 million as of July 27, 2013. The net proceeds of this issuance were used to repay a portion of the borrowings under the Company's new credit facility. Holders of all $277.5 million aggregate principal amount of the senior subordinated notes (the "2021 Notes") vote as one series under the Indenture.

The 2021 Notes are guaranteed by Dycom and substantially all of the Company's subsidiaries. The Indenture contains covenants that limit, among other things, the ability of the Company and its subsidiaries to incur additional debt and issue preferred stock, make certain restricted payments, consummate specified asset sales, enter into transactions with affiliates, incur liens, impose restrictions on the ability of the Company's subsidiaries to pay dividends or make payments to the Company and its restricted subsidiaries, merge or consolidate with another person, and dispose of all or substantially all of its assets.

The Company determined that the fair value of the 2021 Notes was approximately $292.4 million, on July 27, 2013, based on quoted market prices, as compared to a $281.1 million carrying value (including debt premium of $3.6 million). As of July 28, 2012, the fair value of the 2021 Notes was $192.0 million as compared to a carrying value of $187.5 million.

***Senior Credit Agreement***

On December 3, 2012 Dycom Industries, Inc. and certain of its subsidiaries entered into a new, five-year credit agreement (the "Credit Agreement") with various lenders. The Credit Agreement matures in December 2017 and provides for a $125 million term loan (the "Term Loan") and a $275 million revolving facility. The Credit Agreement contains a sublimit of $150 million for the issuance of letters of credit. Subject to certain conditions, the Credit Agreement provides for the ability to enter into one or more incremental facilities, either by increasing the revolving commitments under the Credit Agreement and/or in the form of term loans, in an aggregate amount not to exceed $100 million. Borrowings under the Credit Agreement can be used to refinance certain indebtedness, to provide general working capital, and for other general corporate purposes. The Company used borrowings under the Credit Agreement in connection with the acquisition of businesses acquired during fiscal 2013, including the Acquired Subsidiaries.

The Credit Agreement replaced Dycom's prior credit agreement, dated as of June 4, 2010, which was due to expire in June 2015. At the time of termination, there were no outstanding borrowings and all outstanding letters of credit were transferred to the Credit Agreement. Dycom did not incur any material early termination penalties in connection with the termination of the prior credit agreement. The Company recognized $0.3 million in write-off of deferred financing costs during the second quarter of fiscal 2013 in connection with the replacement of the prior credit agreement.

Borrowings under the Credit Agreement (other than Swingline Loans (as defined in the Credit Agreement)) bear interest at a rate equal to either (a) the administrative agent's base rate, described in the Credit Agreement as the highest of (i) the administrative agent's prime rate, (ii) the Federal Funds Rate plus 0.50%, and (iii) a floating rate of interest equal to one month LIBOR plus 1.00%, or (b) the Eurodollar Rate, plus, in each case, an applicable margin based upon Dycom's consolidated leverage ratio. Swingline Loans bear interest at a rate equal to the administrative agent's base rate plus a margin based upon Dycom's consolidated leverage ratio. As of July 27, 2013, borrowings are eligible for a margin of 1.0% for borrowings based on the administrative agent's base rate and 2.0% for borrowings based on the Eurodollar Rate. Borrowings under the Credit Agreement are guaranteed by substantially all of Dycom's subsidiaries and secured by the stock of each wholly-owned, domestic subsidiary (subject to specified exceptions). The Company incurs fees under the Credit Agreement for the unutilized commitments at rates that range from 0.25% to 0.40% per annum, fees for outstanding standby letters of credit at rates that range from 1.50% to 2.25% per annum and fees for outstanding commercial letters of credit at rates that range from 0.75% to 1.125% per annum, in each case based on the Company's consolidated leverage ratio. As of July 27, 2013, $49.0 million of outstanding borrowings (and the Term Loan) were based on the Eurodollar Rate at a rate per annum of 2.19%. Unutilized commitments and outstanding standby letters of credit were at rates per annum of 0.35% and 2.0%, respectively.

The Credit Agreement contains affirmative and negative covenants which are customary for similar credit agreements, including, without limitation, limitations on Dycom and its subsidiaries with respect to indebtedness, liens, investments, distributions, mergers and acquisitions, disposition of assets, sale-leaseback transactions, transactions with affiliates and capital expenditures. The Credit Agreement contains financial covenants which require Dycom to (i) maintain a consolidated leverage ratio of not greater than (a) 3.50 to 1.00 for fiscal quarters ending July 27, 2013 through April 26, 2014, (b) 3.25 to 1.00 for fiscal quarters ending July 26, 2014 through April 25, 2015 and (c) 3.00 to 1.00 for fiscal quarters ending July 25, 2015 and each fiscal quarter thereafter, as measured on a trailing four-quarter basis at the end of each fiscal quarter, and (ii) maintain a consolidated interest coverage ratio of not less than 3.00 to 1.00, as measured at the end of each fiscal quarter.

The Term Loan is subject to annual amortization payable in equal quarterly installments of principal. Contractual maturities on the Company's outstanding indebtedness, including the Term Loan and excluding issue premium, as of July 27, 2013 is as follows:

| Period | Amount |
|---|---|
| | (Dollars in thousands) |
| 2014 | $7,813 |
| 2015 | $10,938 |
| 2016 | $14,062 |
| 2017 | $17,187 |
| 2018 | $120,875 |
| Thereafter | $277,500 |

On July 27, 2013 and July 28, 2012, the Company had $46.7 million and $38.5 million, respectively, of outstanding letters of credit issued under the Credit Agreement and prior credit agreement, respectively. The outstanding letters of credit are issued as part of the Company's insurance program. At July 27, 2013 and July 28, 2012, the Company was in compliance with the financial covenants of the applicable credit agreement and had additional borrowing availability of $179.3 million and $186.5 million, respectively, as determined by the most restrictive covenants of the applicable agreement.

### *11. Income Taxes*

The Company accounts for income taxes under the asset and liability method. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. The Company's effective income tax rate differs from the statutory rate for the tax jurisdictions where it operates primarily as the result of the impact of non-deductible and non-taxable items and tax credits recognized in relation to pre-tax results. Measurement of certain aspects of the Company's tax positions are based on interpretations of tax regulations, federal and state case law and the applicable statutes.

The components of the provision for income taxes are as follows:

| | Fiscal Year Ended | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| | | (Dollars in thousands) | |
| Current: | | | |
| Federal | $ 22,173 | $ 11,263 | $ (3,116) |
| Foreign | 406 | 568 | — |
| State | 2,702 | 3,478 | 765 |
| | 25,281 | 15,309 | (2,351) |
| Deferred: | | | |
| Federal | (2,866) | 9,392 | 14,375 |
| Foreign | 6 | 49 | 107 |
| State | 590 | 433 | 246 |
| | (2,270) | 9,874 | 14,728 |
| Total Tax Provision | $ 23,011 | $ 25,183 | $ 12,377 |

Substantially all of the Company's pre-tax income is from operations in the United States. There were immaterial amounts of pre-tax income related to foreign operations for fiscal 2013, 2012, and 2011.

The deferred tax provision represents the change in the deferred tax assets and the liabilities representing the tax consequences of changes in the amount of temporary differences and changes in tax rates during the year. The significant components of deferred tax assets and liabilities are comprised of the following:

| | July 27, 2013 | July 28, 2012 |
|---|---|---|
| | (Dollars in thousands) | |
| Deferred tax assets: | | |
| Insurance and other reserves | $ 23,089 | $ 22,014 |
| Allowance for doubtful accounts and reserves | 427 | 484 |
| Net operating loss carryforwards | 1,183 | 1,473 |
| Stock-based compensation | 4,231 | 2,705 |
| Other | 1,800 | 1,673 |
| Total deferred tax assets | 30,730 | 28,349 |
| Valuation allowance | (1,788) | (1,696) |
| Deferred tax assets, net of valuation allowance | $ 28,942 | $ 26,653 |
| Deferred tax liabilities: | | |
| Property and equipment | $ 36,491 | $ 35,832 |
| Goodwill and intangibles | 23,498 | 24,039 |
| Other | 712 | 686 |
| Deferred tax liabilities | $ 60,701 | $ 60,557 |
| Net deferred tax liabilities | $ (31,759) | $ (33,904) |

The above valuation allowance reduces the deferred tax asset balances to the amount that the Company has determined is more likely than not to be realized. Prior to fiscal 2009, the Company incurred non-cash impairment charges on an investment for financial statement purposes and recorded a deferred tax asset reflecting the tax benefits of those impairment charges. During the first quarter of fiscal 2010, the investment became impaired for tax purposes and the Company determined that it was more likely than not that the associated tax benefit would not be realized prior to its eventual expiration. Accordingly, the Company recognized a non-cash income tax charge of $1.1 million for a valuation allowance of the associated deferred tax asset during fiscal 2010. During fiscal 2012, the Company was able to utilize approximately $0.3 million of the underlying tax asset. As a result, there is $0.8 million remaining in the valuation allowance related to the investment as of July 27, 2013. As of July 27, 2013, the Company had immaterial state net operating loss carryforwards, which generally begin to expire in fiscal 2022.

The difference between the total tax provision and the amount computed by applying the statutory federal income tax rates to pre-tax income is as follows:

| | Fiscal Year Ended | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| | (Dollars in thousands) | | |
| Statutory rate applied to pre-tax income | $ 20,370 | $ 22,600 | $ 9,970 |
| State taxes, net of federal tax benefit | 2,271 | 2,766 | 659 |
| Non-deductible and non-taxable items | 366 | 208 | 1,517 |
| Change in accruals for uncertain tax positions | 153 | 93 | 53 |
| Valuation allowance of deferred tax asset | — | (313) | — |
| Other items, net | (149) | (171) | 178 |
| Total tax provision | $ 23,011 | $ 25,183 | $ 12,377 |

The Company files income tax returns in the U.S. federal jurisdiction, multiple state jurisdictions and in Canada. With limited exceptions, the Company is no longer subject to U.S. federal and most state and local income tax examinations for fiscal years ended 2009 and prior. The Company believes its provision for income taxes is adequate; however, any significant assessment could affect the Company's results of operations and cash flows. During fiscal 2012 the Company was notified by the Internal Revenue Service ("IRS") that its federal income tax return for a recent period was selected for examination. The IRS completed its examination during the fourth quarter of fiscal 2013. The Company received a "no change" letter as a result of this examination as the IRS did not propose any adjustments.

In the normal course of business, tax positions exist for which the ultimate outcome is uncertain. The Company establishes reserves against some or all of the tax benefit of the Company's tax positions at the time the Company determines that the ultimate outcome becomes uncertain. For purposes of evaluating whether a tax position is uncertain, management presumes the tax position will be examined by the relevant taxing authority; the technical merits of a tax position are derived from authorities in the tax law and their applicability to the facts and circumstances of the tax position; and each tax position is evaluated without consideration of the possibility of offset or aggregation with other tax positions taken. A number of years may elapse before a particular uncertain tax position is audited and finally resolved or when a tax assessment is raised. The number of years subject to tax assessments varies depending on the tax jurisdiction. The tax benefit that has been previously reserved because of a failure to meet the "more likely than not" recognition threshold would be recognized in the Company's income tax expense in the first interim period when the uncertainty disappears, when the matter is effectively settled, or when the applicable statue of limitations expires.

A summary of unrecognized tax benefits is as follows:

| | Fiscal Year Ended | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| | (Dollars in thousands) | | |
| Balance at beginning of year | $ 2,194 | $ 2,054 | $ 1,977 |
| Additions based on tax positions related to the fiscal year | 155 | 154 | 226 |
| Additions based on tax positions related to prior years | 19 | 6 | 36 |
| Reductions related to the expiration of statues of limitation | (20) | (20) | (185) |
| Balance at end of year | $ 2,348 | $ 2,194 | $ 2,054 |

As of July 27, 2013 and July 28, 2012, the Company had total unrecognized tax benefits of $2.3 million and $2.2 million, respectively, which would reduce the Company's effective tax rate during future periods if it is subsequently determined that those liabilities were not required. The Company had approximately $0.8 million and $0.6 million, respectively, for the payment of interest and penalties accrued at both July 27, 2013 and July 28, 2012. The Company recognizes interest related to unrecognized tax benefits in interest expense and penalties in general and administrative expenses. Interest expense related to unrecognized tax benefits was immaterial for each of fiscal 2013, 2012, and 2011.

***12. Other Income, Net***

The components of other income, net, are as follows:

| | Fiscal Year Ended | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| | (Dollars in thousands) | | |
| Gain on sale of fixed assets | $ 4,683 | $ 15,430 | $ 10,216 |
| Miscellaneous (expense) income, net | (94) | 395 | 880 |
| Total other income, net | $ 4,589 | $ 15,825 | $ 11,096 |

Included within miscellaneous expense above is $0.3 million in write-off of deferred financing costs recognized in connection with the replacement of the Company's prior credit agreement in fiscal 2013. See Note 10, *Debt*, for further information regarding the Company's debt financing.

### *13. Employee Benefit Plans*

The Company sponsors a defined contribution plan that provides retirement benefits to eligible employees who elect to participate. Under the plan, participating employees may defer up to 15% of their base pre-tax compensation. The Company contributes 30% of the first 5% of base compensation that a participant contributes to the plan. The Company's contributions were $1.6 million, $1.2 million, and $1.0 million in fiscal 2013, 2012, and 2011 respectively. In addition, in connection with the businesses acquired in fiscal 2013, the Company assumed the obligation to make future contributions under an employee benefit plan in effect for certain hourly employees. Contributions for fiscal 2013 under this plan were $0.8 million.

The Company contributes to several multiemployer defined benefit pension plans under the terms of collective bargaining agreements ("CBA") that cover certain employees represented by unions.

The risks of participating in a multiemployer plan are different from single-employer plans in the following aspects:

- assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers;
- if a participating employer stops contributing to the plan, the unfunded obligations of the plan may be inherited by the remaining participating employers; and
- if the Company stops participating in the multiemployer plan or ceases to have an obligation to contribute to the plan, the Company may be required to pay the plan an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

The information available to the Company about the multiemployer plans in which it participates, whether via request to the plan or publicly available, is generally dated due to the nature of the reporting cycle of multiemployer plans and legal requirements under the Employee Retirement Income Security Act ("ERISA") as amended by the Multiemployer Pension Plan Amendments Act ("MPPAA"). Based upon these plans' most recently available annual reports, the Company's contribution to each of the plans was less than 5% of each such plans total contributions. The Pension, Hospitalization and Benefit Plan of the Electrical Industry - Pension Trust Fund ("the Plan") was considered individually significant and is presented separately below. All other plans are presented in the aggregate.

| | | PPA Zone Status (a) | | | Company Contributions (in thousands) | | | | |
|---|---|---|---|---|---|---|---|---|---|
| **Fund** | **EIN** | **2012** | **2011** | **FIP/RP Status (b)** | **2013** | **2012** | **2011** | **Surcharge Imposed** | **Expiration Date of CBA** |
| The Plan | 13-6123601 | Green | Green | No | $ 2,962 | $2,882 | $ 3,811 | No | 05/05/2016 |
| Other Plans (c) | | | | | 243 | — | — | | various |
| Total Contributions | | | | | $ 3,205 | $2,882 | $ 3,811 | | |

(a) The most recent Pension Protection Act (the "PPA") zone status was provided by the Plan for Plan years ending 2012, and 2011 respectively. The zone status is based on information that the Company received from the Plan and is certified by the Plan's actuary. Generally, plans in the red zone are less that 65% funded, plans in the yellow zone are between 65% and 80% funded, and plans in the green zone are at least 80% funded.

(b) The "FIR/RP Status" column indicates plans for which a financial improvement plan (FIP) or rehabilitation plan (RP), as required by the Internal Revenue Code, is either pending or has been implemented.

(c) As a result of the acquisition of the Acquired Subsidiaries, the Company contributes to various multiemployer plans for employees of certain of the Acquired Subsidiaries. Contribution requirements to these multiemployer plans are specified in the applicable collective bargaining agreements, and are typically assessed on a pay-as-you-go basis based on union employee payrolls, which vary depending on location and union resources needed in connection with certain projects.

The Company has not incurred withdrawal liabilities related to the plans as of July 27, 2013.

### *14. Capital Stock*

During fiscal 2013, 2012 and 2011, the Company made the following repurchases under its share repurchase programs:

| Fiscal Year Ended | Number of Shares Repurchased | | Total Consideration (Dollars in thousands) | | Average Price Per Share |
|---|---|---|---|---|---|
| July 30, 2011 | 5,389,500 | $ | 64,548 | $ | 11.98 |
| July 28, 2012 | 597,700 | $ | 12,960 | $ | 21.68 |
| July 27, 2013 | 1,047,000 | $ | 15,203 | $ | 14.52 |

All shares repurchased have been subsequently canceled. As of July 27, 2013, approximately $22.8 million of the $40.0 million authorized on March 15, 2012 remained authorized for repurchases through September 15, 2013. On August 27, 2013, the Company announced that its Board of Directors had authorized $40.0 million to repurchase shares of the Company's outstanding common stock to be made over the next eighteen months in open market or private transactions. The repurchase authorization replaces the Company's previous repurchase authorization described above. As of September 12, 2013, the full $40.0 million remained authorized for repurchase.

### *15. Stock-Based Awards*

The Company has certain stock-based compensation plans which provide for the grants of equity awards, including stock options, restricted shares, performance shares, restricted share units, performance share units ("Performance RSUs") and stock appreciation rights.

On November 20, 2012, the shareholders of the Company approved the Dycom Industries, Inc. 2012 Long-Term Incentive Plan (the "2012 Plan"). The 2012 Plan authorizes 3,000,000 shares of common stock for equity awards to employees and officers of the Company. No new awards will be made under the Company's previous 2003 Long-Term Incentive Plan. As of July 27, 2013, the number of shares available for grant under the 2012 Plan was 1,837,179.

Compensation expense for stock-based awards is based on the fair value at the measurement date and is included in general and administrative expenses in the consolidated statements of operations. Stock-based compensation expense and the related tax benefit recognized related to stock options and restricted share units during fiscal 2013, 2012, and 2012 were as follows:

| | Fiscal Year Ended | | | | | |
|---|---|---|---|---|---|---|
| | 2013 | | 2012 | | 2011 | |
| | (Dollars in thousands) | | | | | |
| Stock-based compensation | $ | 9,902 | $ | 6,952 | $ | 4,409 |
| Tax benefit recognized in the statement of operations | $ | 3,782 | $ | 2,412 | $ | 1,284 |

The actual tax benefit realized for the tax deductions from option exercises and stock vestings totaled $3.4 million, $2.8 million, and $0.7 million during fiscal 2013, 2012, and 2011, respectively.

As of July 27, 2013, unrecognized compensation expense related to stock options, time-based restricted share units ("RSUs") and target Performance RSUs was $5.2 million, $6.8 million and $8.8 million, respectively. Compensation expense previously recognized with respect to Performance RSUs will be reversed to the extent the performance goals are not met. Unrecognized compensation expense related to stock options, RSUs and Performance RSUs will be recognized over a weighted-average period of 2.0 years, 3.1 years and 1.2 years, respectively, which is the weighted average remaining contractual term for RSUs and Performance RSUs. The Company may recognize an additional $7.2 million in compensation expense related to Performance RSUs if the maximum amount of restricted share units are earned based on certain performance goals being met.

The following table summarizes the significant assumptions and the valuation of stock options and restricted share units granted during fiscal 2013, 2012, and 2011:

| | Fiscal Year Ended | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| Weighted average fair value of RSUs granted | $ 18.52 | $ 19.49 | $ 13.60 |
| Weighted average fair value of Performance RSUs granted | $ 18.08 | $ 19.47 | $ 10.60 |
| Weighted average fair value of stock options granted | $ 11.66 | $ 12.51 | $ 8.15 |
| Stock option assumptions: | | | |
| Risk-free interest rate | 1.6% | 1.8% | 2.3% |
| Expected life (years) | 9.3 | 9.4 | 6.8 |
| Expected volatility | 55.4% | 56.1% | 58.6% |
| Expected dividends | — | — | — |

*Stock Options*

The following table summarizes stock option award activity during fiscal 2013:

| | Stock Options | | | |
|---|---|---|---|---|
| | Shares | Weighted Average Exercise Price | Weighted Average Remaining Contractual Life | Aggregate Intrinsic Value |
| | | | (In years) | (In thousands) |
| Outstanding as of July 28, 2012 | 3,298,747 | $ 17.08 | | |
| Granted | 144,155 | $ 18.47 | | |
| Options exercised | (544,162) | $ 9.65 | | |
| Forfeited or canceled | (129,608) | $ 24.62 | | |
| Outstanding as of July 27, 2013 | 2,769,132 | $ 18.27 | 4.9 | $ 26,735 |
| Exercisable options as of July 27, 2013 | 1,878,315 | $ 20.33 | 3.7 | $ 15,549 |

Options exercisable presented above reflect the approximate amount of options expected to vest after giving effect to estimated forfeitures at an insignificant rate. The aggregate intrinsic values for stock options in the above table are based on the Company's closing stock price of $26.48 on July 26, 2013. These amounts represent the total intrinsic value that would have been received by the holders of the stock-based awards had the awards been exercised and sold as of that date, before any applicable taxes. The total intrinsic value of stock options exercised was $6.0 million, $6.4 million and $1.1 million for fiscal 2013, 2012, and 2011, respectively. The Company received cash from the exercise of stock options of $5.3 million, $6.5 million, and $1.3 million during fiscal 2013, 2012, and 2011, respectively.

*RSUs and Performance RSUs*

RSUs and Performance RSUs are settled in one share of the Company's common stock upon vesting. RSUs vest ratably over a period of four years and, upon each annual vesting, 50% of the newly vested shares (net of any shares used to satisfy tax withholding obligations) are restricted from sale or transferability ("restricted holdings"). The restrictions on sale or transferability of the restricted holdings will end 90 days after termination of employment of the holder. When the holder has accumulated restricted holdings having a value equal to or greater than the holder's annual base salary then in effect, future grants will no longer be subject to the restriction on transferability.

The following table summarizes RSU and Performance RSU activity during fiscal 2013:

| | Restricted Stock | | | | | |
|---|---|---|---|---|---|---|
| | RSUs | | | Performance RSUs | | |
| | Share Units | Weighted Average Grant Price | Aggregate Intrinsic Value (In thousands) | Share Units | Weighted Average Grant Price | Aggregate Intrinsic Value (In thousands) |
| Outstanding as of July 28, 2012 | 222,760 | $ 14.49 | | 774,264 | $ 18.76 | |
| Granted | 405,713 | $ 18.52 | | 831,390 | $ 18.08 | |
| Share units vested | (91,413) | $ 12.79 | | (137,432) | $ 18.23 | |
| Forfeited or canceled | (73,742) | $ 17.69 | | (153,084) | $ 18.36 | |
| Outstanding as of July 27, 2013 | 463,318 | $ 17.78 | $ 12,269 | 1,315,138 | $ 18.44 | $ 34,825 |

Included in the RSU shares granted during fiscal 2013 was approximately 294,000 shares at a weighted average grant price of $18.54 to employees of the Acquired Subsidiaries as of the date of acquisition. The Performance RSUs in the above table represent the maximum number of awards that could vest, which is two hundred percent of the target awards. Accordingly, the target amount of Performance RSUs outstanding as of July 27, 2013 was 657,569. Approximately 265,000 Performance RSUs outstanding as of July 27, 2013 will be canceled during fiscal 2014 as a result of the fiscal 2013 performance criteria for attaining supplemental shares not being met.

The unvested RSUs reflect the approximate amount of units expected to vest after giving effect to estimated forfeitures. The total fair value of restricted share units vested during fiscal 2013, 2012, and 2011 was $4.2 million, $1.9 million, and $1.1 million, respectively.

The aggregate intrinsic values for restricted share units are based on the Company's closing stock price of $26.48 on July 26, 2013. These amounts represent the total intrinsic value that would have been received by the holders of the stock-based awards had the awards been exercised and sold as of that date, before any applicable taxes.

### *16. Related Party Transactions*

The Company leases administrative offices from entities related to officers of certain of the Company's subsidiaries. The total expense under these arrangements for fiscal 2013, 2012, and 2011 was $1.9 million, $1.5 million, and $1.4 million, respectively. The remaining future minimum lease commitments under these arrangements is approximately $1.4 million, $1.0 million, $1.0 million, $1.0 million, $0.4 million, and $0.7 million during fiscal 2014, 2015, 2016, 2017, 2018, and thereafter, respectively. Additionally, amounts paid for subcontracting services to entities related to officers of certain of the Company's subsidiaries were $0.7 million and $0.5 million in fiscal 2013 and 2012, respectively. There was a minimal amount paid in independent subcontracting services to entities related to officers of certain of the Company's subsidiaries in fiscal 2011.

### *17. Concentration of Credit Risk*

The Company is subject to concentrations of credit risk relating primarily to its cash and equivalents, trade accounts receivable and costs and estimated earnings in excess of billings. The Company grants credit under normal payment terms, generally without collateral, to its customers. These customers primarily consist of telephone companies, cable television multiple system operators, and electric and gas utilities. With respect to a portion of the services provided to these customers, the Company has certain statutory lien rights which may in certain circumstances enhance the Company's collection efforts. Adverse changes in overall business and economic factors may impact the Company's customers and increase credit risks. These risks may be heightened as a result of economic weakness and market volatility. In the past, some of the Company's customers have experienced significant financial difficulties and likewise, some may experience financial difficulties in the future. These difficulties expose the Company to increased risks related to the collectability of amounts due for services performed.

The Company's customer base is highly concentrated, with its top five customers accounting for approximately 58.5%, 59.6%, and 62.0% of its total revenues in fiscal 2013, 2012, and 2011, respectively. AT&T Inc. ("AT&T"), CenturyLink, Inc. ("CenturyLink"), Comcast Corporation ("Comcast"), and Verizon Communications, Inc. ("Verizon") represent a significant portion of the Company's customer base and each were over 10% of total revenue during fiscal 2013, 2012, or 2011 as reflected in the following table:

| | Fiscal Year Ended | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| AT&T | 15.5% | 13.7% | 21.1% |
| CenturyLink | 14.6% | 13.6% | 10.8% |
| Comcast | 10.9% | 12.6% | 14.3% |
| Verizon | 9.6% | 11.3% | 8.9% |

The Company believes that none of its significant customers were experiencing financial difficulties that would materially impact the collectability of the Company's trade accounts receivable and costs in excess of billings as of July 27, 2013. Customers representing 10% or more of combined amounts of trade accounts receivable and costs and estimated earnings in excess of billings as of July 27, 2013 or July 28, 2012 had the following outstanding balances and the related percentage of the Company's total outstanding balances:

| | July 27, 2013 | | July 28, 2012 | |
|---|---|---|---|---|
| | Amount | % of Total | Amount | % of Total |
| | (Dollars in millions) | | | |
| CenturyLink | $ 62.6 | 13.7% | $ 47.6 | 17.7% |
| Windstream Corporation | $ 59.4 | 13.0% | $ 35.4 | 13.2% |
| AT&T | $ 57.4 | 12.6% | $ 24.7 | 9.2% |
| Verizon | $ 33.4 | 7.3% | $ 30.5 | 11.3% |

### *18. Commitments and Contingencies*

In October 2012, a former employee of UtiliQuest, LLC ("UtiliQuest"), a wholly-owned subsidiary of the Company, commenced a lawsuit against UtiliQuest in the Superior Court of California (the "California Superior Court"). The lawsuit alleges that UtiliQuest violated the California Labor Code, the California Business & Professions Code and the Labor Code Private Attorneys General Act of 2004 by failing to pay for all hours worked (including overtime) and failing to provide meal breaks and accurate wage statements. The plaintiff seeks unspecified damages and other relief on behalf of himself and a putative class of current and former employees of UtiliQuest who worked as locators in the State of California in the four years preceding the filing date of the lawsuit. In January 2013, UtiliQuest removed the case to the United States District Court for the Northern District of California (the "District Court") and the plaintiff subsequently filed a Motion to Remand the case back to the California Superior Court. In April 2013, the parties exchanged initial disclosures and in July 2013, the District Court granted plaintiff's Motion to Remand. An initial case management conference took place in August 2013. It is too early to evaluate the likelihood of an outcome to this matter or estimate the amount or range of potential loss, if any. The Company intends to vigorously defend itself against this lawsuit.

From time to time, the Company and its subsidiaries are parties to various other claims and legal proceedings. It is the opinion of the Company's management, based on information available at this time, that such other pending claims or proceedings will not have a material effect on its consolidated financial statements.

As part of the Company's insurance program, it retains the risk of loss, up to certain limits, for claims related to automobile liability, general liability, workers' compensation, employee group health, and locate damages, and the Company has established reserves that it believes to be adequate based on current evaluations and experience with these types of claims. For these claims, the effect on the Company's financial statements is generally limited to the amount needed to satisfy its insurance deductibles or retentions.

In the normal course of business, tax positions exist for which the ultimate outcome is uncertain. The Company establishes reserves against some or all of the tax benefit of the Company's tax positions at the time the Company determines that it becomes uncertain. For purposes of evaluating whether a tax position is uncertain, management presumes the tax position will be examined by the relevant taxing authority; the technical merits of a tax position are derived from authorities in the tax law and their applicability to the facts and circumstances of the tax position; and each tax position is evaluated without consideration of the possibility of offset or aggregation with other tax positions taken. A number of years may elapse before a particular uncertain tax position is audited and finally resolved or when a tax assessment is raised. The number of years subject to tax assessments varies depending on the tax jurisdiction. The tax benefit that has been previously reserved because of a failure to meet the "more likely than not" recognition threshold would be recognized in the Company's income tax expense in the first interim period when the uncertainty disappears; when the matter is effectively settled; or when the applicable statute of limitations expires.

The Company and its subsidiaries have operating leases covering office facilities, vehicles, and equipment that have original noncancelable terms in excess of one year. Certain of these leases contain renewal provisions and generally require the Company to pay insurance, maintenance, and other operating expenses. Total expenses incurred under these operating lease agreements, excluding the transactions with related parties presented in Note 16, *Related Party Transactions*, was $15.3 million, $10.6 million, and $9.4 million for fiscal 2013, 2012, and 2011, respectively. The Company also incurred rental expense of approximately $19.0 million, $9.9 million, and $6.7 million respectively, related to facilities, vehicles, and equipment which are being leased under original terms that are one year or less. The future minimum obligation under the leases with noncancelable terms in excess of one year, excluding transactions with related parties, is as follows:

| | Future Minimum Lease Payments |
|---|---|
| | (Dollars in thousands) |
| 2014 | $ 13,447 |
| 2015 | 9,301 |
| 2016 | 6,084 |
| 2017 | 3,105 |
| 2018 | 1,482 |
| Thereafter | 1,198 |
| Total | $ 34,617 |

*Performance Bonds and Guarantees*

The Company has obligations under performance and other surety contract bonds related to certain of its customer contracts. Performance bonds generally provide the Company's customer with the right to obtain payment and/or performance from the issuer of the bond if the Company fails to perform its contractual obligations. As of July 27, 2013, the Company had $446.5 million of outstanding performance and other surety contract bonds. No events have occurred in which the customers have exercised their rights under the bonds.

The Company has periodically guaranteed certain obligations of its subsidiaries, including obligations in connection with obtaining state contractor licenses and leasing real property and equipment.

*Letters of Credit*

The Company has standby letters of credit issued under its Credit Agreement as part of its insurance program. These standby letters of credit collateralize the Company's obligations to its insurance carriers in connection with the settlement of potential claims. As of July 27, 2013 and July 28, 2012, the Company had $46.7 million and $38.5 million, respectively, of outstanding standby letters of credit issued under the Credit Agreement.

***19. Quarterly Financial Data (Unaudited)***

In the opinion of management, the following unaudited quarterly data from fiscal 2013 and 2012 reflect all adjustments (consisting of normal recurring accruals), which are necessary to present a fair presentation of amounts shown for such periods (the sum of the quarterly results may not equal the reported annual amounts due to rounding). The earnings per common share calculation for each quarter is based on the weighted average shares of common stock outstanding plus the dilutive effect of stock options and restricted share units, if any.

| Fiscal 2013: | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| | (Dollars in thousands, except per share amounts) | | | |
| Revenues | $ 323,286 | $ 369,326 | $ 437,367 | $ 478,632 |
| Costs of earned revenues, excluding depreciation and amortization | $ 257,066 | $ 301,516 | $ 357,664 | $ 384,169 |
| Gross profit | $ 66,220 | $ 67,810 | $ 79,703 | $ 94,463 |
| Net income | $ 11,861 | $ 1,463 | $ 7,199 | $ 14,666 |
| Earnings per common share - Basic | $ 0.36 | $ 0.04 | $ 0.22 | $ 0.44 |
| Earnings per common share - Diluted | $ 0.35 | $ 0.04 | $ 0.21 | $ 0.43 |

| Fiscal 2012: | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| | (Dollars in thousands, except per share amounts) | | | |
| Revenues | $ 319,575 | $ 267,407 | $ 296,103 | $ 318,034 |
| Costs of earned revenues, excluding depreciation and amortization | $ 255,187 | $ 220,239 | $ 241,386 | $ 252,137 |
| Gross profit | $ 64,388 | $ 47,168 | $ 54,717 | $ 65,897 |
| Net income | $ 12,966 | $ 3,485 | $ 9,645 | $ 13,282 |
| Earnings per common share - Basic | $ 0.39 | $ 0.10 | $ 0.29 | $ 0.40 |
| Earnings per common share - Diluted | $ 0.38 | $ 0.10 | $ 0.28 | $ 0.39 |

For fiscal 2013, the quarterly financial data includes the results of the Acquired Subsidiaries (acquired on December 3, 2012). Additionally, during the fourth quarter of fiscal 2013, the Company acquired Sage and certain assets of a tower construction and maintenance company. The results of operations of these businesses acquired are included in the quarterly financial data above. During the second quarter of fiscal 2013, the Company recognized $6.5 million of pre-tax acquisition costs in connection with the Acquired Subsidiaries and also recognized $0.2 million of pre-tax acquisitions costs during the fourth quarter of fiscal 2013 related to Sage.

***20. Supplemental Consolidating Financial Statements***

As of July 27, 2013, the outstanding aggregate principal amount of the 2021 Notes was $277.5 million, comprised of $187.5 million and $90.0 million in principal amount issued in fiscal 2011 and the second quarter of fiscal 2013, respectively. The 2021 Notes were issued by Dycom Investments, Inc., a wholly-owned subsidiary of the Company. See Note 10, *Debt*, for further information regarding the Company's debt financing. The following consolidating financial statements present, in separate columns, financial information for (i) Dycom Industries. Inc. ("Parent") on a parent only basis, (ii) Dycom Investments, Inc. ("the Issuer"), (iii) the guarantor subsidiaries for the 2021 Notes on a combined basis, (iv) other non-guarantor subsidiaries on a combined basis, (v) the eliminations and reclassifications necessary to arrive at the information for the Company on a consolidated basis, and (vi) the Company on a consolidated basis. The consolidating financial statements are presented in accordance with the equity method. Under this method, the investments in subsidiaries are recorded at cost and adjusted for the Company's share of subsidiaries' cumulative results of operations, capital contributions, distributions and other equity changes. Intercompany charges (income) between the Parent and subsidiaries are recognized in the consolidating financial statements during the period incurred and the settlement of intercompany balances is reflected in the consolidating statement of cash flows based on the nature of the underlying transactions.

Each guarantor and non-guarantor subsidiary is wholly-owned, directly or indirectly, by the Issuer and the Parent. The Notes are fully and unconditionally guaranteed on a joint and several basis by each guarantor subsidiary and Parent. There are no contractual restrictions limiting transfers of cash from guarantor and non-guarantor subsidiaries to Issuer or Parent, within the meaning of Rule 3-10 of Regulation S-X.

**DYCOM INDUSTRIES, INC. AND SUBSIDIARIES**
**CONSOLIDATED BALANCE SHEET**
**JULY 27, 2013**

| | Parent | Issuer | Subsidiary Guarantors | Non-Guarantor Subsidiaries | Eliminations and Reclassifications | Dycom Consolidated |
|---|---|---|---|---|---|---|
| | (Dollars in thousands) | | | | | |
| **ASSETS** | | | | | | |
| CURRENT ASSETS: | | | | | | |
| Cash and equivalents | $ — | $ — | $ 18,166 | $ 441 | $ — | $ 18,607 |
| Accounts receivable, net | — | — | 249,533 | 2,669 | — | 252,202 |
| Costs and estimated earnings in excess of billings | — | — | 202,651 | 1,698 | — | 204,349 |
| Inventories | — | — | 35,999 | — | — | 35,999 |
| Deferred tax assets, net | 2,285 | — | 15,873 | 121 | (1,426) | 16,853 |
| Income taxes receivable | 2,516 | — | — | — | — | 2,516 |
| Other current assets | 2,563 | 10 | 7,583 | 452 | — | 10,608 |
| Total current assets | 7,364 | 10 | 529,805 | 5,381 | (1,426) | 541,134 |
| PROPERTY AND EQUIPMENT, NET | 13,779 | — | 173,254 | 15,670 | — | 202,703 |
| GOODWILL | — | — | 267,810 | — | — | 267,810 |
| INTANGIBLE ASSETS, NET | — | — | 125,275 | — | — | 125,275 |
| DEFERRED TAX ASSETS, NET NON-CURRENT | 691 | — | 4,104 | 66 | (4,861) | — |
| INVESTMENT IN SUBSIDIARIES | 769,639 | 1,472,559 | — | — | (2,242,198) | — |
| INTERCOMPANY RECEIVABLES | — | — | 618,524 | — | (618,524) | — |
| OTHER | 8,739 | 6,331 | 2,133 | 83 | — | 17,286 |
| TOTAL NON-CURRENT ASSETS | 792,848 | 1,478,890 | 1,191,100 | 15,819 | (2,865,583) | 613,074 |
| TOTAL ASSETS | $ 800,212 | $ 1,478,900 | $ 1,720,905 | $ 21,200 | $ (2,867,009) | $ 1,154,208 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | | | |
| CURRENT LIABILITIES: | | | | | | |
| Accounts payable | $ 2,042 | $ — | $ 75,012 | $ 900 | $ — | $ 77,954 |
| Current portion of debt | 7,813 | — | — | — | — | 7,813 |
| Billings in excess of costs and estimated earnings | — | — | 13,788 | — | — | 13,788 |
| Accrued insurance claims | 619 | — | 28,342 | 108 | — | 29,069 |
| Deferred tax liabilities | — | 155 | 140 | 1,131 | (1,426) | — |
| Other accrued liabilities | 9,151 | 1,321 | 59,374 | 1,345 | — | 71,191 |
| Total current liabilities | 19,625 | 1,476 | 176,656 | 3,484 | (1,426) | 199,815 |
| LONG-TERM DEBT | 163,062 | 281,107 | — | — | — | 444,169 |
| ACCRUED INSURANCE CLAIMS | 726 | — | 26,426 | 98 | — | 27,250 |
| DEFERRED TAX LIABILITIES, NET NON-CURRENT | — | 427 | 52,436 | 610 | (4,861) | 48,612 |

**DYCOM INDUSTRIES, INC. AND SUBSIDIARIES**
**CONSOLIDATED BALANCE SHEET**
**JULY 27, 2013**

| | | | | | | |
|---|---|---|---|---|---|---|
| INTERCOMPANY PAYABLES | 185,296 | 426,251 | — | 6,977 | (618,524) | — |
| OTHER LIABILITIES | 3,142 | — | 2,855 | 4 | — | 6,001 |
| Total liabilities | 371,851 | 709,261 | 258,373 | 11,173 | (624,811) | 725,847 |
| Total stockholders' equity | 428,361 | 769,639 | 1,462,532 | 10,027 | (2,242,198) | 428,361 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ 800,212 | $ 1,478,900 | $ 1,720,905 | $ 21,200 | $ (2,867,009) | $ 1,154,208 |

**DYCOM INDUSTRIES, INC. AND SUBSIDIARIES**
**CONSOLIDATED BALANCE SHEET**
**JULY 28, 2012**

| | Parent | Issuer | Subsidiary Guarantors | Non-Guarantor Subsidiaries | Eliminations and Reclassifications | Dycom Consolidated |
|---|---|---|---|---|---|---|
| | | | (Dollars in thousands) | | | |
| **ASSETS** | | | | | | |
| CURRENT ASSETS: | | | | | | |
| Cash and equivalents | $ — | $ — | $ 51,563 | $ 1,018 | $ — | $ 52,581 |
| Accounts receivable, net | — | — | 140,426 | 1,362 | — | 141,788 |
| Costs and estimated earnings in excess of billings | — | — | 125,869 | 1,452 | — | 127,321 |
| Inventories | — | — | 26,274 | — | — | 26,274 |
| Deferred tax assets, net | 2,390 | — | 13,566 | 80 | (403) | 15,633 |
| Income taxes receivable | 4,884 | — | — | — | — | 4,884 |
| Other current assets | 2,211 | 10 | 5,458 | 787 | — | 8,466 |
| Total current assets | 9,485 | 10 | 363,156 | 4,699 | (403) | 376,947 |
| PROPERTY AND EQUIPMENT, NET | 9,671 | — | 133,145 | 15,431 | — | 158,247 |
| GOODWILL | — | — | 174,849 | — | — | 174,849 |
| INTANGIBLE ASSETS, NET | — | — | 49,773 | — | — | 49,773 |
| DEFERRED TAX ASSETS, NET NON-CURRENT | — | 65 | 9,341 | 1,085 | (10,491) | — |
| INVESTMENT IN SUBSIDIARIES | 734,451 | 1,425,451 | — | — | (2,159,902) | — |
| INTERCOMPANY RECEIVABLES | — | — | 860,758 | 54 | (860,812) | — |
| OTHER | 6,075 | 4,338 | 1,731 | 233 | — | 12,377 |
| TOTAL NON-CURRENT ASSETS | 750,197 | 1,429,854 | 1,229,597 | 16,803 | (3,031,205) | 395,246 |
| TOTAL ASSETS | $ 759,682 | $ 1,429,864 | $ 1,592,753 | $ 21,502 | $ (3,031,608) | $ 772,193 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | | | |
| CURRENT LIABILITIES: | | | | | | |
| Accounts payable | $ 2,785 | $ — | $ 33,441 | $ 597 | $ — | $ 36,823 |
| Current portion of debt | — | — | 74 | — | — | 74 |
| Billings in excess of costs and estimated earnings | — | — | 1,522 | — | — | 1,522 |
| Accrued insurance claims | 588 | — | 24,551 | 79 | — | 25,218 |
| Deferred tax liabilities | — | 249 | 84 | 70 | (403) | — |
| Other accrued liabilities | 5,054 | 565 | 43,772 | 1,535 | — | 50,926 |
| Total current liabilities | 8,427 | 814 | 103,444 | 2,281 | (403) | 114,563 |
| LONG-TERM DEBT | — | 187,500 | — | — | — | 187,500 |
| ACCRUED INSURANCE CLAIMS | 708 | — | 22,815 | 68 | — | 23,591 |
| DEFERRED TAX LIABILITIES, NET NON-CURRENT | 1,020 | — | 57,140 | 1,868 | (10,491) | 49,537 |

## DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
## CONSOLIDATED BALANCE SHEET
## JULY 28, 2012

| | | | | | | |
|---|---|---|---|---|---|---|
| INTERCOMPANY PAYABLES | 353,713 | 507,099 | — | — | (860,812) | — |
| OTHER LIABILITIES | 2,883 | — | 1,185 | 3 | — | 4,071 |
| Total liabilities | 366,751 | 695,413 | 184,584 | 4,220 | (871,706) | 379,262 |
| Total stockholders' equity | 392,931 | 734,451 | 1,408,169 | 17,282 | (2,159,902) | 392,931 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ 759,682 | $ 1,429,864 | $ 1,592,753 | $ 21,502 | $ (3,031,608) | $ 772,193 |

## DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
## CONSOLIDATED STATEMENT OF OPERATIONS
## YEAR ENDED JULY 27, 2013

| | Parent | Issuer | Subsidiary Guarantors | Non-Guarantor Subsidiaries | Eliminations and Reclassifications | Dycom Consolidated |
|---|---|---|---|---|---|---|
| | | | (Dollars in thousands) | | | |
| REVENUES: | | | | | | |
| Contract revenues | $ — | $ — | $ 1,594,363 | $ 14,249 | $ — | $ 1,608,612 |
| EXPENSES: | | | | | | |
| Costs of earned revenues, excluding depreciation and amortization | — | — | 1,288,369 | 12,047 | — | 1,300,416 |
| General and administrative | 44,462 | 818 | 89,336 | 11,155 | — | 145,771 |
| Depreciation and amortization | 2,920 | — | 77,595 | 4,966 | — | 85,481 |
| Intercompany charges (income), net | (53,377) | — | 54,720 | (1,343) | — | — |
| Total | (5,995) | 818 | 1,510,020 | 26,825 | — | 1,531,668 |
| Interest expense, net | (5,675) | (17,599) | (60) | — | — | (23,334) |
| Other income, net | (320) | — | 4,794 | 115 | — | 4,589 |
| INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY IN EARNINGS OF SUBSIDIARIES | — | (18,417) | 89,077 | (12,461) | — | 58,199 |
| PROVISION (BENEFIT) FOR INCOME TAXES | — | (7,281) | 35,214 | (4,922) | — | 23,011 |
| NET INCOME (LOSS) BEFORE EQUITY IN EARNINGS OF SUBSIDIARIES | — | (11,136) | 53,863 | (7,539) | — | 35,188 |
| EQUITY IN EARNINGS OF SUBSIDIARIES | 35,188 | 46,324 | — | — | (81,512) | — |
| NET INCOME (LOSS) | $ 35,188 | $ 35,188 | $ 53,863 | $ (7,539) | $ (81,512) | $ 35,188 |
| Foreign currency translation loss | (35) | (35) | — | (35) | 70 | (35) |
| COMPREHENSIVE INCOME (LOSS) | $ 35,153 | $ 35,153 | $ 53,863 | $ (7,574) | $ (81,442) | $ 35,153 |

## DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
## CONSOLIDATED STATEMENT OF OPERATIONS
## YEAR ENDED JULY 28, 2012

| | Parent | Issuer | Subsidiary Guarantors | Non-Guarantor Subsidiaries | Eliminations and Reclassifications | Dycom Consolidated |
|---|---|---|---|---|---|---|
| | | | (Dollars in thousands) | | | |
| REVENUES: | | | | | | |
| Contract revenues | $ — | $ — | $ 1,186,380 | $ 14,739 | $ — | $ 1,201,119 |
| EXPENSES: | | | | | | |
| Costs of earned revenues, excluding depreciation and amortization | — | — | 957,449 | 11,500 | — | 968,949 |
| General and administrative | 28,048 | 574 | 65,185 | 10,217 | — | 104,024 |
| Depreciation and amortization | 3,137 | — | 54,735 | 4,833 | (12) | 62,693 |
| Intercompany charges (income), net | (34,212) | — | 33,749 | 463 | — | — |
| Total | (3,027) | 574 | 1,111,118 | 27,013 | (12) | 1,135,666 |
| Interest income (expense), net | (3,049) | (13,660) | (8) | — | — | (16,717) |
| Other income, net | 22 | — | 15,281 | 522 | — | 15,825 |
| INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY IN EARNINGS OF SUBSIDIARIES | — | (14,234) | 90,535 | (11,752) | 12 | 64,561 |
| PROVISION (BENEFIT) FOR INCOME TAXES | — | (5,550) | 35,299 | (4,566) | — | 25,183 |
| NET INCOME (LOSS) BEFORE EQUITY IN EARNINGS OF SUBSIDIARIES | — | (8,684) | 55,236 | (7,186) | 12 | 39,378 |
| EQUITY IN EARNINGS OF SUBSIDIARIES | 39,378 | 48,062 | — | — | (87,440) | — |
| NET INCOME (LOSS) | $ 39,378 | $ 39,378 | $ 55,236 | $ (7,186) | $ (87,428) | $ 39,378 |
| Foreign currency translation loss | (161) | (161) | — | (161) | 322 | (161) |
| COMPREHENSIVE INCOME (LOSS) | $ 39,217 | $ 39,217 | $ 55,236 | $ (7,347) | $ (87,106) | $ 39,217 |

**DYCOM INDUSTRIES, INC. AND SUBSIDIARIES**
**CONSOLIDATED STATEMENT OF OPERATIONS**
**YEAR ENDED JULY 30, 2011**

| | Parent | Issuer | Subsidiary Guarantors | Non-Guarantor Subsidiaries | Eliminations and Reclassifications | Dycom Consolidated |
|---|---|---|---|---|---|---|
| | | | (Dollars in thousands) | | | |
| REVENUES: | | | | | | |
| Contract revenues | $ — | $ — | $ 1,025,484 | $ 10,384 | $ — | $ 1,035,868 |
| EXPENSES: | | | | | | |
| Costs of earned revenues, excluding depreciation and amortization | — | — | 827,980 | 9,139 | — | 837,119 |
| General and administrative | 23,520 | 648 | 62,174 | 8,280 | — | 94,622 |
| Depreciation and amortization | 3,192 | — | 54,232 | 5,156 | (47) | 62,533 |
| Intercompany charges (income), net | (29,852) | — | 29,437 | 415 | — | — |
| Total | (3,140) | 648 | 973,823 | 22,990 | (47) | 994,274 |
| Interest income (expense), net | (3,140) | (12,852) | 81 | — | — | (15,911) |
| Loss on debt extinguishment | — | (8,295) | — | — | — | (8,295) |
| Other income, net | — | — | 10,845 | 251 | — | 11,096 |
| INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY IN EARNINGS OF SUBSIDIARIES | — | (21,795) | 62,587 | (12,355) | 47 | 28,484 |
| PROVISION (BENEFIT) FOR INCOME TAXES | — | (9,430) | 27,142 | (5,335) | — | 12,377 |
| NET INCOME (LOSS) BEFORE EQUITY IN EARNINGS OF SUBSIDIARIES | — | (12,365) | 35,445 | (7,020) | 47 | 16,107 |
| EQUITY IN EARNINGS OF SUBSIDIARIES | 16,107 | 28,472 | — | — | (44,579) | — |
| NET INCOME (LOSS) | $ 16,107 | $ 16,107 | $ 35,445 | $ (7,020) | $ (44,532) | $ 16,107 |
| Foreign currency translation gain | 130 | 130 | — | 130 | (260) | 130 |
| COMPREHENSIVE INCOME (LOSS) | $ 16,237 | $ 16,237 | $ 35,445 | $ (6,890) | $ (44,792) | $ 16,237 |

**DYCOM INDUSTRIES, INC. AND SUBSIDIARIES**
**CONSOLIDATED STATEMENT OF CASH FLOWS**
**YEAR ENDED JULY 27, 2013**

| | Parent | Issuer | Subsidiary Guarantors | Non-Guarantor Subsidiaries | Eliminations and Reclassifications | Dycom Consolidated |
|---|---|---|---|---|---|---|
| | | | (Dollars in thousands) | | | |
| Net cash provided by (used in) operating activities | $ 6,952 | $ (9,612) | $ 112,176 | $ (2,772) | $ — | $ 106,744 |
| Cash flows from investing activities: | | | | | | |
| Cash paid for acquisitions, net of cash acquired | — | — | (330,291) | — | — | (330,291) |
| Capital expenditures | (8,151) | — | (51,647) | (4,852) | — | (64,650) |
| Proceeds from sale of assets | — | — | 5,770 | 57 | — | 5,827 |
| Return of capital from subsidiaries | — | 1,816 | — | — | (1,816) | — |
| Investment in subsidiaries | — | (2,600) | — | — | 2,600 | — |
| Changes in restricted cash | 60 | — | — | — | — | 60 |
| Net cash (provided by) used in investing activities | (8,091) | (784) | (376,168) | (4,795) | 784 | (389,054) |
| Cash flows from financing activities: | | | | | | |
| Proceeds from issuance of 7.125% senior subordinated notes due 2021, (including $3.8 million premium on | — | 93,825 | — | — | — | 93,825 |
| Proceeds from Term Loan on Senior Credit Agreement | 125,000 | — | — | — | — | 125,000 |
| Proceeds from borrowings on Senior Credit Agreement | 404,500 | — | — | — | — | 404,500 |
| Principal payments on Senior Credit Agreement | (358,625) | — | — | — | — | (358,625) |
| Debt issuance costs | (4,158) | (2,581) | — | — | — | (6,739) |
| Repurchases of common stock | (15,203) | — | — | — | — | (15,203) |
| Exercise of stock options and other | 5,253 | — | — | — | — | 5,253 |
| Restricted stock tax withholdings | (884) | — | — | — | — | (884) |
| Excess tax benefit from share-based awards | 1,283 | — | — | — | — | 1,283 |
| Principal payments on capital lease obligations | — | — | (74) | — | — | (74) |
| Intercompany funding | (156,027) | (80,848) | 230,669 | 6,990 | (784) | — |
| Net cash provided by financing activities | 1,139 | 10,396 | 230,595 | 6,990 | (784) | 248,336 |
| Net decrease in cash and equivalents | — | — | (33,397) | (577) | — | (33,974) |
| CASH AND EQUIVALENTS AT BEGINNING OF PERIOD | — | — | 51,563 | 1,018 | — | 52,581 |
| CASH AND EQUIVALENTS AT END OF PERIOD | $ — | $ — | $ 18,166 | $ 441 | $ — | $ 18,607 |

**DYCOM INDUSTRIES, INC. AND SUBSIDIARIES**
**CONSOLIDATED STATEMENT OF CASH FLOWS**
**YEAR ENDED JULY 28, 2012**

| | Parent | Issuer | Subsidiary Guarantors | Non-Guarantor Subsidiaries | Eliminations and Reclassifications | Dycom Consolidated |
|---|---|---|---|---|---|---|
| | | | (Dollars in thousands) | | | |
| Net cash provided by (used in) operating activities | $ 6,755 | $ (8,774) | $ 69,823 | $ (2,679) | $ — | $ 65,125 |
| Cash flows from investing activities: | | | | | | |
| Capital expenditures | (3,685) | — | (69,362) | (4,565) | — | (77,612) |
| Proceeds from sale of assets | — | — | 19,211 | 5,572 | — | 24,783 |
| Changes in restricted cash | 926 | — | — | — | — | 926 |
| Capital contributions to subsidiaries, net | — | (4,943) | — | — | 4,943 | — |
| Net cash provided by (used in) investing activities | (2,759) | (4,943) | (50,151) | 1,007 | 4,943 | (51,903) |
| Cash flows from financing activities: | | | | | | |
| Repurchases of common stock | (12,960) | — | — | — | — | (12,960) |
| Exercise of stock options and other | 6,490 | — | — | — | — | 6,490 |
| Restricted stock tax withholdings | (329) | — | — | — | — | (329) |
| Excess tax benefit from share-based awards | 1,625 | — | — | — | — | 1,625 |
| Principal payments on capital lease obligations | — | — | (233) | — | — | (233) |
| Intercompany funding | 1,178 | 13,717 | (12,484) | 2,532 | (4,943) | — |
| Net cash provided by (used in) financing activities | (3,996) | 13,717 | (12,717) | 2,532 | (4,943) | (5,407) |
| Net increase in cash and equivalents | — | — | 6,955 | 860 | — | 7,815 |
| CASH AND EQUIVALENTS AT BEGINNING OF PERIOD | — | — | 44,608 | 158 | — | 44,766 |
| CASH AND EQUIVALENTS AT END OF PERIOD | $ — | $ — | $ 51,563 | $ 1,018 | $ — | $ 52,581 |

**DYCOM INDUSTRIES, INC. AND SUBSIDIARIES**
**CONSOLIDATED STATEMENT OF CASH FLOWS**
**YEAR ENDED JULY 30, 2011**

| | Parent | Issuer | Subsidiary Guarantors | Non-Guarantor Subsidiaries | Eliminations and Reclassifications | Dycom Consolidated |
|---|---|---|---|---|---|---|
| | (Dollars in thousands) | | | | | |
| Net cash provided by (used in) operating activities | $ 7,979 | $ (12,343) | $ 53,611 | $ (5,390) | $ — | $ 43,857 |
| Cash flows from investing activities: | | | | | | |
| Capital expenditures | (1,746) | — | (53,346) | (6,365) | — | (61,457) |
| Proceeds from sale of assets | — | — | 11,645 | 660 | — | 12,305 |
| Cash paid for acquisitions | — | (27,500) | (8,951) | — | — | (36,451) |
| Changes in restricted cash | 25 | — | 200 | — | — | 225 |
| Capital contributions to subsidiaries | — | (52,492) | — | — | 52,492 | — |
| Net cash used in investing activities | (1,721) | (79,992) | (50,452) | (5,705) | 52,492 | (85,378) |
| Cash flows from financing activities: | | | | | | |
| Repurchases of common stock | (64,548) | — | — | — | — | (64,548) |
| Exercise of stock options and other | 1,321 | — | — | — | — | 1,321 |
| Restricted stock tax withholdings | (197) | — | — | — | — | (197) |
| Principal payments on capital lease obligations | — | — | (582) | — | — | (582) |
| Debt issuance costs | (456) | (4,721) | — | — | — | (5,177) |
| Proceeds from issuance of 7.125% senior subordinated notes due 2021 | — | 187,500 | — | — | — | 187,500 |
| Purchase of 8.125% senior subordinated notes due 2015 | — | (135,350) | — | — | — | (135,350) |
| Intercompany funding | 57,622 | 44,906 | (60,827) | 10,791 | (52,492) | — |
| Net cash provided by (used in) financing activities | (6,258) | 92,335 | (61,409) | 10,791 | (52,492) | (17,033) |
| Net decrease in cash and equivalents | — | — | (58,250) | (304) | — | (58,554) |
| CASH AND EQUIVALENTS AT BEGINNING OF PERIOD | — | — | 102,858 | 462 | — | 103,320 |
| CASH AND EQUIVALENTS AT END OF PERIOD | $ — | $ — | $ 44,608 | $ 158 | $ — | $ 44,766 |

### *21. Subsequent Events*

On August 27, 2013, the Company announced that its Board of Directors had authorized $40.0 million to repurchase shares of the Company's outstanding common stock to be made over the next eighteen months in open market or private transactions. The repurchase authorization replaces the Company's previous repurchase authorization, which was due to expire on September 15, 2013 and of which approximately $22.8 million remained outstanding as of July 27, 2013. As of September 12, 2013, the full $40.0 million remained authorized for repurchase.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Dycom Industries, Inc.
Palm Beach Gardens, Florida

We have audited the accompanying consolidated balance sheets of Dycom Industries, Inc. and subsidiaries (the "Company") as of July 27, 2013 and July 28, 2012, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended July 27, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Dycom Industries, Inc. and subsidiaries as of July 27, 2013 and July 28, 2012, and the results of their operations and their cash flows for each of the three years in the period ended July 27, 2013, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of July 27, 2013, based on the criteria established in *Internal Control-Integrated Framework* (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 12, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP
Certified Public Accountants

Miami, Florida
September 12, 2013

**Item 9.** ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosures.***

There have been no changes in or disagreements with accountants on accounting and financial disclosures within the meaning of Item 304 or Regulation S-K.

**Item 9A.** ***Controls and Procedures.***

**Disclosure Controls and Procedures**

The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and its Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) as of July 27, 2013, the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of July 27, 2013, the Company's disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms, and (2) accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, in a manner that allows timely decisions regarding required disclosure.

**Changes in Internal Control Over Financial Reporting**

There were no changes in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the Company's most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. In making our assessment of changes in internal control over financial reporting as of July 27, 2013, we have excluded the telecommunications infrastructure services subsidiaries acquired (the "Acquired Subsidiaries") from Quanta Services, Inc. on December 3, 2012. Additionally, we have excluded Sage Telecommunications Corp of Colorado, LLC ("Sage") acquired during the fourth quarter of fiscal 2013. These businesses acquired during fiscal 2013 represent approximately 34.5% of our total assets at July 27, 2013 and 21.0% of our total contract revenues for the fiscal year ended July 27, 2013.

**Management's Report on Internal Control over Financial Reporting**

Management of Dycom Industries, Inc. and subsidiaries is responsible for establishing and maintaining a system of internal control over financial reporting as defined in Rule 13a-15(f) and 15(d)-15(f) under the Securities Exchange Act of 1934. The Company's internal control system is designed to provide reasonable assurance that the reported financial information is presented fairly, that disclosures are adequate and that the judgments inherent in the preparation of financial statements are reasonable. There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and overriding of controls. Consequently, an effective internal control system can only provide reasonable, not absolute assurance, with respect to reporting financial information. Further, because of changes in conditions, effectiveness of internal control over financial reporting may vary over time.

In accordance with the SEC's published guidance, management's assessment and conclusion on the effectiveness of the Company's internal control over financial reporting as of July 27, 2013 excludes an assessment of the internal control over financial reporting of the Acquired Subsidiaries, acquired on December 3, 2012, and Sage, acquired during the fourth quarter of fiscal 2013. These businesses acquired during fiscal 2013 represent approximately 34.5% of our total assets at July 27, 2013 and 21.0% of our total contract revenues for the fiscal year ended July 27, 2013.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of July 27, 2013.

The effectiveness of the Company's internal control over financial reporting as of July 27, 2013 has been audited by Deloitte & Touche LLP, the Company's independent registered public accounting firm. Their report, which is set forth in Part II, Item 9A, *Controls and Procedures*, of this Annual Report on Form 10-K, expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of July 27, 2013.

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors and Stockholders of
Dycom Industries, Inc.
Palm Beach Gardens, Florida

We have audited the internal control over financial reporting of Dycom Industries, Inc. and subsidiaries (the "Company") as of July 27, 2013, based on the criteria established in *Internal Control - Integrated Framework* (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

As described in *Management's Report on Internal Control Over Financial Reporting*, management excluded from its assessment the internal control over financial reporting at (1) the telecommunications infrastructure services subsidiaries acquired from Quanta Services, Inc. on December 3, 2012, and (2) Sage Telecommunications Corp of Colorado, LLC, which was acquired during the fourth quarter of 2013. These businesses acquired during fiscal 2013 constitute 34.5% of total assets and 21.0% of contract revenues of the consolidated financial statement amounts as of and for the year ended July 27, 2013. Accordingly, our audit did not include the internal control over financial reporting at these businesses acquired during 2013.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of July 27, 2013, based on the criteria established in *Internal Control - Integrated Framework* (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended July 27, 2013 of the Company and our report dated September 12, 2013 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP
Certified Public Accountants

Miami, Florida
September 12, 2013

**Item 9B.** ***Other Information.***

None.

**PART III**

**Item 10.** ***Directors, Executive Officers and Corporate Governance.***

Information concerning directors and nominees of the Registrant and other information as required by this item are hereby incorporated by reference from the Company's definitive proxy statement to be filed with the Commission pursuant to Regulation 14A. The information set forth under the caption "Executive Officers of the Registrant" in Part I, Item 1 of this Annual Report on Form 10-K is incorporated herein by reference.

**Code of Ethics**

The Company has adopted a Code of Ethics for Senior Financial Officers, which is a code of ethics as that term is defined in Item 406(b) of Regulation S-K and which applies to its Chief Executive Officer, Chief Financial Officer, Controller and other persons performing similar functions. The Code of Ethics for Senior Financial Officers is available on the Company's Internet website at *www.dycomind.com*. If the Company makes any substantive amendments to, or a waiver from, provisions of the Code of Ethics for Senior Financial Officers, it will disclose the nature of such amendment, or waiver, on its website or in a report on Form 8-K. Information on the Company's website is not deemed to be incorporated by reference into this Annual Report on Form 10-K.

**Item 11.** ***Executive Compensation.***

The information required by Item 11 regarding executive compensation is included under the headings "Compensation Discussion and Analysis," "Compensation Committee Report," and "Compensation Committee Interlocks and Insider Participation" in the Company's definitive proxy statement to be filed with the Commission pursuant to Regulation 14A, and is incorporated herein by reference.

**Item 12.** ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.***

Information concerning the ownership of certain of the Registrant's beneficial owners and management and related stockholder matters is hereby incorporated by reference from the Company's definitive proxy statement to be filed with the Commission pursuant to Regulation 14A.

**Item 13.** ***Certain Relationships, Related Transactions and Director Independence.***

Information concerning relationships and related transactions is hereby incorporated by reference from the Company's definitive proxy statement to be filed with the Commission pursuant to Regulation 14A.

**Item 14.** ***Principal Accounting Fees and Services.***

Information concerning principal accounting fees and services is hereby incorporated by reference from the Company's definitive proxy statement to be filed with the Commission pursuant to Regulation 14A.

**PART IV**

**Item 15.** ***Exhibits and Financial Statement Schedules.***

(a) The following documents are filed as a part of this report:

1. *Consolidated financial statements:* the consolidated financial statements and the Report of the Independent Registered Public Accounting Firm are listed on pages 39 through 81.

2. *Financial statement schedules:*

All schedules have been omitted because they are inapplicable, not required, or the information is included in the above referenced consolidated financial statements or the notes thereto.

3. *Exhibits furnished pursuant to the requirements of Form 10-K:*

**Exhibit Number**

2.1 Stock Purchase Agreement, dated as of November 19. 2012, among Dycom Industries, Inc., PBG Acquisition III, LLC, Quanta Services, Inc. and Infrasource FI LLC (incorporated by reference to Exhibit 2.1 to Dycom Industries, Inc.'s Current Report on Form 8-K filed with the SEC on November 20, 2012).

3(i) Restated Articles of Incorporation of Dycom Industries, Inc. (incorporated by reference to Dycom Industries, Inc.'s Form 10-Q filed with the SEC on June 11, 2002).

3(ii) Amended and Restated By-laws of Dycom Industries. Inc., as amended on February 24, 2009 (incorporated by reference to Dycom Industries, Inc.'s Form 8-K, filed with the SEC on March 2, 2009).

4.1 Indenture, dated as of January 21, 2011, among Dycom Investments, Inc., Dycom Industries, Inc. and certain subsidiaries of Dycom Industries, Inc., as guarantors, and U.S. Bank National Association, as trustee (incorporated by reference to Dycom Industries, Inc.'s Form 8-K filed with the SEC on January 24, 2011).

4.2 First Supplemental Indenture, dated as of January 28, 2011, among Dycom Investments, Inc., Dycom Industries, Inc. and certain subsidiaries of Dycom Industries, Inc., as guarantors, and U.S. Bank National Association, as trustee. (incorporated by reference to Exhibit 4.1 to Dycom Industries, Inc.'s Current Report on Form 8-K filed with the SEC on December 12, 2012).

4.3 Second Supplemental Indenture, dated as of December 12, 2012, among Dycom Investments, Inc., Dycom Industries, Inc. and certain subsidiaries of Dycom Industries, Inc., as guarantors, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to Dycom Industries, Inc.'s Current Report on Form 8-K filed with the SEC on December 12, 2012).

4.4 Third Supplemental Indenture, dated as of February 26, 2013, among Dycom Investments, Inc., Dycom Industries, Inc. and certain subsidiaries of Dycom Industries, Inc., as guarantors, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.5 to the First Amendment to Dycom Investments, Inc.'s Registration Statement on Form S-4 filed with the SEC on February 26, 2013).

4.5+ Fourth Supplemental Indenture, dated as of July 26, 2013, among Dycom Investments, Inc., Dycom Industries, Inc. and certain subsidiaries of Dycom Industries, Inc., as guarantors, and U.S. Bank National Association, as trustee.

4.6 Registration Rights Agreement, dated as of December 12, 2012, among Dycom Investments, Inc., Dycom Industries, Inc., certain subsidiaries of Dycom Industries, Inc., and Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the Initial Purchasers (incorporated by reference to Exhibit 4.2 to Dycom Industries, Inc.'s Current Report on Form 8-K filed with the SEC on December 12, 2012).

10.1* 1998 Incentive Stock Option Plan (incorporated by reference to Dycom Industries, Inc.'s Preliminary Proxy Statement filed with the SEC on September 30, 1999).

10.2* 2003 Long-Term Incentive Plan, amended and restated effective as of September 19, 2011 (incorporated by reference to Dycom Industries, Inc.'s Form 8-K, filed with the SEC on September 23, 2011).

10.3* Form of Non-Qualified Stock Option Agreement under the 2003 Long-Term Incentive Plan, as amended and restated (incorporated by reference to Dycom Industries, Inc.'s Form 10-K, filed with the SEC on September 4, 2012).

10.4* Form of Incentive Stock Option Agreement under the 2003 Long-Term Incentive Plan, as amended and restated (incorporated by reference to Dycom Industries, Inc.'s Form 10-K, filed with the SEC on September 4, 2012).

10.5* Form of Restricted Stock Unit Agreement under the 2003 Long-Term Incentive Plan, as amended and restated (incorporated by reference to Dycom Industries, Inc.'s Form 10-K, filed with the SEC on September 4, 2012).

10.6* Form of Performance Unit Agreement under the 2003 Long-Term Incentive Plan, as amended and restated (incorporated by reference to Dycom Industries, Inc.'s Form 10-K, filed with the SEC on September 4, 2012).

10.7* 2012 Long-Term Incentive Plan (incorporated by reference to Dycom Industries, Inc.'s Definitive Proxy Statement filed with the SEC on October 11, 2012).

10.8* Form of Non-Qualified Stock Option Agreement under the 2012 Long-Term Incentive Plan (incorporated by reference to Dycom Industries, Inc.'s Form 8-K filed with the SEC on December 20, 2012).

10.9* Form of Incentive Stock Option Agreement under the 2012 Long-Term Incentive Plan (incorporated by reference to Dycom Industries, Inc.'s Form 8-K filed with the SEC on December 20, 2012).

10.10* Form of Restricted Stock Unit Agreement under the 2012 Long-Term Incentive Plan (incorporated by reference to Dycom Industries, Inc.'s Form 8-K filed with the SEC on December 20, 2012).

10.11* Form of Performance Unit Agreement under the 2012 Long-Term Incentive Plan (incorporated by reference to Dycom Industries, Inc.'s Form 8-K filed with the SEC on December 20, 2012).

10.12* 2007 Non-Employee Directors Equity Plan, amended and restated effective as of September 19, 2011 (incorporated by reference to Dycom Industries, Inc.'s Form 8-K filed with the SEC on September 23, 2011).

10.13* Form of Non-Employee Director Non-Qualified Stock Option Agreement, under the 2007 Non-Employee Directors Equity Plan, as amended and restated (incorporated by reference to Dycom Industries, Inc.'s Form 10-K, filed with the SEC on September 4, 2012).

10.14* Form of Non-Employee Director Restricted Stock Unit Agreement, under the 2007 Non-Employee Directors Equity Plan, as amended and restated (incorporated by reference to Dycom Industries, Inc.'s Form 10-K, filed with the SEC on September 4, 2012).

10.15* Employment Agreement for Richard B. Vilsoet dated as of May 5, 2005 (incorporated by reference to Dycom Industries, Inc.'s Form 10-K filed with the SEC on September 9, 2005).

10.16* Employment Agreement for H. Andrew DeFerrari dated as of July 14, 2004 (incorporated by reference to Dycom Industries, Inc.'s Form 8-K filed with the SEC on January 23, 2006).

10.17* Amendment to the Employment Agreement of H. Andrew DeFerrari dated as of August 25, 2006 (incorporated by reference to Dycom Industries, Inc.'s Form 8-K filed with the SEC on August 31, 2006).

10.18* Amendment to the Employment Agreements of H. Andrew DeFerrari and Richard B. Vilsoet dated as of May 28, 2010 (incorporated by reference to Dycom Industries, Inc.'s Form 8-K filed with the SEC on May 28, 2010).

10.19* Employment Agreement for Steven E. Nielsen dated as of May 1, 2012 (incorporated by reference to Dycom Industries, Inc.'s Form 8-K filed with the SEC on May 2, 2012).

10.20* Employment Agreement for Timothy R. Estes dated as of October 4, 2012 (incorporated by reference to Dycom Industries, Inc.'s Form 8-K filed with the SEC on October 4, 2012).

10.21 2009 Annual Incentive Plan (incorporated by reference to Dycom Industries, Inc.'s Definitive Proxy Statement filed with the SEC on October 30, 2008).

10.22* Form of Indemnification Agreement for directors and executive officers of Dycom Industries, Inc. (incorporated by reference to Dycom Industries, Inc.'s Form 10-K filed with the SEC on September 3, 2009).

10.23 Credit Agreement, dated as of December 3, 2012, among Dycom Industries, Inc., as the Borrower, the subsidiaries of Dycom Industries, Inc. identified therein, certain lenders named therein, Bank of America, N.A., as Administrative Agent, Swingline Lender and L/C Issuer, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC, as Joint Lead Arrangers and Joint Book Managers, Wells Fargo Bank, National Association, as Syndication Agent, and Suntrust Bank, PNC Bank, National Association and Branch Banking and Trust Company, as Co-Documentation Agents (incorporated by reference to Exhibit 10.1 to Dycom Industries, Inc.'s Current Report on Form 8-K filed with the SEC on December 5, 2012).

10.24*+ Description of Non-Employee Directors' Compensation.

12.1 + Computation of Ratio of Earnings to Fixed Charges.

21.1+ Principal subsidiaries of Dycom Industries, Inc.

23.1+ Consent of Independent Registered Public Accounting Firm.

31.1 + Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 + Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

| | |
|---|---|
| 32.1 + | Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 32.2 + | Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 101++** | The following materials from the Registrant's Annual Report on Form 10-K for the fiscal year ended July 27, 2013 formatted in eXtensible Business Reporting Language: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Operations; (iii) the Consolidated Statements of Comprehensive Income; (iv) the Consolidated Statements of Stockholders' Equity; (v) the Consolidated Statements of Cash Flows; and (vi) the Notes to Consolidated Financial Statements. |

+ Filed herewith

++ Furnished herewith

* Indicates a management contract or compensatory plan or arrangement.

** Users of this data are advised pursuant to Rule 406T of Regulation S-T that this interactive data file is deemed not filed or part of a registration statement or prospectus for the purposes of section 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of section 18 of the Securities and Exchanges Act of 1934, as amended, and otherwise is not subject to liability under these sections.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DYCOM INDUSTRIES, INC.
Registrant

Date: September 12, 2013

/s/ Steven E. Nielsen

Name: Steven E. Nielsen
Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| Name | Position | Date |
|---|---|---|
| /s/ Steven E. Nielsen<br>Steven E. Nielsen | President and Chief Executive Officer | September 12, 2013 |
| /s/ H. Andrew DeFerrari<br>H. Andrew DeFerrari | Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer) | September 12, 2013 |
| /s/ Thomas G. Baxter<br>Thomas G. Baxter | Director | September 12, 2013 |
| /s/ Charles M. Brennan, III<br>Charles M. Brennan, III | Director | September 12, 2013 |
| /s/ Charles B. Coe<br>Charles B. Coe | Director | September 12, 2013 |
| /s/ Stephen C. Coley<br>Stephen C. Coley | Director | September 12, 2013 |
| /s/ Dwight B. Duke<br>Dwight B. Duke | Director | September 12, 2013 |
| /s/ Patricia L. Higgins<br>Patricia L. Higgins | Director | September 12, 2013 |

# DYCOM INDUSTRIES, INC.
## RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
### (Unaudited) – Not filed in the Form 10-K

The shareholder letter included at the beginning of this Annual Report includes the financial measure "organic revenue growth," which is a Non-GAAP financial measure as defined in Regulation G of the Securities and Exchange Act of 1934. The Company cautions that Non-GAAP financial measures should be considered in addition to, but not as a substitute for, the Company's reported results under generally accepted accounting principles (GAAP).

The below table presents a reconciliation of Non-GAAP contract revenues and year-over-year growth to GAAP contract revenues and year-over-year growth. The organic revenue change represents the revenue growth excluding revenues from acquired businesses and storm restoration services. The Company believes organic revenue provides the most meaningful comparison of contract revenues on a year-over-year basis.

Calculation of Organic Growth % (dollars in thousands):

| | Contract Revenues - GAAP | Revenues from subsidiaries acquired in fiscal 2013 | Revenues from storm restoration services | Contract Revenues - Non-GAAP | % Growth - GAAP (a) | % Growth - Non-GAAP (a) |
|---|---|---|---|---|---|---|
| **Q1-13 Organic Growth:** | | | | | | |
| Three Months Ended October 27, 2012 | $ 323,286 | $ - | $ - | $ 323,286 | 1.2 % | 2.4 % |
| Three Months Ended October 29, 2011 | $ 319,575 | $ - | $ (3,729) | $ 315,846 | | |
| **Q4-13 Organic Growth:** | | | | | | |
| Three Months Ended July 27, 2013 | $ 478,632 | $ (139,079) | $ - | $ 339,553 | 50.5 % | 7.5 % |
| Three Months Ended July 28, 2012 | $ 318,034 | $ - | $ (2,256) | $ 315,778 | | |
| **Fiscal 2013 Organic Growth:** | | | | | | |
| Twelve Months Ended July 27, 2013 | $ 1,608,612 | $ (337,923) | $ (16,721) | $ 1,253,968 | 33.9 % | 4.9 % |
| Twelve Months Ended July 28, 2012 | $ 1,201,119 | $ - | $ (5,985) | $ 1,195,134 | | |

(a) Year-over-year growth percentage is calculated as follows: (i) revenues in the current period less (ii) revenues in the comparative prior year period; divided by (ii) revenues in the comparative prior year period.

The following table presents contract revenues on a stand-alone basis for subsidiaries acquired in fiscal 2013 and legacy subsidiaries (dollars in thousands):

| | Revenues from subsidiaries acquired in fiscal 2013 | Revenues from legacy subsidiaries | Contract Revenues – GAAP |
|---|---|---|---|
| Twelve Months Ended July 27, 2013 | $ 337,923 | $ 1,270,689 | $ 1,608,612 |

[This page intentionally left blank]

[This page intentionally left blank]

# CORPORATE DIRECTORY

**Executive Officers:**

Steven E. Nielsen
*Chairman, President and Chief Executive Officer*

Timothy R. Estes
*Executive Vice President and*
*Chief Operating Officer*

H. Andrew DeFerrari
*Senior Vice President and*
*Chief Financial Officer*

Richard B. Vilsoet
*Vice President, General Counsel and Secretary*

**Directors:**

Thomas G. Baxter 2, 4, 5

Charles M. Brennan, III 1, 4, 5

Charles B. Coe 1, 2, 5

Stephen C. Coley 1, 3, 4

Dwight B. Duke 1, 3

Patricia L. Higgins 1, 2, 3

Steven E. Nielsen 4

**Committees:**

1 Audit Committee

2 Compensation Committee

3 Corporate Governance Committee

4 Executive Committee

5 Finance Committee

**Registrar and Transfer Agent:**

American Stock Transfer & Trust Company
New York, New York

**Independent Auditors:**

Deloitte & Touche LLP
Miami, Florida

**Annual Meeting:**

The 2013 Annual Shareholders Meeting
will be held at 11:00 a.m. on
Tuesday, November 26, 2013, at the Corporate offices of
Dycom Industries, Inc.
11770 U.S. Highway 1
Suite 402
Palm Beach Gardens, Florida 33408

**Common Stock:**

The common stock of Dycom Industries, Inc. is traded on the New York Stock Exchange under the trading symbol "DY."

**Shareholder Information:**

Copies of this report to Shareholders, the Annual Report to the Securities and Exchange Commission ("SEC") on Form 10-K, and other published reports may be obtained, without charge, by sending a written request to:

Secretary
Dycom Industries, Inc.
11770 U.S. Highway 1
Suite 101
Palm Beach Gardens, Florida 33408

Telephone: (561) 627-7171
Web Site: www.dycomind.com
E-mail: info@dycominc.com

Documents that Dycom has filed electronically with the SEC can be accessed on the SEC's website at www.sec.gov.

Dycom has filed the certifications of the Chief Executive Officer and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1 and 31.2 of its 2013 Annual Report on Form 10-K filed with the SEC. Additionally, in December 2012, Dycom's Chief Executive Officer submitted to the New York Stock Exchange a certificate stating that he is not aware of any violations by Dycom of the New York Stock Exchange corporate governance listing standards.


DYCOM INDUSTRIES, INC.
11770 U.S. Highway 1
Suite 101
Palm Beach Gardens, Florida 33408
(561) 627-7171